6/27


06019640

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME La Quinta Resources Corporation

*CURRENT ADDRESS #1400- 400 Burrard Street
Vancouver, British Columbia V6C 3G2

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

FILE NO. 82- 35061 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: mm

DAT : 2/21/07

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

INITIAL PUBLIC OFFERING **PROSPECTUS** DATED: **August 29, 2005**

LA QUINTA RESOURCES CORPORATION

#1400 – 400 Burrard Street, Vancouver, British Columbia V6C 3G2
Telephone: 604-643-1722
Facsimile: 604-643-1760

Units	Minimum Offering: 2,560,000 Units @ $0.25 Maximum Offering: 3,200,000 Units @ $0.25
Flow-through Shares	Minimum Offering: 1,280,000 Flow-through Shares @ $0.25 Maximum Offering: 1,600,000 Flow-through Shares @ $0.25

La Quinta Resources Corporation (the "Company") offers for sale (the "Offering") up to 3,200,000 Units (the "Units") at a price of $0.25 per Unit and up to 1,600,000 Flow-through Shares ("Flow-through Shares") at a price of $0.25 per Flow-Through Share. The minimum subscription is 2,560,000 Units and 1,280,000 Flow-through Shares. The gross proceeds of the Offering will be a minimum of $960,000 and a maximum of $1,200,000.

Each Unit consists of one common share (the "Unit Shares") and one non-transferable share purchase warrant (a "Warrant"). Each Warrant entitles the holder to acquire one additional common share (the "Warrant Shares") for a period of one year following closing of the Offering at a price of $0.40. This Prospectus qualifies for distribution the Units, the Unit Shares, the Warrants and the Flow-through Shares.

THE OFFERING HEREUNDER IS SUBJECT TO A MINIMUM OFFERING OF 1,280,000 FLOW-THROUGH SHARES AND 2,560,000 UNITS ($960,000) OFFERED FOR SALE HEREUNDER BEING SOLD. THE DISTRIBUTION WILL NOT CONTINUE FOR A PERIOD OF MORE THAN NINETY (90) DAYS AFTER THE DATE OF THE RECEIPT FOR THIS PROSPECTUS IF SUBSCRIPTIONS REPRESENTING THIS MINIMUM OFFERING ARE NOT OBTAINED WITHIN THAT PERIOD UNLESS AGREED TO BY THE AGENT AND THE COMPANY AND CONSENTED TO BY THE RELEVANT SECURITIES COMMISSIONS. FUNDS RECEIVED FROM SUBSCRIPTIONS WILL BE HELD BY THE AGENT UNTIL CLOSING OCCURS OR THE OFFERING IS TERMINATED. IN THE EVENT THE MINIMUM OFFERING IS NOT ATTAINED AND THE OFFERING IS TERMINATED ALL FUNDS RAISED HEREUNDER WILL BE RETURNED TO INVESTORS WITHOUT INTEREST OR DEDUCTION.

	Price to the Public	Agent's Commission[1][2]		Net Proceeds to the Company[1][2][3]
Per Security:				
Units	$0.25	$0.02		$0.23
Flow-through Shares	$0.25	$0.02	[4]	$0.23
Minimum Offering:				
2,560,000 Units	$640,000	$51,200		$588,800
1,280,000 Flow-through Shares	$320,000	$25,600	[4]	$294,400
Total – Minimum Offering	**$960,000**	**$76,800**		**$883,200**
Maximum Offering:				
3,200,000 Units	$800,000	$64,000		$736,000
1,600,000 Flow-through Shares	$400,000	$32,000	[4]	$368,000
Total – Maximum Offering	**$1,200,000**	**$96,000**		**$1,104,000**

(1) The Agent will receive a commission of 8% of the gross amount raised in the Offering, payable in cash from the proceeds of the sale of the Units. In addition, the Agent will receive an option (the "Agent's Series A Option") to purchase that number of Units as is equal to 10% of the aggregate number of Units sold pursuant to the Offering (the "Agent's Units"). The Agent's Series A Option is exercisable for a period of one year from closing at a price of $0.25 per Agent's Unit. Each Agent's Unit will consist of one common share (the "Agent's Share") and one warrant (the "Agent's Warrant"). One Agent's Warrant will entitle the Agent to purchase one additional common share of the Company (the "Agent's Warrant Share") at a price of $0.40 per Agent's Warrant Share. The right to purchase Agent's Warrant Shares under the Agent's Warrant may be exercised at any time up to the close of business one year from the date of issue of the Agent's Series A Option under which the Agent's Warrant was issued. The Agent will also receive an option (the "Agent's Series B Option") to purchase that number of non flow-through common shares ("Agent's Series B Option Shares") as is equal to 10% of the Flow-through Shares sold pursuant to the Offering. Each Agent's Series B Option will entitle the Agent to purchase one Agent's Series B Option Share at a price of $0.25 per Agent's Series B Option Share at any time up to the close of business one year from the date of issuance of the Agent's Series B Option. This prospectus also qualifies for distribution the Agent's Series A Option and the Agent's Series B Option.

The Agent will also receive a corporate finance fee of $30,000 (plus GST) of which $15,000 (plus GST) has been paid as a non-refundable amount and the balance is to be paid in cash from the proceeds of the sale of the Units. Also, the Company has paid the Agent $12,000 to offset the Agent's out-of-pocket expenses in connection with the Offering. (See, "Plan of Distribution" under Item 15 herein.)

(2) The Company has granted the Agent an option (the "Over Allotment Option"), exercisable until the closing of the Offering, to offer an additional number of Units up to a maximum of 15% of the Offering at the same price per Unit. If the Over Allotment Option is exercised in full, the gross proceeds, Agent's commission and net proceeds to the Company will be $1,380,000, $110,400 and $1,269,600 respectively. This prospectus also qualifies the grant of the Over Allotment Option and the distribution of Units on exercise of the Over Allotment Option. (See, "Plan of Distribution" under item 15 herein.)

(3) Before payment of the legal, audit, listing, regulatory and other expenses associated with the Offering not paid or accrued as July 31, 2005, estimated to be $54,000 payable in cash from the proceeds of the Offering.

(4) The commission payable in respect of the sale of the Flow-through Shares will be paid from the proceeds of the sale of the Units.

THE PRICE TO THE PUBLIC OF THE SECURITIES OFFERED FOR SALE HEREUNDER AND THE AGENT'S COMMISSION WERE DETERMINED BY NEGOTIATION BETWEEN THE COMPANY AND THE AGENT.

THERE IS NO MARKET FOR WHICH THE FLOW-THROUGH AND THE COMMON SHARES MAY BE SOLD AND PURCHASERS MAY NOT BE ABLE TO RESELL FLOW-THROUGH SHARES AND COMMON SHARES

PURCHASED UNDER THIS PROSPECTUS. THE WARRANTS ARE NON-TRANSFERABLE AND CANNOT BE TRADED.

AN INVESTMENT IN NATURAL RESOURCE ISSUERS INVOLVES A SIGNIFICANT DEGREE OF RISK. THE DEGREE OF RISK INCREASES SUBSTANTIALLY WHERE, AS IS THE CASE WITH THE COMPANY'S PROPERTIES, THEY ARE IN THE EXPLORATION AS OPPOSED TO THE DEVELOPMENT STAGE. INVESTORS SHOULD NOT INVEST IN SHARES OF THE COMPANY UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" UNDER ITEM 16 HEREIN.

THE TSX VENTURE EXCHANGE HAS CONDITIONALLY APPROVED THE LISTING OF THE FLOW-THROUGH SHARES AND THE COMMON SHARES FORMING PART OF THE UNITS DISTRIBUTED UNDER THIS PROSPECTUS AND ISSUABLE UPON EXERCISE OF THE WARRANTS. LISTING WILL BE SUBJECT TO THE COMPANY FULFILLING ALL THE LISTING REQUIREMENTS OF THE TSX VENTURE EXCHANGE. SEE "PLAN OF DISTRIBUTION" UNDER ITEM 15 HEREIN.

NO PERSON IS AUTHORIZED BY THE COMPANY TO PROVIDE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE ISSUE AND SALE OF THE SECURITIES OFFERED BY THE COMPANY.

ONE OR MORE OF THE DIRECTORS OF THE COMPANY MAY HAVE AN INTEREST, DIRECT OR INDIRECT, IN OTHER NATURAL RESOURCE COMPANIES. SEE "CONFLICTS OF INTEREST" UNDER ITEM 12 ("DIRECTORS AND OFFICERS") HEREIN FOR A COMMENT AS TO THE RESOLUTION OF POSSIBLE CONFLICTS OF INTEREST.

THESE SECURITIES HAVE NOT AND WILL NOT BE REGISTERED UNDER THE *UNITED STATES SECURITIES ACT OF 1933*, AND SUBJECT TO CERTAIN EXCEPTIONS, MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO ANY U.S. PERSON, AND THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF SUCH SECURITIES WITHIN THE UNITED STATES.

Flow-through Shares are designed mainly for investors in the highest income tax bracket. There can be no assurance that income tax laws will not be changed in a manner which will fundamentally alter the tax consequences to investors holding or disposing of the Flow-through Shares. There is further risk that expenditures incurred with proceeds from the sale of the Flow-through Shares to investors will not qualify as Canadian Exploration Expenses and, as a result, investors may derive no or reduced income tax benefits from purchasing the Flow-through Shares. Investors should consult their own professional advisors on the income tax, legal and other aspects of investing in the Securities.

Legal matters in respect of the offering have been approved on behalf of the Company by Tupper Jonsson & Yeadon of Vancouver, and on behalf of the Agent by Miller Thomson LLP of Vancouver, British Columbia, Canada.

Wolverton Securities Ltd., as Agent, conditionally offer these securities subject to prior sale if, as and when issued by the Company and accepted by us, in accordance with the conditions contained in the Agency Agreement referred to under Item 15 ("Plan of Distribution") herein.

AGENT:

WOLVERTON SECURITIES LTD.
777 Dunsmuir Street, 17th Floor, PO Box 10115 Pacific Centre
Vancouver, British Columbia, Canada V7Y 1J5
Telephone: 604-622-1000
Facsimile: 604-662-5205

TABLE OF CONTENTS

GLOSSARY OF NON-TECHNICAL TERMS

Agent	means Wolverton Securities Ltd.
Agent's Series A Options	means the non-transferable options to be granted to the Agent, entitling the Agent to purchase that number of Units as is equal to 10% of the number of Units sold pursuant to the Offering, including Units sold under the Over-Allotment Option
Agent's Series B Options	means the non-transferable option to be granted to the Agent, entitling the Agent to purchase that number of common shares as is equal to 10% of the number of Flow-through Shares sold pursuant to the Offering.
Agent's Series B Option Shares	means the previously unissued common shares in the capital of the Company which will be issued on exercise of the Agent's Series B Options.
Agent's Shares	means the previously unissued common shares in the capital of the Company which will be issued as part of the Agent's Units.
Agent's Units	means the units of the Company which may be issued as part of the Agent's Series A Options
Agent's Warrants	means the share purchase warrants of the Company which will be issued as part of the Agent's Units and which will entitle the Agent to purchase one common share of the Company at a price of $0.40 per share for a period of one year from the date of issue of the Agent's Series A Option
Agent's Warrant Shares	means the common shares in the capital of the Company that may be issued on any exercise of the Agent's Warrants.
Closing	means the closing of the Offering under this Prospectus
Common Shares	means common shares in the capital of the Company
Company	means La Quinta Resources Corporation
Crowsnest Property	means the Aubyrd 4 to 9 (inclusive) Claims consisting of 91 units located in the Fort Steele Mining District, British Columbia
Crowsnest Property Report	means the Technical Report prepared by P.H. Cowdery, B.Sc., MBA, P.Eng. on the Company's Crowsnest Property, dated July 27, 2005.
Effective Date	means the date upon which a decision document for the final Prospectus is issued by the last of the Securities Commissions
Exchange	means the TSX Venture Exchange
Flow-through Shares	means the Common Shares, issued as "Flow-through Shares:" as that phrase is defined in sub-section 66 (15) of the Income Tax Act (Canada) and, offered pursuant to this Prospectus at a price of $0.25 each
Howell Property	means the Howell 1-5 inclusive and YS001 claims consisting of 106 units located in the Fort Steele Mining District, British Columbia
Howell Property Report	means the Technical Report prepared by P.H. Cowdery, B.Sc., MBA, P.Eng. on the Company's Howell Property dated July 27, 2005.
IPO	means initial public offering

Listing Date	means the date the Company's Common Shares are listed for trading on the Exchange
Maximum Offering	means $1,200,000 (1,600,000 Flow-through Shares and 3,200,000 Units)
Minimum Offering	means $960,000 (1,280,000 Flow-through Shares and 2,560,000 Units)
Offering	means the offering of Units and Flow-through Shares of the Company pursuant to this Prospectus
Over-Allotment Option	means the option to be granted to the Agent, entitling the Agent to solicit and accept subscriptions for Units up to a maximum of 15% of the Offering
Principal Shareholders	means the directors, senior officers and promoters of the Company, together with those persons or companies who own and/or control more than 10% of the issued and outstanding voting securities of the Company immediately after the completion of the IPO
Securities Commissions	means , collectively, the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission
Units	means the units offered pursuant to this Prospectus at a price of $0.25 each, each consisting of one Common Share and one (1) non-transferable Warrant
Warrants	means the non-transferable share purchase warrants forming part of the Units offered pursuant to this Prospectus, with each Warrant entitling the holder to purchase one Common Share at a price of $0.40 for a period of one year from the Closing
Warrant Shares	means the Common Shares to be acquired on exercise of the Warrants.

9

GLOSSARY OF TECHNICAL TERMS

Adularia	A type of feldspar, $KAlSi_3O_8$ frequently associated with epithermal gold deposits and related alteration systems
Ag	Silver
Alluvium	Detrital material which is transported by a river and deposited at points along the floodplain of a river
Alteration	Changes in the chemical or mineralogical composition of a rock by hot aqueous solutions frequently associated with mineral deposits
Andesite	A fine-grained volcanic rock of intermediate composition similar in composition to an intrusive diorite
Anomaly	A geological feature which is different from the general surroundings and may be of potential economic interest
Anticline	A flexure, or fold in a rock formation that takes the form of an arch
Apophyses	Thin branches or offshoots from a much larger body
Argillic	A type of alteration that is dominated by the presence of kaolinite, montmorillonite, and alunite formed by alteration of feldspars
Arsenopyrite	An arsenic-bearing mineral, FeAsS
As	Arsenic
ASL	Above sea level
Assay	An analysis to determine the quantity of one or more components in a rock, generally for metals of economic interest that are present in greater than trace amounts
Au	Gold
Barite	A barium-rich mineral commonly found in low-temperature sulphide veins, $BaSO_4$
Base Metal	The term used for the metals copper, lead, zinc and tin as distinct from precious metals
Bonanza	A term used to describe an exceptionally large and rich ore sheet or pocket in veins containing gold and silver
Breccia	A rock characterized by the presence of rock fragments. Frequently, the rock fragments are the product of hydrothermal alteration that frequently accompanies metallic mineral deposits
Calcite	A common mineral found in sedimentary rocks, $CaCO_3$
Chalcedony	A cryptocrystalline variety of quartz with a waxy luster
Chalcopyrite (Cpy)	The most common and important mineral containing copper
Chargeability	The measurement of the polarization of the ground
Chlorite	A mineral commonly related to hydrothermal alteration, $Fe,Mg,Al_{2\text{-}3}(OH)_6$
Clastic	A type of rock that is composed of broken fragments that are derived from pre-existing rocks and have been transported some distance
Colluvium	Weathered material transported by gravity downhill from its source
Conglomerate	A sedimentary rock consisting of round or sub-rounded clasts
Cu	Copper
CuOx	Copper oxide
Declacification	The process of removing calcite from a rock through hydrothermal alteration
Deposit	Natural occurrence of a useful mineral
Diamond Drilling	A variety of rotary drilling in which diamond bits are used as the rock-cutting tool and core is usually recovered
Diatreme	A breccia filled volcanic pipe that was formed by a gaseous explosion
Dip	The angle that a planar feature in a rock makes with a horizontal plane, the angle being measured in a direction perpendicular to the strike to the rock formation
Disseminated	When the desired mineral occurs as scattered particles in the rock, but in sufficient quantity to make the mineral of potential economic interest
Dolomite	A carbonate mineral – $CaMg(CO)_3$
Drusy	Having irregular cavities or openings which are lined with small projecting crystals
Dyke	A sheet-like body of igneous rock that is discordant to the structural planes of the host rock
Electrode Array	This term refers to the particular fashion in which the electrodes used in an IP (induced polarization) survey are arranged-as in "The dipole-dipole electrode array was used for the IP survey over the property". Usually the electrical current is "injected" into the ground using a pair of electrodes (usually, these are metal rods which are inserted into the earth) attached to a transmitter and generator, using wire. The measurements are then obtained using another pair of electrodes, attached to a

	"receiver" (a kind of volt-meter)–also using wires. The way these two pairs of "transmitter" and "receiver" electrodes are set out for a measurement during the survey is called the electrode array. The types of targets that are sought usually determine the choice of array used during an IP survey. The most common array, called "dipole-dipole" is usually best for determining the location of shallow metallic bodies, whereas the "gradient" array is usually better for more deeply buried targets
EM	The word "EM" is short for "Electromagnetic", which describes either a certain type of geophysical survey or the results it produces-for example, as in "An EM survey was conducted over the showing", or "The EM was very strong over this target". Electromagnetic surveys generally involve creating "primary" EM fields, more often than not using current injected into a wire loop, and then measuring the weaker "secondary" EM fields that are produced by conductive bodies which are reacting to this field-also usually using a wire-loop connected to a receiver. An example of an EM survey instrument which is familiar to most is the nickel deposits, which produce the strongest "secondary" fields, hence the popularity of EM methods in this type of exploration, but any type of geologic "structure" which contains water will also produce these type of fields. EM surveys can either be conducted on the ground or in the air using aircraft
En-echelon	A term used to describe veins or lodes that are arranged in a series of steps
Epidote	A complex silicate mineral frequently found in rocks with low temperature alteration, $Ca_2(Al,Fe^{+3})Al_2(SiO4)(Si_2O_7)O(OH)$
Epithermal	A term applied to low-temperature (100-200°C) hydrothermal processes
Fault	A fracture or fracture zone in rock along which there has been displacement of the sides relative to one another parallel to the fracture
Fe	Iron
Felsic	An acronym derived from *fe*ldspar and *si*lica, used to describe light-coloured rocks and minerals such as quartz and feldspar
FeOx	Iron Oxide
Fissures	A mining term referring to faults or veins that are mineralized
Fluorite	A mineral commonly associated with hydrothermal alteration, CaF_2
Flux	A stream of particles, that are usually magnetic, in a given volume
Fold	A bend in rock strata
Fracture	Natural breaks in a rock formation due to intense folding or faulting
Ga	Age (in billions of years)
Galena	A lead-bearing mineral, PbS
Gangue	That part of an ore deposit from which a metal or metals is not extracted, but is intimately associated with the ore itself
Geochemical	Pertaining to various chemical aspects (e.g. concentration, associations of elements) of natural media such as rock, soil and water
Geophysics	Study pertaining to physical properties such as density, magnetism, radioactivity or minerals, rocks, regions or the earth itself
Gossan	The leached and oxidized near-surface part of a vein containing sulphides, especially iron-bearing minerals
GPS	Global Positioning System
Graben	A relatively depressed curstal unit or block that is bounded by faults on its long side
Gradient IP	A specific type of IP electrode array survey
Grid	A systematic array of points on lines at or along which geophysical and geological data is taken or along which samples are taken
Hematite	An iron-rich mineral commonly associated with weathered mineral deposits, Fe_2O_3
Hg	Mercury
Horsetails	A single discrete fault zone that bifurcates into a complex system of anastomosing faults/veins
Horst	An up-thrown area between two parallel faults
Hydrothermal	The name given to any processes associated with igneous activity that involve heated or superheated water. Hydrothermal activity is responsible for alteration around an ore deposit, as well as deposition of the mineral deposit itself
Hypogene	A term used to describe processes originating within the earth, especially the formation of mineral deposits by ascending hydrothermal fluids
Intermediate	A rock which contains less than 10% of quartz together with either a plagioclase (andesine to oligoclase range), or an alkali feldspar
IP	The word "IP" is short for "Induced Polarization", which describes either a certain type of geophysical survey or the results it produces-for example, as in "An IP survey was conducted over the property" or "The IP effects were strong over this area". Induced polarization surveys involve injecting electrical current into the ground, using a generator and transmitter, and measuring the decay of the "induced" currents (hence the term) when the current is turned off, using a receiver, which is a kind of voltmeter. Generally speaking the intensity of the "IP effect" is stronger for rocks that contain metallic particles, such as pyrite, in minute amounts-as little as 1-2%. Because gold or porphyry copper deposits often contain such small amounts of

"disseminated" mineralization, IP is the tool of choice for locating these types of targets

Iron Oxide	Referring to any one of the Iron Oxide Minerals, including hematite, jarosite, etc.
Jarosite	A complex iron-rich mineral commonly associated with weathered mineral deposits, $KFe^{+3}(OH)_6(SO4)_2$
Jasperoid	A red chert-like variety of chalcedony, frequently found around ore deposits and related to hydrothermal alteration of the surrounding rocks
K-Ar	Potassium Argon age dating
Latite	A volcanic rock of intermediate composition, the volcanic equivalent of an intrusive body of monzonitic composition
Limonite	An iron-rich mineral, hydrated ferric oxide, FeO(OH)
LMI	Acronym for 'Layered Mafic Intrusive' body – A type of igneous intrusion that frequently hosts Ni-Cu and PGM mineralization
Lodes	A synonym for a vein, or deposit of ore
Ma	Age (in millions of years)
Mafic	An igneous rock composed predominantly of the magnesium rock forming minerals
Magnetic Field Intensity	This term refers to the strength of the earth's magnetic field that is measured using an instrument called a "magnetometer". A compass, on the other hand, measures the "magnetic field direction". Across a given area, the relative changes in the earth's magnetic field intensity that are measured are caused by differences in the amount of magnetic material contained in the underlying rocks-usually iron-rich minerals. Because metallic deposits normally contain usually high levels of iron, these tend to be more magnetic and therefore produce a stronger magnetic field intensity
Magnetometer Survey	A geophysical survey which uses a magnetometer to measure total magnetic field intensity
Massive Sulphide	A mineral deposit characterized by a great concentration of sulphide minerals
Mesothermal	A hydro-thermal mineral deposit formed at considerable depth
Metamorphic	The process of change of a rock brought about through intense heat, pressure or chemically active fluids
mgal	Units called milligals found in gravity surveying – a unit of acceleration equal to $^1/_{1000}$ gal
Mn	Manganese
MnO_x	Manganese oxide
NSR	Net smelter return-a royalty based on payments from smelting ores
Ore	A mineral or aggregate of minerals which can be commercially mined at a profit
Outlier	An area or group of rocks surrounded by rocks of a different age
Paleozoic	The period of time that elapsed from the beginning of the Cambrian Period to the end of the Permian Period, having duration of 370 million years (from 600 Ma to 230 Ma)
Pathfinder Elements	A broad suite of elements that frequently accompany ore deposits. In Nevada, Hg, As, Sb, Te and S are examples of pathfinder elements that accompany gold and silver deposits
Pb	Lead
PbO	Lead oxide
Permeability	The ability of a rock to be permeable to liquid. The term is frequently used in conjunction to describe a rock and its ability to transport hydrothermal fluids and the associated ore-bearing minerals that are related to ore deposits
PGM	Acronym ('Platinum Group Metals') used to describe mineralization found within Layered Mafic Intrusive ('LMI') bodies
Phenocrysts	The relatively large crystals that are found set in finer-grained groundmass
Plug	An intrusive body that is generally small and roughly circular in diameter
Plunge	The inclination of a geological structure measured by its departure from the horizontal as measured in a vertical plane
Pluton	A large mass of igneous rock
Polarization	Refers to either "induced polarization" surveys or the effects they produce (see "IP" above)
Porphyry	An intrusive rock containing phenocrysts (typically plagioclase) generally in a fine-grained groundmass
Propylitic	Also known as sericite alteration, this type of alteration is characterized by the presence of the mineral sericite formed by the alteration of feldspar, micas and other mafic minerals
Pyrite (Py)	A common iron-sulphide mineral; also known as 'fools gold'
Pyrrhotite	A major mineral of many sulphide bodies
Quartz Feldspar Porphyry ("QFP")	An intrusive rock that is dominated by quartz and porphyritic feldspar phenocrysts and is frequently associated with mineral deposits
Quaternary	The latest period of time in the geological time scale, from 2 Ma to present
RC Drilling	A variety of drilling using down-hole hammer bits that recover cuttings of rocks

Replacement	The important process by which minerals related to a metallic ore deposit replace pre-existing rocks, usually limestone
Resistivity	A measurement of the relative ability of a rock volume to transmit electrical current
Rhyolite	Fine-grained acidic volcanic rocks, chemically similar to granites and rich in quartz
S	Sulphur
Sb	Antimony
Selenides	Ore minerals rich in selenium
Sericite	A fine-grained white mica formed by the alteration of feldspar, $KAl_2(AlSi_3O_{10})(OH)_2$
Shaft	A vertical or inclined excavation through which a mine is worked
Shear	A deformation resulting from stresses that cause or tend to cause contiguous parts of a body of rock to slide relative to each other in a direction parallel to their plane of contact. The term applies to strain rather than to stress
Showing	A mineralized outcrop of rock which may or may not be an exploitable mineral resource
Sinter	Silica deposited by Hot Springs
Sphalerite	A zinc-bearing mineral, ZnS
Stock	A body of igneous rocks formed at great depth, that covers less than 104 square kilometres
Stockwork	A large-scale ramifying and dichotomizing series of fissures filled with mineral matter. If the veinlets contain an ore mineral, then it is generally necessary to work the mass as a whole since the veinlets are too thin and too closely spaced to be worked individually
Strata-bound	A mineral deposit or related feature that is confined to specific stratigraphic intervals
Stratigraphic	The layering found in all types of rock formations – but largely related to sedimentary rocks
Strike	The direction of the intersection of a planar feature in a rock, such as bedding, with the horizontal plane
Sulphide	Pertaining to minerals that contain the element sulphur, and are usually associated with metallic mineral deposits
Sulphides	Minerals composed of sulphur chemically combined with one other more positive element e.g. chalcopyrite, pyrite, pyrrhotite, sphalerite
Sulphosalts	A group of minerals that form the bulk of the ore minerals, and generally have metals such as Ag, Zn, Ni, etc. occuring with sulphur
Supergene	A term used to describe processes involving water, with or without dissolved material, percolating down from the surface. Typical supergene processes are solution, hydration, oxidation, enrichment and leaching
Syncline	A flexure, or fold in a rock formation that takes the form of a trough
Te	Tellerium
Tectonics	A regional assemblage of structural or deformational features
Tertiary	The period of time that elapsed between the end of the Cretaceous Period and the present time, having duration of 65 million years (from 65 Ma to present)
Trench	A narrow ditch cut through soil or bedrock across a mineral deposit
Tuff (tuffaceous)	A pyroclastic rock that consists of fragmental volcanic material (ash) that has been blown into the atmosphere by explosive activity
Ultramafic	Igneous rocks consisting essentially of ferromagnesian minerals to the virtual exclusion of quartz, feldspar and feldspathoids
Unit	Stratified or layered rock of uniform composition throughout
VLF	The term "VLF" is used to describe either a type of electromagnetic survey or the EM fields they measure. VLF is actually a radio broadcast term that is short for "very low frequency". These types of transmitter stations are found throughout the world and are primarily used by the military to communicate with submarines. However, these fields are also useful for geophysical surveys because they provide a suitable "primary EM field" which is free of charge. Geophysical surveying usually entails measuring EM field variations, which are strongest surrounding conductive bodies such as metallic deposits or geologic structures, such as faults
VLF-EM Survey	An electromagnetic survey, which uses a frequency band of VLF transmitting stations with means of measuring the vertical field components of secondary fields, generated by conductive bodies in the ground
Vugs [vuggy]	A cavity in a rock usually filled with a lining of crystalline minerals, a term used especially for cavities in mineral veins
Zoning	A series of discrete units that are found around an ore deposit, and can be related to rock types or rocks of distinct and separate geochemical composition. The term is frequently used to describe the variations in minerals or ore-related minerals related to a hydrothermal system

PROSPECTUS SUMMARY

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus.

The Company

La Quinta Resources Corporation was incorporated on August 17, 2004 in the Province of British Columbia, Canada by registration of its Incorporation Application and Notice of Articles pursuant to the *Business Corporations Act* (British Columbia). In this Prospectus, unless the context otherwise applies, "Company" refers to **La Quinta Resources Corporation.**

The principal business of the Company is the acquisition and exploration of mineral resource properties. The Company's principal property is the Howell mineral property situated in the Fort Steele Mining District in south-eastern British Columbia. The Company will be exploring for gold on the property. All of the properties in which the Company currently holds an interest are without a known body of commercial ore. See "Mineral Projects" under Item 3 ("Narrative Description of the Business") herein.

Management

Directors and Officers:	Glen R. Watson	President, Chief Executive Officer and Director
	James William Morton	Director
	Malcolm J. A. Swallow	Director
	Dustin Henderson	Chief Financial Officer Director
	Heidi Clavey	Corporate Secretary

Certain of the Company's directors and officers have had professional training and/or experience in managing, administering and/or financing resource companies. See "Directors and Officers" under Item 12 herein.

The Offering

Issue: Up to 3,200,000 Units.
Up to 1,600,000 Flow-through Shares

Price: $0.25 per Flow-through Share and $0.25 per Unit.

Maximum Offering
Units: $800,000 (3,200,000 Units)
Flow-through Shares: $400,000 (1,600,000 Flow-through Shares)

Minimum Offering:
Units: $640,000 (2,500,000 Units)
Flow-through Shares: $320,000 (1,280,000 Flow-through Shares)

Agent's Commission: $0.02 per Flow-through Share and Unit sold (being 8% of the $0.25 price for each Flow-through Share and each Unit) payable in cash from the proceeds of sale of the Units.

Agent's Options: The Agent will receive an option (the "Agent's Series A Option") to purchase that number of Units as is equal to 10% of the aggregate number of Units sold pursuant to the Offering (the "Agent's Units"). The Agent's Series A Option is exercisable for a period of one year from closing at a price of $0.25 per Agent's Unit. Each Agent's Unit will consist of one common share (the "Agent's Share") and one warrant (the "Agent's Warrant"). One Agent's Warrant will entitle the Agent to purchase one additional common share of the Company (the "Agent's Warrant Share") at a price of $0.40 per Agent's Warrant Share. The right to purchase Agent's Warrant Shares under the Agent's Warrant may be exercised at any time up to the close of business one year from the date of issue of the Agent's Series A Option under which the Agent's Warrant was issued. The Agent will also receive an option (the "Agent's Series B Option") to purchase that number of common shares ("Agent's Series B Option Shares") as is equal to 10% of the Flow-through Shares sold pursuant to the Offering. Each Agent's Series B Option will entitle the Agent to purchase one Agent's Series B Option Share at a price of $0.25 per Agent's Series B Option Share at any time up to the close of business one year from the date of issuance of the Agent's Series B Option. This prospectus also qualifies for distribution the Agent's Series A Option and the Agent's Series B Option.

The Agent will also receive a corporate finance fee of $30,000 (plus GST) of which $15,000 (plus GST) has been paid as a non-refundable amount and the balance is to be paid in cash from the proceeds of sale of the Units. Also, the Company has paid the Agent $12,000 to offset the Agent's out-of-pocket expenses in connection with the Offering. (See, "Plan of Distribution" under Item 15 herein.)

Over-Allotment Option: The Company will grant the Agent an option (the "Over-Allotment Option") entitling it to solicit and accept subscriptions for up to an additional 720,000 Units from treasury (being 15% of the maximum number of Units and Flow-through Shares available under the Offering) at a price of $0.25 per Unit. The number of Units subject to the Over-Allotment Option will be the lesser of 15% of the maximum under the Offering or the actual number of Units and Flow-through Shares for which subscriptions have been received determined on the date of Closing of the Offering. The Over-Allotment Option may be exercised until the closing of the Offering. The Agent will be paid a commission of 8% of the gross

proceeds of any Units sold pursuant to the Over-Allotment Option payable in cash from the proceeds of sale of the Units. The Agent will also receive Agent's Series A Options equal to 10% of the aggregate number of Units sold under the Over-Allotment Option.

Use of Proceeds

In the event the Maximum Offering of $1,200,000 is attained, the Company will receive net proceeds of $1,104,000 which will be combined with a working capital of approximately $39,028 as of July 31, 2005, for a total of $1,143,028 in available funds, which will be allocated as follows:

(a)	estimated expenses of the Offering and the cost of this prospectus not paid or accrued as of July 31, 2005 including legal, audit, listing and regulatory fees:	$54,000
(b)	estimated cost of the recommended exploration program on the Howell Property, including property maintenance costs, approximately:	377,000
(c)	estimated cost of recommended Phase I exploration program on the Crowsnest Property, including property maintenance costs, approximately:	141,750
(d)	estimated administration costs for the 12 month period subsequent to the completion of the Offering:	235,000
(e)	reserve for working capital purposes:	335,278
	Total:	**$1,143,028**

The proceeds from the sale of any Units pursuant to the exercise of the Over-Allotment Option will be allocated for working capital purposes.

In the event the Minimum Offering of $960,000 is attained, the Company will receive net proceeds of $883,200, which will be combined with a working capital of approximately $39,028 as of July 31, 2005, for a total of $922,228 in available funds, which will be allocated as follows:

(a)	estimated expenses of the Offering and the cost of this prospectus not paid or accrued as of July 31, 2005 including legal, audit, listing and regulatory fees:	$54,000
(b)	estimated cost of the recommended exploration program on the Howell Property, including property maintenance costs, approximately:	377,000
(c)	estimated cost of recommended Phase I exploration program on the Crowsnest Property, including property maintenance costs, approximately:	141,750
(d)	estimated administration costs for the 12 month period subsequent to the completion of the Offering:	235,000
(e)	reserve for working capital purposes:	114,478
	Total:	**$922,228**

See "Use of Proceeds" under Item 4 herein.

All proceeds from the sale of Flow-through Shares will be used by the Company to incur CEE. See "Income Tax Considerations" under Item 7 herein.

Risk Factors

An investment in the securities offered hereunder is highly speculative due to the nature of the Company's business and the present stage of its development. Consequently an investment in the Company is subject to certain risks. In addition to the factors disclosed elsewhere in this Prospectus, investors should consider the following risk factors in assessing the investment merits of such securities: (i) at present, none of the Company's properties has a known body of ore of commercial grade and there is no certainty that planned expenditures by the Company will result in the discovery of commercial quantities of ore; (ii) a significant portion of the funds which will be available to the Company upon completion of the Offering have not been allocated for specific purposes; (iii) the marketability of any natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond its control; (iv) the Company may become subject to environmental liabilities such as pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure; (v) there is no guarantee as to title to the Company's properties, whose boundaries and locations could be in doubt and may be challenged; (vi) there is no established market for the Company's securities and no assurance that one will develop; (vii) certain of the Company's directors and officers are also directors, officers or shareholders of other companies engaged in the business of acquiring, developing and exploiting resource properties, which may result in conflicts of interest for such directors and officers; (viii) the Company's operations are subject to various government legislation, policies and controls; (ix) the Company's operations may be subject to environmental regulations enacted by government agencies from time to time; (x) the mineral industry is intensely competitive in all its phases; (xi) the future success of the Company depends to a large extent on its ability to retain the services of its senior management and members of its board of directors, the loss of whose services may have a material adverse effect on the Company's financial position; (xii) the Company has limited financial resources, no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its properties; (xiii) the Company's operations may require the granting of certain licences and permits from various governmental authorities which may not be available to the Company in every circumstance; (xiv) the securities offered hereunder will represent only 47.7% of the outstanding shares on completion of the Offering if the Maximum Offering is attained, and only 42.2% of the outstanding shares on completion of the Offering if only the Minimum Offering is attained; (xv) purchasers of Flow-through Shares and Units hereunder will suffer an immediate dilution of their investment of 55.2% if the Maximum Offering is attained, and 60.2% if only the Minimum Offering is attained - see "Dilution" under Item 16 ("Risk Factors") herein; (xvi) the Company has not paid any dividends in the past, and any decision to pay dividends in the future will be dependent upon the financial requirements of the Company and other factors which the board of directors may consider appropriate; (xvii) the price of natural resources is denominated in U.S. dollars, and the Company's operating costs and certain of the Company's payments in order to maintain property interests are to be made in Canadian dollars, and as a result, fluctuations in the U.S. dollar against the Canadian dollar could result in unanticipated fluctuations in the Company's financial results.

Summary Financial Information

The following table sets forth selected information for and as of the end of the periods indicated. This financial information is derived from the financial statements of the Company which are included in this Prospectus.

	December 31, 2004 (audited)	March 31, 2005 (unaudited)
Revenues or Recoveries (future income taxes)	Nil	34,681
Net Income (Loss)	(42,599)	(64,385)
Total Assets	302,458	212,854
Cash Dividends declared per Share	0.00	0.00
Net Earnings (Loss) per Share – basic and fully-diluted	(0.01)	(0.01)
Total Long-term financial liabilities	Nil	29,301

1. CORPORATE STRUCTURE

1.1 Name and Incorporation

La Quinta Resources Corporation was incorporated on August 17, 2004 in the Province of British Columbia, Canada by registration of its Incorporation Application and Notice of Articles pursuant to the *Business Corporations Act* (British Columbia). In this Prospectus, unless the context otherwise applies, "Company" refers to **La Quinta Resources Corporation.**

The Company's head office is located at #1400 – 400 Burrard Street, Vancouver, British Columbia V6C 3G2. The Company's registered and records offices are located at Suite 1710 - 1177 West Hastings Street, Vancouver, British Columbia.

1.2 Inter-corporate Relationships

The Company has no subsidiaries.

2. GENERAL DEVELOPMENT OF THE BUSINESS

2.1 History Since Incorporation

The principal business of the Company is the acquisition and exploration of mineral resource properties. The Company commenced operations in 2004, the year of its incorporation. The Company is currently involved in the exploration of the Howell Property and Crowsnest Property, each located in the Fort Steele Mining District in south-east British Columbia. Neither of these properties contains a known commercial ore body. A description of the general development of the Company's business since its incorporation is as follows:

From its incorporation on August 17, 2004 to March 31, 2005, the Company incurred exploration expenditures on the Howell Property and Crowsnest Property of $103,492 and $9,465, respectively.

The following changes to the management of the Company have occurred since the Company's incorporation on August 17, 2004:

(a) on August 17, 2004, Glen R. Watson was appointed Director, President and Secretary of the Company;

(b) on October 15, 2004, Dustin Henderson was appointed a Director of the Company;

(c) on October 15, 2004, Dustin Henderson was appointed Chief Financial Officer of the Company, Glen R. Watson resigned as Secretary of the Company and Heidi J. Clavey was appointed as Secretary of the Company. Also on October 15, 2004, Glen R. Watson was appointed Chief Executive Officer of the Company.

(d) on December 1, 2004, Malcolm J.A. Swallow and James William Morton were appointed Directors of the Company.

To fund its exploration activities and to provide working capital the Company relies on the issuance of shares from treasury. Since its incorporation on August 17, 2004 through to the date of this Prospectus, the Company has raised the following amounts by way of the sale of shares from treasury for cash:

Period	Securities Issued	Amount Raised
August 17, 2004 to the date of this Prospectus	5,295,000	$308,500

2.2 Significant Acquisitions and Significant Dispositions

Pursuant to an agreement dated for reference August 17, 2004, the Company was granted an option by Eastfield Resources Ltd., of Suite 110 – 325 Howe Street, Vancouver, BC, V6C 1Z7 ("Eastfield") to acquire a 60% interest in a total of six mineral claims comprising 106 Units located in the Fort Steele Mining District, in the Province of British Columbia, referred to by the Company as the "Howell Property"[1]. In order to maintain the option in good standing and to earn its interest in the Howell Property, the Company is required to make cash payments to Eastfield in the amount of $220,000 and issue a total of 150,000 shares to Eastfield prior to August 4, 2008 and undertake a work commitment on the claims aggregating $900,000 prior to December 31, 2008. As of the date of this prospectus the Company has paid $7,500 of the cash consideration, issued 40,000 shares and incurred as at March 31, 2005, $103,492 in expenditures on the claims. Upon the exercise of the option, the Company and Eastfield have agreed to form a joint venture for the purpose of further exploring and developing the claims. The terms of the option agreement and particulars of the property are disclosed in sub-Item 3.2(a) under Item 3 ("Narrative Description of the Business") herein.

Pursuant to an agreement dated for reference August 17, 2004, the Company was granted an option by Eastfield Resources Ltd., of Suite 110 – 325 Howe Street, Vancouver, BC, V6C 1Z7 ("Eastfield") to acquire a 60% interest in a total of six mineral claims comprising 91 Units located in the Fort Steele Mining District, in the Province of British Columbia, referred to by the Company as the "Crowsnest Property"[2]. In order to maintain the option in good standing and earn its interest in the Crowsnest Property, the Company is required to make cash payments to Eastfield in the amount of $100,000 and issue a total of 150,000 shares to Eastfield prior to August 4, 2008 and undertake a work commitment on the claims aggregating $800,000 prior to December 31, 2008. As of the date of this prospectus the Company has paid $17,500 of the cash consideration, issued 40,000 shares and as at March 31, 2005 incurred $9,465 in expenditures on the claims. Upon the exercise of the option, the Company and Eastfield have agreed to form a joint venture for the purpose of further exploring and developing the claims. The terms of the option agreement and particulars of the property are disclosed in sub-Item 3.2(b) under Item 3 ("Narrative Description of the Business") herein.

2.3 Trends

The Company depends on the sale of equity as the main source of funds to finance exploration, acquisitions and other corporate activities. Investor interest in the mining sector has been limited in recent years, but relatively recent increases in the price of gold have sparked renewed interest in the gold mining and exploration sector.

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[1] The option to acquire the interest in the Howell Property was originally granted to Musketeer Enterprises Ltd. ("Musketeer") pursuant to a Letter of Intent between Eastfield and Musketeer dated August 4, 2004 prior to the incorporation of the Company. Company President, Chief Executive Officer and director Glen Watson is the principal of Musketeer. Effective August 17, 2004, the incorporation date of the Company, Musketeer assigned its rights to the Howell Property and the Letter of Intent to the Company at no cost. Subsequently, on the same date, the Company entered into the formal Option Agreement with Eastfield for the acquisition of the Howell Property.

[2] The option to acquire the interest in the Crowsnest Property was originally granted to Musketeer Enterprises Ltd. ("Musketeer") pursuant to a Letter of Intent between Eastfield and Musketeer dated August 4, 2004 prior to the incorporation of the Company. Company President, Chief Executive Officer and director Glen Watson is the principal of Musketeer. Effective August 17, 2004, the incorporation date of the Company, Musketeer assigned its rights to the Crowsnest Property and the Letter of Intent to the Company at no cost. Subsequently, on the same date, the Company entered into the formal Option Agreement with Eastfield for the acquisition of the Crowsnest Property.

3. NARRATIVE DESCRIPTION OF THE BUSINESS

3.1 General

The principal business of the Company is the acquisition and exploration of mineral properties. The Company is considered to have one reportable industry segment, namely mineral exploration, and one geographic segment, namely the Province of British Columbia, Canada. The Company is currently involved in the exploration of the Howell Property and Crowsnest Property, each situated in the Fort Steele Mining District in south-eastern British Columbia, Canada.

The disclosure in respect of the number of mineral claims or other mineral property interests comprising the Company's mineral properties may be subject to minor modification as additional claims are acquired or other claims allowed to lapse.

The Company intends to carry out the exploration programs recommended for its Howell Property and Crowsnest Property in each of the Howell Property Report and Crowsnest Property Report respectively. See the sub-heading "Mineral Projects" under sub-Item 3.2 of this Item 3 and the sub-heading "Principal Purposes" under sub-Item 4.3 of Item 4 ("Use of Proceeds") herein. On page 52 of this Prospectus is a map showing the location of the Company's Howell Property and Crowsnest Property, each located in the Fort Steele Mining District, south-eastern British Columbia.

3.2 Mineral Projects

A. Howell Property, Fort Steele Mining District, South-eastern British Columbia, Canada

Acquisition

Pursuant to an option agreement dated for reference August 17, 2004 between the Company and Eastfield Resources Ltd., of Suite 110 – 325 Howe Street, Vancouver, British Columbia, V6C 1Z7 ("Eastfield"), the Company was granted the exclusive option to acquire a 60% interest in the Howell Property. In order to maintain the option in good standing and to earn its interest in the Howell Property, the Company is required to make cash payments to Eastfield in the amount of $220,000, issue a total of 150,000 shares to Eastfield and undertake work expenditures on the property aggregating $900,000 in accordance with the following schedule:

(a) Cash Payments

- (i) $2,500.00 on execution of the agreement (paid);
- (ii) $5,000 on or before August 4, 2005 (paid);
- (iii) $12,500 on or before August 4, 2006;
- (iv) $20,000 on or before August 4, 2007; and
- (v) $180,000 on or before August 4, 2008.

The cash payments required to be made in paragraphs (i) and (ii) are firm, not optional commitments of the Company.

(b) Share Issuances

- (i) 20,000 shares on or before December 31, 2004 (issued);
- (ii) 20,000 shares on or before August 4, 2005 (issued);
- (iii) 20,000 shares on or before August 4, 2006;
- (iv) 20,000 shares on or before August 4, 2007; and
- (v) 70,000 shares on or before August 4, 2008.

The option agreement provides that the share issuances required to be made pursuant to sub-paragraphs (ii) and (iii) of the above schedule may be satisfied by the Company making cash payments to Eastfield in lieu of each share issuance in the amount of $10,000 and $15,000 respectively.

(c) Work Commitment

- (i) $100,000 on or before August 4, 2005 (completed);
- (ii) a further $100,000 on or before August 4, 2006;
- (iii) a further $100,000 on or before August 4, 2007; and
- (iv) a further $600,000 on or before December 31, 2008.

As of the date of this prospectus, the Company has completed the initial $100,000 work commitment on the Howell Property.

Upon completion by the Company of the cash payments, share issuances and work commitments as set forth above, the Company shall have earned a 60% interest in the property and, from the date of acquisition by the Company of a 60% interest in the property, the Company and Eastfield shall thereafter bear the cost of further exploration and development in proportion to their respective interests in the property on a joint venture basis in accordance with the terms of a joint venture operating agreement.

The Howell Property is subject to an Underlying Option Agreement among Eastfield (as Optionee) and Cominco Ltd. (Cominco) of 500 – 200 Burrard Street, Vancouver, British Columbia and Placer Dome (CLA Limited) (Placer) of 600 – 1055 Dunsmuir Street, Vancouver, British Columbia, dated June 30, 1999 (the Howell Underlying Option Agreement) as amended June 18, 2004. Completion of the work commitments by the Company on the Howell Property will satisfy all of the work expenditures required to be made on the property pursuant to the terms of the Howell Underlying Option Agreement. A final payment of $100,000 to each of Cominco and Placer is required to be made under the terms of the Howell Underlying Option Agreement which will be paid as to $120,000 by the Company and $80,000 by Eastfield. The Company's portion of this payment is included in the $180,000 final payment due Eastfield by August 4, 2008. The Howell Underlying Option Agreement provides that upon exercise there is a production bonus and royalty reserved to each of Cominco and Placer as follows: If a decision is made to build a mine so as to place the Howell Property into commercial production, there is payable, within 120 days of making a production decision, a non-recoverable bonus payment equal to:

- (i) $1,000,000 if the ore body on which the feasibility study was based indicates there is a mineral reserve greater than 750,000 ounces, or
- (ii) $200,000 if the feasibility study indicates a mineral reserve less than 750,000 ounces.

In addition, upon exercise of the Howell Underlying Option Agreement there is reserved to each of Cominco and Placer a royalty equal to 1.5% of Net Smelter Returns. The Howell Underlying Option Agreement further provides an option to purchase 0.5% of the royalty held by each of Cominco and Placer by making a single payment to each of those parties of $1,000,000 at any time within 120 days after the decision is made to place the property into commercial production at which point the royalty held by each of Cominco and Placer shall consist of a 1% Net Smelter Return.

Independent Consultant's Report

Unless otherwise stated, information concerning the Howell Property contained in this prospectus is taken or summarized from the Report entitled, "An Exploration Report on the Howell Property, British Columbia" dated July 27, 2005 (the "Howell Property Report") prepared by P.H. Cowdery, BSc., MBA, P.Eng., who is a "qualified person" as defined in National Instrument 43-101.

For a complete description of the assumptions, data, maps, tables, qualifications and procedures associated with the following information, reference should be made to the full text of the Howell Property Report which is available for review on the System for Electronic Document Analysis and Retrieval (SEDAR) located at the following website: www.sedar.com. Alternatively, the Howell Property Report may be inspected during normal business hours at the offices of Tupper Jonsson & Yeadon, Suite 1710 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 2L3 during the period of the distribution and for thirty days thereafter.

Introduction and Terms of Reference and Report extracts

At the request of the Company, Mr. Cowdery was commissioned to prepare a Technical Report on the Howell Property pursuant to National Instrument 43-101 on Form 43-101F which would, firstly, describe in summary form the extensive historical exploration that has been completed on the Howell Property and, secondly, prepare and cost recommendations for further exploration to be undertaken commencing in the year 2005. Mr. Cowdery personally visited the Howell Property during the period October 12 – 15, 2004 inclusive.

The following italicized excerpts (less certain references to figures, appendices and photographs in the full Howell Report, which describe the Company's Howell Property) are taken from the Howell Property Report.

<u>Summary</u>

The Howell Claim Block is located in SE British Columbia some 22 km North of the United states Border and approximately 16 km SW from the provincial boundary with Alberta. Fernie the nearest large town is about 42 road km to the NW of the property. The claim block consists of 6 claims with a total of 106 units for an approximate area of 24.5 sq. km.

La Quinta has concluded a 4 year Option agreement with Eastfield, whereby La Quinta can earn a 60% vested interest in the property, if (1) they expend a minimum of C$900,000 in exploration, (2) they issue Eastfield with 150,000 shares of La Quinta and (3) they make cash payments of C$220,000 to Eastfield.

The elevation of the ground in the claim block varies from 1,450 m in the SE corner of the block to 2,540 m in the NW corner. The topography is rugged with fairly dense tree cover, except where it has been cut off, or burnt. The climate is fairly mild and the daily mean temperature varies from 24° to -12° C. There are 3 months when the temperature are below freezing and an average of 284 mm of snow falls in this period. In addition, in the rest of the year, there is an average of 406 mm of precipitation in the form of rain. The snow melts off the roads by late May allowing a minimum exploration season of 4½ months from June to the middle of October.

There have been five mining companies that have carried out exploration on the Claim Block at different times and they are:

Cominco	*1983-87*
Dome and Placer-Dome	*1984-89*
Phelps-Dodge	*1992-93*
Goldrea	*2002-03*
La Quinta	*2004-*

In aggregate these five companies took at least 5,420 soil samples and over 910 rock samples. They drilled almost 2,700 m of reverse circulation drilling and a little over 2,600m of diamond core drilling, as well as carrying out a number ground based geophysical surveys. In addition there have been two

property-wide Aerial Geophysical surveys, the first for Magnetics and Radiometrics and the second for EM and Magnetics.

The work described above has indicated that there are four main areas of interest, which are: (a) an area, where drilling has intersected anomalous values of disseminated gold in both sedimentary rocks and intrusives. The area is close to the boundary of the Proterozoic rocks of the "Eastern Outlier" (Illustrations 6 and 7) and the Upper Cretaceous rocks of the Alberta group. This area is open in a westerly direction, (b) two areas of anomalous gold and base metal values found, both in soil samples and subsequent drill samples, to the south of the Twenty Nine Mile Creek (Illustration 10), (c) at least three areas where high gold values have been found, both in soil and in rock chips. These anomalies are found in an area to the West and NW of the Twenty Nine Mile Fault, where the bedrock consists of rocks of the Purcell Super Group that has been intruded by an extensive area of syenites and syenite breccias (Illustration 9), (d) an area called the "Western Outlier" where rocks of the Purcell Group have also been intruded by syenites, with the area being totally surrounded by rocks of the Alberta Group (Illustrations 6 and 11), the area of this "Outlier" is very similar to the favorable area found in the northern boundary of the "Eastern Outlier".

Previous exploration in all of these areas has disclosed economically interesting mineralization, but due to the small amount of work that has been completed the mineralization has not been properly understood, or delineated. Consequently it is recommended that more exploration be carried out within the claim block and on the areas described above.

The proposed exploration program for the 2005 season has been restricted to the "Eastern Outlier", which is considered to have the highest priority. It is recommended that preparatory detailed ground geophysics and rock sampling be done on the two areas of interest, which are (a) the NW extension of the boundary zone of the "Eastern Outlier" and (b) the area of the syenite breccia that lies on the S slope of the Howell Ridge. The preparatory work would be followed up with a 3,500m program of relatively closely spaced and short reverse circulation drill holes, in both areas. The estimated cost of this first stage of exploration will be approximately C$350,000.

The further contingent post-2005 work would again consist of preparatory detailed surface geophysical surveys, trenching , rock sampling and prospecting of the three other favorable areas. Finally further drilling would be contingent on the success of the earlier work.

Introduction and Terms of Reference

Terms of Reference

The writer was commissioned by La Quinta Resources Corp. (La Quinta) to prepare a 43-101 compliant Exploration Report, which would describe in summary form the extensive historical exploration that has been completed on the Property and secondly prepare and cost recommendations for further exploration that could be undertaken commencing in the year 2005. The work has entailed reading and critically reviewing the voluminous reports, maps and notes on the property that have been accumulated by the optioner, Eastfield Resources Ltd (Eastfield). The writer also supervised La Quinta's 2004 exploration program, which consisted of an air-borne geophysical survey, that complements a similar survey undertaken in 2002, by including an electro-magnetic coverage of the area.

The Purpose of the Report

The purpose of the Report is to provide La Quinta firstly with a supporting document for their IPO and secondly provide its potential investors with a clear picture of the history of the claim block and area and the completed exploration on the property. The report will set out a recommended exploration program with costs for the next working season in 2005.

The Sources of Information

A set of select references, which has been included in this report as Section 23.0 is the main source of information, but further information has been acquired from discussions with officials of Eastfield and a senior Geologist from

SJV Consultants Ltd., who accompanied the writer on his trip to the property. There are a number of published articles concerning the geology of the deposit that have been quoted and/or their illustrations have been used in this report. Other illustrations have been derived from publicity material originally prepared by Goldrea Resources Corp. (Goldrea). The information contained in the Sections 8, 9, 10, and 11 has largely been taken from the reports of the previous Optionees and Eastfield.

The Field Work

A visit was made to the Howell Claim Block in the period 12th to 15th of October 2004 inclusive. As noted above, the writer was accompanied by a senior consulting geologist and they were guided by two officials of Jaffrey Logging. These latter people are extremely knowledgeable, with respect to the property, since they have been the principal contractors for the road-building that was found to be necessary for the exploration programs. The tour of the Property consisted mainly of an examination of the drill collars, the Goldrea drill core and the topography of the "A" Grid in the Howell 3 claim area, but it also included a survey of the topography of the lower part of the Watluk Valley, together with an examination of the rock exposures on the access road to this valley.

Disclaimers

(1) The material and the contents of this report relies almost entirely on the information contained in the reports listed in Section 23.0 References and the contained maps. These reports also include very extensive lists of reference material, but since this material largely consists of theoretical articles, most have not been included in this report, with the exception of three select articles that are thought to be particularly relevant.

(2) The conclusions from the results of the 2004 Aerial Survey have been included in Section 12.0 of this report, but the details of the work is the subject of a separate report that has been prepared by La Quinta's geophysical consultants. This report and that of the earlier survey will be reviewed in detail in the near future when all of the data, including the final work by Fugro is available.

(3) It is understood that La Quinta has carried out a legal title search and the claim block was found to be in good standing.

(4) It is further understood that La Quinta has found there are no legal issues that would impede the further exploration, or development of the property.

Property description and Location

The Claims and Claim Size

The property consists of 6 Claims, as shown in Illustration 3. The claim numbers are Howell 1 to 5 inclusive and Ysoo1. The sizes of the claims are different, but they total 96 units and the approximate area of the block is 24.5 sq. kms. The Howell area was first staked in 1969. The claims were subsequently allowed to lapse and have been re-staked three times, by different organizations. They were finally staked by Cominco in 1987(Howell 1, 2 and 3). Cominco subsequently added two claims to the block (Howell 4 and 5), later that year and they have remained in good standing ever since. The Howell claims are now held by Eastfield, through an agreement with Teck-Cominco Ltd. and Placer Dome Inc., which provides a process for Eastfield to earn a 100% interest in the claims. Dome Exploration staked the Howe claim block in 1984, but this block was allowed to lapse in 1994. Eastfield in 1998 staked portions of two of the Claims, renaming them as the Ysoo 1 Claim. Dome staked the Harvey Block in 1987, but did very little work on these claims and the block was allowed to lapse in 1989. The details of the individual claims, plus additional information on the other claim blocks, have been shown in Table 1 and the location of the claims has been plotted in Illustration 2. The Table shows that the all of the Howell Claims expire in November 2006 with the Ysoo claim expiring in November 2005, nevertheless the 2004 airborne Survey has not yet been applied to the claims, which should add approximately 2 years credit to all of the claims.. It is apparent from the geological mapping and the results of previous exploration work that the size of the current claim block is adequate to cover all likely and potentially interesting mineralization and any surface rights that may be required at some time in the future.

More recently and possibly as a result of the Eastfield work, two other contiguous claim blocks were staked in

1999. The block immediately to the West of the Howell Claims was called the Field Block and a block to the East was called the Corn Block. No other information with respect to these now lapsed claims, is shown in this report, except for a brief mention in Section 17.0.

Legal Location of the Claims

All of the Claims are located within the Fort Steele Mining District on the NTS 082H027 map sheet and have an expiration date of November 1, 2006. The Claims are located some 7 km west of the Flathead River in south-east British Columbia (Illustration 1). The Claims lie between 49° 12' and 49° 16' North and 114° 40' and 114° 45' West, but they have not been legally surveyed. The property is approximately 16 km SW of the Alberta/ B.C. boundary and 22 km North of the U.S. Border. Fernie the nearest large town is some 42 km by road to the NW.

La Quinta's Interest in the Claims

La Quinta has acquired a four year option commencing on the 17th August 2004 for the Howell and Ysoo claim block from Eastfield for an initial payment of C$2,500. La Quinta can earn a vested interest of 60% in the Claim Block if (1) it expends a total of C$900,000 on exploration, (2) provides Eastfield with a total of 150,000 shares of La Quinta and (3) makes payments to Eastfield of C$220,000. All of these expenditures and transfers must be made within the Option Period. La Quinta can substitute cash for the initial 40,000 shares, if it so wishes. The minimum yearly exploration expenditures are to be as follows: 2005- C$100,000, 2006- C$100,000, 2007- C$100,000, 2008- C$600,000. As noted above Eastfield's agreement with the original owners of the claims provides for a complete buyout of the claims and the schedule of payments noted above provides sufficient funds for Eastfield to obtain a 100% interest in the property. Eastfield, as part of its agreement with La Quinta, is required to complete its acquisition of the claims. Eastfield has notified Cominco/Placer Dome of its agreement with La Quinta and they in turn have accepted the terms of the option agreement with La Quinta.

Required Permits

It is understood that there are no native issues, or outstanding environmental problems with this block of claims and earlier operators have carried out sufficient remedial measures as were considered necessary by the B.C. Government Authorities. The only work that La Quinta has carried out in 2004 has been an Aerial Geophysical Survey, for which it was not necessary to obtain a permit, but La Quinta is proposing to start ground exploration on the claims in 2005. In May, 2005 La Quinta submitted an application to conduct its planned 2005 exploration program. The Ministry of Energy and Mines issued the required permit, as applied for, on June 20, 2005.

Accessibility, Climate, Local resources, Infrastructure and Physiography

Physiography

The elevation of the claim block varies from 1450 m at the East end of the Ysoo Claim by the Twenty Nine Mile Creek (Illustration 16), to 2450 m at the NW corner of the Howell 4 Claim. The top of the Howell Ridge has a maximum elevation of 2090 m at the Eastern end of the ridge.
The topography is rugged and the Howell ridge is typical of the area and its slopes are quite steep. There are no large trees in the claim block, since it has been recently logged off and burnt over, but the second growth and what remains of the first growth is dense and carries on right up to the ridge, where it thins out slightly. The tree line can be clearly seen at the base of the surrounding mountains, which is approximately at an elevation of 2,500 m.

Access, Local Resources, Infrastructure and Climate

Access to the property is currently by logging roads. The turn-off from Highway 3 is at the site of Morrissey Village approximately 17 km south of the town of Fernie. The route to the claim block follows the Lodgepole Road to the Harvey Pass and then on to the Harvey Creek Road to a turn-off at the 47 km milepost. The branch road, which crosses the Kisoo Pass, is about 7 km in length to the drill sites on the "A" Grid (Howell 3). The total distance of the property to Fernie, by these roads, is approximately 75 km. The quality of the main logging roads (Lodgepole and Harvey) is good, since they were well built. There has been little maintenance on the roads, once the logging operations ceased, but it would only take a minor amount of grading to get them back into first class condition. It would seem very likely that if there was any amount of mining activity on the claims the most economical access route would be to the north, via the Flathead Road to the town of Sparwood.

The largest nearest town is Fernie, where most consumer supplies can be obtained, nevertheless this town is now tourist oriented, so for industrial and exploration supplies the nearest town must be Cranbrook, some 80 km WNW of Morrissey. Sparwood, the center for the B.C. coal mines would be the natural base for an operating mine on the Howell Claims. There is no infrastructure at all near to, or in the claim block, though in some of the older photographs a tented exploration camp in the Twenty Nine Mile Creek valley can be seen, but it is very likely that at this time nothing remains of the camp.

The climate of the area is typical of south-eastern B.C. and the Cranbrook area. The area has comparatively mild average temperatures, along with heavy snowfalls. The data that follows is that from the weather station at Sparwood, since Fernie experiences considerably more precipitation than the Howell area. The yearly maximum average temperature is 10°C, with the daily maximum being 23.6°C and the extreme high is 36.5° C. The extreme minimum temperature is -39.8°C and there are some three months of freezing weather (65 days). The average yearly rainfall is 406 mm with an average snowfall of 284 mm. The winds are mainly from the east and south-east and they can gust up to 83 km/hr. The valleys and logging roads are subject to heavy drifting and as a consequence they are not clear of snow until late May.

History

Early History of Exploration in the Howell Claim Block Area

The initial exploration and development in the area of the claim block was for base metals, nevertheless interest in the area first arose, because of the field work, mapping and studies carried out by the GSC and Price in the period 1958-65. They recognized the presence of intrusives and the unique character of what is now called the "Howell Creek Structure" (HCS). N.C.Lenard first staked claims in the area in 1969, but subsequently allowed his claims to lapse. Canartic Resources of Calgary became involved with the claims in 1971- 1972 and Cominco took over the claims in 1972, both companies after their work programs were complete allowed the claims to lapse. These operators dug a number of test pits to follow up on and check a VLF-EM geophysical survey and a soil lead anomaly. This work was situated in the north-west of the property in what is now the Howell 1 and 4 claims. This work was unsuccessful in finding any targets, or mineralization of interest. Subsequently geological mapping and geochemical surveys were carried out to evaluate the area's potential for copper, molybdenum and zinc mineralization, with only limited success. The chronology of exploration in the Howell Claim block has been summarized in Table 2. The first part of this table breaks down the work by operator/optionee and the second part consists of a summary of the total quantity of work completed by type. A consequence of the information in these tables is that the descriptions of the historical work that follows in this section is more concerned with rationale, than the quantitative aspects of the work.

Cominco Exploration Ltd- 1983-87

The area was partly staked by a local resident in late 1982, but after his claims lapsed, Cominco Exploration Ltd (Cominco) re-staked the claims (Howell 1, 2 and 3) in July 1983, based on the results of a new geochemical sampling program and in October, of that year, staked the Howell 4 and 5 claims. As a result of four seasons (there was no work carried out in 1985) of fairly small and cautious programs of soil and rock chip sampling they were able to delineate five anomalous gold areas (Illustration 5). Their work included the Eastern Outlier area, but with the closer examination of the area now made possible, because of logging and a fire, it was stated that they found considerably less intrusive in this area than had previously been mapped.
Cominco used Bondar-Clegg of Vancouver for all of their assaying.

Dome Exploration Ltd- 1984-87

Dome Exploration (Canada) Ltd (Dome) carried out exploration in the area in parallel with Cominco, but to the south and east of the Howell Claim Block. An initial successful stream sediment sampling program prompted Dome to stake their Howe block of claims (Illustration 2) in 1984 and the Harvey Block in 1987. An extensive geochemical soil sampling program delineated two areas of anomalous gold values (defined as being greater than 20 ppb of gold) to the south of the Twenty Nine Mile Creek (Illustration 10).

Placer-Dome Inc. 1988-89

After the amalgamation of the Placer and Dome companies the combined group Placer Dome Inc (Placer Dome) continued its exploration of the area, by optioning the Howell Block of Claims from Cominco and then starting an extensive program of reverse circulation drilling. Ten holes were drilled on the Howe Claims covering the two previously delineated anomalies. Fifteen holes were drilled into the east and northern sections of the Eastern Outlier in the Howell 3 claim. The location of these and the subsequent other holes has been set out on Illustrations 8, 10 and Table 3, with the details of the intersections in Table 4. It must be recognized that there is insufficient information to allow a determination of the true widths of the intersections and the Table only lists the drill hole intersection lengths. The total length of the RC holes was 2,677,m. and they were relatively successful in that 17 of the holes intersected significant assays. The notes to Table 4 state that for the purposes of this report a significant drill hole intersection is one where the grades are >700 ppb Au and/or >1000 ppm for lead and zinc. The grades stated to be anomalous are those > 100 ppb for gold and > 100 ppm for lead and zinc.

Five holes in the Howe Claims and 3 holes in the Eastern Outlier (Howell 3 claim), returned significant values of lead and/or zinc (Table 3) and there appears to be two horizons in the Howe claims for this type of mineralization, the upper horizon being in dolomite and the lower being in Cambrian shales. The Howell 3 base metal mineralization again occurs at a number of horizons, but they are all in dolomites. The best intersection in the Howe Claim consisted of a zone of massive pyrite, which incorporates the base metals. It should be noted that there has been no serious follow-up to these base metal intersections, which appear to have created the original interest in the area. Two holes in the Howe Claim RC drilling returned significant gold assays from two silicified horizons located in the western and smaller gold anomaly and again there has been little, or no follow-up to this work. There were seven RC holes in the Howell 3 claim that intersected significant values of gold. The last three holes in the series, that were all located on the North slope of the Outlier near to the boundary with the Alberta Shales, returned the best values, with the last showing anomalous values of gold throughout the hole (Illustrations 7 and 8).

Placer-Dome followed up on its RC drilling with a number of cored holes (Table 3), three of which were drilled in the same area as the successful RC holes, that is on the north slope of the Howell Ridge, but at a slightly higher elevation (Illustration 8). These three holes were also successful in that they encountered significant values of gold mineralization, which were very similar in grade and extent to the RC holes. One other notable feature of the mineralization, in this area, is that though the majority of the significant intersections occur in silicified carbonates (limestones), anomalous gold values continue throughout the hole crossing geological boundaries, without any evident change in grade. There is insufficient information to allow the determination of the true widths of the mineralization.

The final phase of Placer-Dome's work took place in the E Grid area. They carried out preparatory Mag. and EM geophysical surveys in the northern part of this area, following up this work by drilling 4 diamond drill holes (the HE series) in the northern half of Howell 1 claim (Illustration 9). One hole (HE2) returned a significant intersection of gold in a quartzite, but all of the other three holes showed significant intersections of lead and zinc only. These latter intersections were all found in what was logged as porphyritic syenite. Placer Dome stated that their work did not encounter the massive low grade gold mineralization of the style found in the Little Rocky Mountains of Montana (the Zortmann-Landusky deposit), which reportedly was their target. After this program they terminated all work in the area and at this time that the Harvey Claims were allowed to lapse.

Placer-Dome's reverse circulation drilling was carried out by Midnight Sun Drilling of Whitehorse using a Nodwell mounted Schramm T34 Drill. The hole size was 3½" dia. and either a down the hole hammer, or a tri-cone bit, was used.

Placer-Dome for their diamond core drilling, employed J.J.Thomas Drilling of Smithers, who used a Longyear 38 drill and a NQ bit size.

The Placer Dome Reverse Circulation Drilling procedures were in summary as follows:-

Duplicate samples were taken using a conventional cyclone.
Splits were either 1/4 or 1/8th depending upon recovery.
Five foot (1.5 m) runs were used for each sample.
One sample was sent to the lab for analysis.
One sample was retained at site for reference.

The Placer Dome Diamond core drilling procedures were as follows:-

Drill core was logged and split at 1 m intervals.
There was no mention of the splitting method.

Phelps-Dodge Corporation of Canada - 1992-93

Phelps-Dodge Corporation of Canada Ltd (Phelps -Dodge) became interested in the Howell Targets and optioned the claims from Placer-Dome and Cominco. They concentrated their work on the Eastern Outlier area (Howell 3 Claim). They initiated the work by carrying out an I.P./Mag geophysical survey, following up this work by rock chip sampling in the area. The main part of their program was drilling 6 cored holes (HA4 to 9 inclusive), which have been included in Illustration 8. They only spotted one hole (HA-4) in the favorable area that had been outlined by the earlier drilling and this hole was successful in that it encountered two significant gold intersections. The other holes were spotted on the crest of the ridge (HA 6 and 7) and to the east and north-east of the ridge (Holes 5, 8 and 9). Only two of these holes returned significant intersections of gold, the other three being blank (Table 3). Subsequent to completing this program Phelps-Dodge returned the claims to Placer-Dome and Cominco in 1993. In the intervening period, before Eastfield commenced their work, the area was dormant and the Howe block of claims was allowed to lapse.

Phelps-Dodge employed Beaupre Drilling of Princeton for their diamond core drilling, who used a Longyear 38 Drill and a NQ bit.

The Phelps-Dodge Diamond Core drilling procedures was as follows:
Drill core was logged and sampled at 1 m intervals.
If core looked barren 3 - 1m samples were composited for assaying
Placer Dome and Phelps-Dodge both used Acme Labs of Vancouver. Gold was assayed by AA and a 30 element package using ICP was carried out.

Eastfield Resources Ltd 1998-99

Eastfield Resources Ltd (Eastfield) optioned the Howell block of claims in 1999 having staked parts of the Howe 1 and 5 claims in 1998, renaming it as the Ysoo Claim. The major thrust of Eastfield's work was to accumulate and compile the existing data and to carry out some preparatory prospecting, combined with rock chip sampling in the "A" and "E" grids. It was in this period that one well known article was published entitled "Sediment hosted disseminated gold deposits related to alkalic intrusions in the Howell Creek Structure, South-eastern B.C." The article was written by P.A.Brown (GSC) and R.Cameron (Fox Geological Consultants). The colored geological Illustrations 6 and 7 included in this report have been copied from this article.

Eastfield's Option of the Howell Claims and the staking of part of the Howe Claims, together with the publication of the article noted above and others that were published around the same time encouraged the staking of two contiguous claim blocks. The blocks were called the "Field" and the "Corn" blocks. It is not known if there was any actual work done on the claims, but it is understood that they have both now lapsed.

Goldrea Resources Corp. 2002-2003

Goldrea Resources Corp. (Goldrea) optioned the Howell Block from Eastfield and like Phelps-Dodge concentrated all of their work on the north slope of the Howell Ridge (the Eastern Outlier on the Howell 3 claim). They started their work with ground Mag. and I.P. geophysical work, taking a number of confirmatory rock chip samples. They then undertook a drill program of three diamond drill holes. These holes have been shown on Illustration 8 and Tables 2 and 3 as G02-1 to 3 inclusive. The holes were located a little up-hill from the Phelps-Dodge hole HA-4 and to the west of the Placer-Dome hole RC 25. The actual results were reasonable in that both G02-1 and G02-3 intersected significant grades of gold, but G02-2, which was located between the #1 and #3 holes, did not intersect any significant gold values, though it did pass through a number of areas with anomalous gold assays. There is insufficient information to allow the determination of the true widths of these intersections.

Goldrea also commissioned an air-borne Magnetometer/Radiometric Survey of the property in this year. The ground that was covered has been shown in Illustration 12. Goldrea's geologist made some brief comments on the survey, which were included in his 2002 report. The conclusions were:

(1) that there were no outstanding variations in magnetic flux, with the only real anomaly being located in the Ysoo Claim. The geologist believed that this anomaly was due to a combination of pyrite in the rocks

and the multiple faulting (the Twenty Nine Mile and the Howell fault) in the immediate area.

(2) *the main radiometric anomaly was from potassium. The anomaly was centered on the south slope of the Howell ridge in the area of the syenite breccia, which the geologist believed would have caused the anomaly.*

The Geologist also recommended drilling the area of the breccia, based on the strength of the Airborne Anomaly, but did not follow up any of his 2002 report recommendations in the 2003 Goldrea exploration program. Instead Goldrea in 2003 drilled two holes, the first being uphill of G02-1 and it had one significant gold intersection instead of the four found in the earlier hole. The second hole was located to the east between the earlier RC-20 and RC-21 holes. There were no significant intersections in RC-20, but there was one in RC-21. The Goldrea hole (G03-2) also had one intersection at almost the same grade as that of RC-21. Goldrea thereupon dropped the option.

Goldrea for their diamond core drilling in 2002, employed Neill's Mining of Victoria, who used a Longyear 28 drill with a BQ bit. Incidentally anecdotes were related by other contractors that indicated that the performance of this driller left a lot to be desired.

Goldrea for their diamond core drilling in 2003, employed FB Drilling of Cranbrook, who used a Longyear 38 drill and a NQ wire line bit.

Goldrea's diamond core drilling procedures were in summary as follows:

Drill core was logged, sampled and split at 3 m intervals.
If core looked to be higher grade then smaller samples would be taken.

Goldrea used Eco-Tech Labs Ltd of Kamloops for all of their assaying work, and followed the assaying package used by Placer Dome and Phelps-Dodge.

Finally Goldrea in their 2002 Report described their check assay and standards program. This work was carried out by the Assay Laboratory itself. They repeated one assay picked at random from the previous ten and ran a standard every 50 assays. The work showed that a high degree of repeatability was achieved.

La Quinta Resources Corp.

La Quinta Resources Corp. (La Quinta), after reviewing the available data, decided to option the Howell Claim block from Eastfield. Preparatory to undertaking any work they held discussions with Eastfield and reviewed some of the available data. It became clear that one of the major geological unknowns was the attitude and extent of the structures in the area of the Eastern Outlier and their possible relationship with the gold mineralization. La Quinta came to the conclusion that the best preparatory work that could be done was to commission a second air-borne geophysical survey using EM to better define the structures in the property. This survey was flown in the last week of October 2004 and their conclusions have been included in Section 12.0 of the Report - "Exploration".

Geological Setting

Regional Geology

The information contained in this section is based almost entirely on the work of P.B.Jones (1966) and D.A.Brown and R.Cameron (1998). They state that the area of the claims is covered by a thick sequence of Devonian and Mississippian limestones, dolomites, black shales, quartz arenites and dolomitic sandstones. In addition there are numerous examples of lower Cretaceous alkaline stocks (Flathead Intrusives) that have locally altered the surrounding sedimentary strata. They occur as shown in Illustration 4 in a belt that runs from the SE corner of the Crowsnest (Aubyrd) Claim Block to north of the Howell Claim Block (the Harvey Stock). These occurrences vary from narrow dykes to irregular masses of up to 5 sq. km. in area. On the basis of the known structures the area can be characterized as being of Laramide (upper Cretaceous to Eocene) orogeny. The structures are comprised of thrust faults and open folds that have been modified by Tertiary normal faults. The Howell Claim Block area contains what has been termed as the Howell Creek Structure (HCS), which has been described as "an enigmatic feature in which upper Cretaceous marine sedimentary rocks of the Alberta group occur, within a fault bounded window surrounded by Proterozoic to Mesozoic strata that have been intruded by lower Cretaceous syenites". The

nature of the HCS is further complicated by the presence of two outliers of Proterozoic to Mesozoic rocks that appear to structurally overlie the Alberta Group within the window.

Local Geology

The property geology has been shown in Illustration 7, which has the boundaries of the claim block shown in black. It can be seen that the main feature of the block is the Twenty Nine Mile Fault that runs from the SE to the NW corner of the block. The geology of the area to the South and West of the Fault appears to be relatively undisturbed, which is in sharp contrast to the complexity of the Eastern Outlier immediately to the north of the fault. In the southern part of the claim block, units of the Purcell Supergroup are exposed at the creek, but higher up the slopes of the valley the older rocks are overlain by Cambrian and Devonian rocks. To the North West this fault strikes in a more Northerly direction and the Purcell group rocks have been intruded by a large area of syenite, which was the reason for laying out the "E" Grid. The ground to the north east of the Twenty Nine Mile Fault consists mainly of the Alberta group rocks, which appear to have been intruded by areas of the Flathead Formation that consists of syenite and intrusive breccias, together with the rocks of the Purcell super group that together make up the Eastern and Western Outliers. It can be seen in Illustrations 6 and 7 that both the Howell Creek stocks and the two outliers are totally surrounded by, what has been interpreted as, steep normal faults, although an earlier interpretation by A.Legun in his article "The Howell Creek Structure" hypothesized that the HCS is in the rough form of a down-dropped graben, with the controlling faulting being relatively flat. Nevertheless this explanation does not answer the question of what form the Eastern and Western Outliers take. Another unanswered question is why, if the movement on the Twenty Nine Mile fault is large, do the rocks of the Purcell Group match up so well on each side of the creek. There would appear to be two possible scenarios for the Outliers, which are: (1) that the area of the outliers diminish with depth, or (2) the whole of the HCS graben is underlain by rocks of the Purcell group, so that with depth the two outliers will merge and the areas that are favorable for mineralization will substantially increase.

The question noted above is important for exploration, since the better grade gold mineralization seems to be concentrated along the northern boundary of the Outlier and the Alberta group rocks. To date there have been no holes drilled into the Alberta formation to test whether, or not these hypothesized faults exist and if they do, what is their direction and dip. The higher grade mineralization found in this area seems to diminish rapidly to the east, but seems to get more favorable to the NW along this boundary. The situation can be seen reasonably well in Illustrations 6 and 8. Equally important is the question of the dip and drop of the so-called Eastern Fault shown in Illustration 7. There are three holes drilled fairly close to this "fault" and they intersected black shales (Alberta Formation?) some 50 to 80 m below surface, which makes it look more like a thrust fault, which has little vertical, or steep component, than a normal fault. The Phelps-Dodge interpretation of their hole HA-9 shows the Alberta Shales underlying the Flathead Intrusives at a flat angle.

Illustration 11 is a map of the Western Outlier which, though it has been geologically mapped and geochemically sampled, is an area that has had little or no exploration. The map with the area of the anomalous gold geochemistry (Illustration 5) shows the gold values having an excellent continuity along the presumed faulted western boundary of the Outlier. The property geological map (Illustration 6) shows that the exposed area of this Outlier is very similar in size to the favorable northern part of the Eastern Outlier, where the best gold mineralization has been found, so the Outlier cannot be thought of as being insignificant.

To the south of the Twenty Nine Mile Fault, uplift and/or erosion has exposed the Purcell rocks, which are overlain by Cambrian and Devonian formations at higher elevations. The mineralization that has been found to date seems to be associated with very small stocks of Flathead Intrusive. The recent work of Eastfield has demonstrated that there are more intrusives in this area yet to be delineated, which potentially could have further mineralization associated with them.

The North West section of this area is covered by the Howell E Grid, which has a very extensive area of Flathead Formation (Illustration 6), but a more detailed map of the central portion of the grid (Illustration 9) shows a more complicated picture. The work to date, other than the original soil geochemistry, was concentrated in the northern part of the grid, where Placer-Dome drilled their four RC holes. The lead/zinc mineralization found in the in Holes 1, 3 and 4 occurred in syenites and porphyritic syenites, whereas the one significant gold intersection in Hole 2 occurred in a band of comparatively coarse sandstone, within an extensive layer of finer grain quartzites.

Deposit Type

There can be no question that the mineralization found in the Howell Claim Block is closely associated with the alkalic intrusions of the Flathead Suite. Most of the geologists efforts has been concentrated on the question of categorizing the disseminated gold mineralization and D.A.Brown and R.Cameron state that they believe the Howell gold mineralization to be more similar to the Brewery Creek and Fort Knox deposits, rather than to the Zortmann-Landusky deposit in Montana, or the Carlin Style deposits in Nevada. One other Geologist has categorized the Deposit as having a regime transitional between a mesothermal and a epithermal deposit and this latter definition seems to be the most likely deposit type.

Mineralization

Gold mineralization associated with the Flathead Formation has been recognized throughout the region indicating that it is a district-scale mineralizing event. In addition to this general association there appear to be four types of mineralization within the claim block, which are:

(1) sediment and intrusive hosted fine grain gold as found in the Eastern Outlier and the "E" Grid,
(2) Syenite hosted, quartz stockwork/sheeted gold bearing quartz veins as found in the "E"Grid,

(3) Zinc/lead manto style mineralization found in the Cambrian shales on the Ysoo claim and

(4) replacement lead/zinc mineralization in dolomites as found both on the Ysoo Claim and in the SE part of the Eastern Outlier.

The initial gold discoveries in the Eastern Outlier were made through geochemical sampling that delineated prominent coincident anomalies of gold, arsenic, silver and antimony, over carbonate rocks. Subsequent drilling showed that there were anomalous amounts of gold found in all of the rocks in the Eastern Outlier, including carbonates, silicified carbonates, diatremes and syenites. The better grade mineralization appears to be associated with

(1) pyritization of the syenite intrusive

(2) patchy silicification of the carbonate rocks

(3) argillic alteration of the limestones and

(4) barite and fluorspar veining.

There is pervasive alteration of the rocks within the Eastern Outlier. Two of the more common alteration patterns are

(1) bleaching of the carbonates, wherever silicification has taken place

(2) argillic alteration in the Syenites, where the feldspar has been altered to clays and carbonates, the associated pyrite mainly occurring as very fine grain crystals, but the latter mineral is found occasionally in coarse local concentrations along fractures.

The syenite hosted quartz/gold veining is found in the "E" Grid, west of the Twenty Nine Mile Fault in the form of stockworks. They are characterized by narrow, closely spaced quartz veins with the syenite being bleached and argillically altered. The quartz veins make up approximately 20% of the rock volume and the majority of them are less than 8 mm in thickness, but they can occur up to up to 15 cm thick. The gold is found to be fracture controlled and to occur in association with fine pyrite. The drilling in this area also encountered minor fluorite filled fractures that were associated with significantly higher grades of gold. There is also the possibility that the anomalous values of molybdenum found throughout this area are associated with gold, but this has not been tested.

The lead/zinc mineralization in the Ysoo claim is, as noted previously, found both as a manto style deposit in the Cambrian Shales and as replacement zones in the limestone/marbles of the Elko formation. The lead/zinc mineralization in the east and south-east of the Howell Ridge is found in the RC holes 14, 15 and 17 (Illustration

8). This mineralization occurs in dolomites and so may be similar to the replacement zones found in the Ysoo Claim. The lead/zinc mineralization found in the "E" grid in the holes HE1, 3 and 4 is found in the syenites in an area termed the "High Syenite Zone" (Illustration 9). It would seem likely that this mineralization also represents a replacement, but of the highly altered syenites.

It seems evident, because of the geological importance of the gold mineralization, that it should receive the first priority in any exploration program, leaving those areas favorable to lead/zinc mineralization, as a second priority.

Exploration

Advice and recommendations for the further exploration of the Howell Claim Block have been given by Eastfield in 1999 and by Goldrea in their January 2003 report. Eastfield's recommendations and advice were as follows:

(1) Work in the Eastern Outlier has been insufficient to:
- *(a) determine the importance of the subsurface diatremes,*
- *(b) determine the attitude and significance of the faulting,*
- *(c) properly determine the potential of the west portion of the Outlier.*

(2) Work in the "E" Grid has been insufficient to determine the potential of the higher grade gold soil anomalies that have been recently found (by Eastfield).

(3) More work needs to be done in the Ysoo Claim to determine the true extent of the anomalous gold in soils and to discover further stocks of Flathead Formation in the Claim.

The recommendations that were made by A.Kikauka, the Goldrea geologist, are as follows:

(1) To carry out a systematic grid exploration in the "A" Grid area to better define the nature and extent of the gold bearing mineralization.

(2) To carry out further sampling and contingent drilling of the syenite breccia found on the south facing slope of the Howell Ridge, based of the anomalies found in the Fugro Airborne Survey.

(3) To further explore the area north of Watluk Creek, on the Howell 1 and 5 claims.

The exploratory work prior to 2002 (Goldrea) made it evident that there was a link between alkalic intrusives and gold mineralization and in 2002 Goldrea commissioned an airborne survey that was designed to target the alkalic intrusives on a basis of positive magnetic expression and radiometric response derived from higher potassium content. A significant limitation to this survey was the lack of a electro-magnetic component. This latter component is important for three reasons which are:

(1) There are known manto style occurrences of lead-zinc mineralization which although a secondary target would be expected to yield an electro-magnetic response. An example of this style of mineralization occurs in hole HRC 15 which encountered a 9.2 m interval grading 1.6% lead and 1.9% zinc.

(2) Some previous drilling had intersected precious metal mineralization associated with significant concentrations of pyrite. An example of this style of mineralization occurs in hole HRC22, which included a 9.2 meter interval (51.7 to 60.9 meters) that averaged 1.08 grams/tonne from material that was logged as containing 70% pyrite. This amount of sulphide would be expected to yield a strong electromagnetic response.

(3) The lack of an electromagnetic component in the 2002 survey limited the ability to use resistivity as an interpretive tool. It was known that in the area of the "A" grid the prospective mineralization, although associated with alkalic intrusive, was hosted in limestone. In this area the more favorable rocks, limestones, diatremes and shales were bounded by a loosely mapped so-called "Northern" fault that separated the previously noted favorable host rocks from the less favorable shales of the Alberta Group. It was expected that the shales would have a lower resistivity response than the limestone and hence the EM survey would more accurately locate the Northern Fault and potentially open up new areas for drill testing in the area.

lower resistivity responses to the north indicating some change in lithology, probably from limestone to shales. The position of this break is such that the Northern Fault can be reinterpreted in a substantially different location.

(3) A very large positive magnetic response extends southward for approximately 3 km from the area on the "E" grid where gold mineralization had been discovered in clastic sediments cut by a swarm of syenite dykes. The "E" Grid target would appear to be much larger than previously recognized and there is clearly a large intrusive complex in this area.

(4) A very strong magnetic anomaly is indicated in the valley of 29 Mile Creek near to a location where the road fords the creek. This anomaly is probably caused by a buried alkalic intrusive in an area far removed from any previous drilling.

(5) A number of discrete magnetic highs which were found in the survey suggest that several lineaments connecting them may be geologic structures and future exploration should target them for examination.

It can be concluded that the Geophysical Survey undertaken by La Quinta was successful (1) in confirming and more closely defining the previously noted exploration targets, (2) in showing that the previous interpretation of the Eastern Outlier may have to be revised and that areas where the Alberta Formation occurs and previously considered to be unproductive may be worthwhile exploring and (3) there is a distinct area, which could be interpreted as being skarnified limestones, this is located in the south-east area on the Eastern Outlier and could well be the source of the base metal mineralization previously found in the R.C. holes that encountered skarns.

A compilation map showing the underlying geology and the results of the Fugro survey has been included in this report as Illustration 13.

Drilling

La Quinta has not yet carried out any drilling on the property, but the contractors and their equipment used in the past have been described in Section 8.0

Sampling Methods and Approach

The different reports describing the exploration work on the Howell Claim Block do not contain enough information that could be taken as a standard approach to sampling in the area.

Sample Preparation and Analysis

There is little information on sample control available from the reports to make any description meaningful, but what is known has been included in the description of the history of the Property (Sect 8.0).

Data Verification

There was no specific verification of data carried out in the field as part of the preparation of this report, due to the difficulty of properly identifying the drill core samples, which were to some extent scattered in the core boxes. Old trenches were found to be filled in, so it was not possible to properly re-sample them. In a manner somewhat similar to Goldrea's work, Fugro duplicated their airborne magnetics and this duplicated work appears to be acceptably similar. As noted previously a detailed comparison will be carried out in the near future, as part of an in-depth review of the two airborne surveys.

Nevertheless Eastfield had taken and stored a number of properly identified samples from the property. Four typical samples of drill core, all located in the "Eastern Outlier" area, were selected and re-assayed to at least partly verify the earlier work. A description of these samples, their original and check assay values has been laid out in Table 5. It can be seen that the two sets of assays are in reasonable agreement, given that the re-assayed samples have, on average, very short intersection lengths of approximately 150mm.

Adjacent Properties

There has been previous mention (Table 1 and Section 8.6) of claim blocks that have been staked contiguous to the Howell Block. In summary these Claim Blocks are:

(1) The Harvey Block- it can be assumed that this block was originally staked to test the extension of the Twenty nine Mile Fault and the Harvey Stock (Flathead Suite). There was reportedly little work done on the claims, other than some minor trenching and the block was allowed to lapse in 1989 and has never been re-staked.

(2) The Howe Claims- the claims were originally staked in 1984-85 to follow up on a favorable stream sediment sampling program. A fair amount of work was completed on two of the claims (Section 8.4), but they were allowed to lapse in 1989. Eastfield re-staked the one favorable area in 1998. This claim is called the Ysoo and now forms part of the Howell Block.

(3) The Field and Corn Blocks- reportedly these claims were staked in 1989, immediately after Eastfield optioned the Howell block. It is understood that no work was ever done on the claims and they were allowed to lapse in 2000. They have never been re-staked.

It should be recognized that the writer has not verified any of the information shown above, so the comments with respect to these Claims should not be taken to indicate that there is any mineralization on them. Even if mineralization is found on the claims it is not certain that it would be indicative of the mineralization that is the subject of this report.

<u>Mineral Processing and Metallurgical Testing</u>

The only metallurgical tests that have been carried out on samples from the Claim Block, were initiated by Placer-Dome in 1988 and 1989. The samples used were composites of rejects from their reverse circulation drilling. No details were given as to the make-up of these samples, but it was established that the sample(s) contained over 8% of free carbon. The tests consisted of very simple bottle rolls and it was immediately found that the carbon robbed most of the gold from the pregnant solution, so that the final recovery of the gold was very low. Some additional tests were done to examine the effects of pre-treating the sample with kerosene, so as to deactivate the carbon. This variation gave a gold recovery of little more than 44%. The tests were then discontinued and other more sophisticated methods of pretreatment, such as floating off the carbon, were not examined. In addition it was never established if the samples used were representative of either the particular zone or the Claim Block, consequently all that can be said is, although this test work indicates that there may be a problem with gold recovery, it is premature to look on these tests as being in any way definitive.

<u>Mineral Resource and Mineral Reserve Estimation</u>

There is insufficient information on the mineralization to develop a potential mineral resource.

<u>Other Relevant Data</u>

No other relevant data was received, or seen by the writer, where relevant is defined as that which might affect the interpretation, or conclusion of this report.

<u>Interpretation and Conclusions</u>

A reading of the different reports (Section 23.0) that have been prepared over the period 1984-2003 (19 years) gave the writer the impression that after the Placer-Dome work in the period 1984-89 there has been no real advance in the quantitative knowledge of the mineralization on the property. On the other hand a number of articles were published in the 1980's and 90's by members of the GSC and BCGS that have certainly aided in the interpretation of the geology and structure of the deposit. The holes which were drilled by Phelps-Dodge and Goldrea filled-in blank areas on the maps, but did not allow a better interpretation of the mineralization. Nevertheless it can be concluded that the closer spaced drilling, on the north slope of the Howell Ridge and near to the assumed Northern Fault and the boundary of the Eastern Outlier with the rocks of the Alberta group, has demonstrated that this is an area where the rocks have been extensively mineralized with disseminated gold, both in carbonates and also in the various intrusive rocks. In addition the earlier more widely spaced drilling appears

to show that the grade of this mineralization diminishes quite rapidly to the East and South-East, but that the area is still open to a potential increase in the grade and amount of the potential gold mineralization to the West and North West along the probable extension of the Northern Fault and the boundary of the Alberta group rocks. There has been no exploration or geophysical work conducted in this area. The original Gold Soil anomaly mapping appears to show that there is at least 250-300 m of potentially favorable ground to investigate and the width of the gold soil anomaly in this location is approximately 200m (Illustration 8). Another area that is a good target is the syenite breccia that was mapped, but never investigated on the south slope of the Howell Ridge. This area has been recommended as a favorable area several times by different geologists and the anomalies found in the recent geophysical survey tend to confirm its potential attractiveness. Again there has been no exploration work, other that the Gold Soil survey, completed in this area. The geological mapping shows that the breccia has a potentially favorable area of approximately 300m by 700 m. As a consequence it is concluded that the work completed to date and the interpreted mineralization has made the Howell Claim Block a property of merit. The past proposals for further work, noted in Section 12.0, appear to be still largely valid and justify the expenditure of further funds on exploration of the property.

Recommendations

The following recommendations have been taken directly from those described in Section 12.0 , but they have been prioritized, with the location of some of the work being made contingent on earlier activities. The recommendations are:

Phase I

(1) *To carry out a more detailed interpretation of both Geophysical Airborne Surveys, than has been done to date, using the computerized techniques that were recommended by Fugro. The results of this interpretation can then be incorporated by SJV Consultants into a more comprehensive report that will include their recommendations for further exploration work on the Property.*

(2) *To carry out any detailed ground geophysical surveys recommended by SJV Consultants and also to carry out trenching and rock chip sampling in the areas of:*
    (a) *the west extension of the northern boundary of the Eastern Outlier,*
    (b) *the area of syenite breccia on the southern slope of the Howell Ridge.*
    Any anomalies found in these surveys could be followed up by changing the location of the drilling described below from a regularly spaced program to one that would permit more detailed coverage of the potential anomalies.

(3) *To execute a reverse circulation drill program that would (a) determine if the trend of better grade mineralization to the NW of the existing drilling on the north slope of the Howell Ridge continues and also to fix the location and attitude of the Northern Fault more closely. The size of the area would be approximately 350m by 300m and (b) to follow up on the geophysical anomalies that appear to be associated with the syenite breccias mapped on the south slope of the Howell Ridge. The area that would be investigated by the drilling is approximately 300m by 700m.*

    The holes would, most likely, be spaced at 100 m and be fairly short, that is approximately 100 m. The maximum extent of this program assuming regular drilling would amount to approximately 13 holes on the western extension of the Northern Fault and boundary of the Eastern Outlier and 22 holes in the area of the syenite breccias for a total of 35 holes and a length of 3,500m. Reverse circulation drilling was chosen for this part of the program, because of its cost effectiveness, but diamond drilling can be substituted if R.C. rigs are not available.

Phase II

(4) *Subsequently, in the next exploration season, to carry out a program of deeper diamond core drilling to test for (a) the boundary of the Alberta Formation with the Eastern Outlier and (b) deep seated diatremes within the Outlier. The locations of the holes for this program would be dependant upon the results of the first drill program carried out in 2005. The extent of this program would be 15 holes, at 350 m deep, for a total of 5,250m.*

(5) The work described above, both in Phase I and Phase II is all located in the Eastern Outlier and at some time the following preliminary work should be completed in the other three areas of interest:

(a) A detail ground geophysical survey in the Ysoo claim which should be followed up by prospecting, trenching, rock chip sampling and a systematic search for other areas of Flat head Intrusive.

(b) A detailed ground geophysical survey in the "Western Outlier" and the three areas of interest in the "E" Grid (Illustration 9) and again these surveys would have to be followed up by systematic trenching and rock chip sampling.

(6) Further preparatory and detail drilling will eventually be required in all four areas of interest.

The steps described above could probably be completed over a period of three to four years, if there were no budget constraints. Consequently assuming that the work was reasonably successful, it can be envisaged that by the end of the option period there should be sufficient information available to undertake a Pre-Feasibility Study and to estimate a Potential Mineral Resource, should this work be warranted by the results of the exploration.

The recommended Phase I exploration program could be completed in the 2005 exploration season and would consist of the initial work on the Eastern Outlier, that is Items 1, 2 and 3 from the list above. The cost of this program has been estimated and laid out below:

(a)	*Staff and Administration*			
	2 Senior Geologists	*90 days(1½ months) @ C$ 700/day*		*C$ 63,000*
	1 Geo-technician	*50 days (1½ months) @ C$450/day*		*C$ 22,500*
	1 helper/cook	*50 days (1½ months) @ C$300/day*		*C$ 15,000*
		Sub Total		***C$100,500***
(b)	*Direct Costs*			
	Geophysical Program, trenching and sampling in the Eastern Outlier		*C$ 30,000*	
	Geophysical Assaying		*C$ 10,000*	
	Reverse Circulation Drilling in the Eastern Outlier- 3,500 m @ C$50/m		*C$175,000*	
	Assaying of drill samples		*C$ 20,000*	
		Sub Total		***C$235,000***
(c)	*Indirect Cost*			
	Equipment and Supplies		*C$ 5,000*	
	Food		*C$ 4,000*	
	Communications		*C$ 5,000*	
	Transport		*C$ 15,000*	
		Sub Total		***C$ 29,000***
		Total Cost		***C$364,500***

The Company intends to allocate a total of $364,500 from the proceeds of the Offering to undertake the work program on the Howell Property as recommended in the Howell Property Report.

Following are the Tables and Illustrations referenced in the narrative description of the Howell Property which have been extracted from the Howell Property Report:

Table 1

The Howell Claim Block and other adjacent Claims

1. The Howell Claims

The claim block has been shown in Illustration 2.

Claim Name[1]	Record No.	Units	Area (sq. kms)	Expiry Date
Howell 1	209981	20	4.0	Nov. 2006
Howell 2	209982	20	4.0	"
Howell 3	209983	20	5.0	"
Howell 4	210011	20	5.0	"
Howell 5	210012	8	2.0	"
Totals		88	20.0	-

Note: The original claims as staked by Lenard were called Rok-Cat (1969), when they lapsed, they were twice restaked as firstly Croft KRO (1977) and secondly as Elk (1982)

2. The Ysoo Claim

This claim was staked by Eastfield in 1998 over parts of the lapsed Howe 1 and Howe 5 claims (Illustration 2).

Claim Name	Record No.	Units	Area (sq. kms.)	Expiry Date
Ysoo	366755	18	4.5	Nov. 2005

3. The Harvey Claims

These claims were staked by Dome in 1987 and they are contiguous to the Howell Block. There were 4 equally sized claims each being 3 x 1.5 km for a total area of 18.0 sq km. The location of these claims is shown in Illustration 3. There was reportedly some soil sampling and trenching completed on the claims, but a decision was made to let them lapse in 1989.

4. The Howe Claims

These claims were staked in 1984 by Dome Exploration and left to lapse in 1990
(Howe 6) and 1994 (the rest). The block had a total area of 28.25 sq. kms and the individual sizes have been shown in the Table below and in Illustration 3.

Claim	Units	Staked area
Howe 1	20	5.0
Howe 2	15	3.75
Howe 3	20	5.0
Howe 4	16	4.0
Howe 5	20	5.0
Howe 6	16	4.0
Howe 7	9	1.5

Table 2

Chronological Summary Review of Exploration Work on the Howell Claim Block

(1) Chronology

Year	Optionee	Grid or Area	Description of Work	Meterage and Quantity
1969-70	N.C.Lenard	N.I.	Stream Sampling	N.I.
1971-72	Canartic	West and North	Geochem. sampling and Geological mapping for Pb and Zn	N.I.
1972	Cominco	West and North	Prospecting for Pb and Zn	N.I.
1983-87	Cominco	all of the area	Staked Howell claim block. -prospecting and mapping, -geochem.sampling, soil and rock chips, delineated 5 anomalous areas	A - 1529 soil samples -277 rock samples E- 271 soil samples. - 28 rock samples
1984-87	Dome Exploration	South of 29 Mile Creek in Howe Claims	Silt sampling in creeks, -staked Howe claim block. -mapping and geochem. sampling south of creek. Delineated 2 anomalous areas gold and Pb/Zn	-300 sediment(est.) - 791 soil samples.
1988-89	Placer Dome	A grid (Howe) A Grid-Howell E Grid	Optioned Howell Block - drill 10 rev.circ holes in Howe A Grid -drill 15 rev.circ. holes in the Howell A grid - soil sampling in A and E grids -rock chip sampling in the Howe A Grid -diamond drilling on the A Howell grid -diamond drilling on the E Grid. -carry out mag and EM survey in the E Grid.	A (Howe)-10 RC for 1113 m A (Howell)-15 RC for 1558 m -1580 soil samples. -150 rock.samples. -A (Howell)-3 DDH for 495 m -E Grid-4 DDH for 600 m. -900 soil samples -150 rock chip samples. -E grid 17 line km.
1992-93	Phelps-Dodge	A- Howell	rock chip sampling IP and Mag Surveys -DDH drilling on A grid	233 rock chip samples .-18.5 line km of survey - 6 DDH for 891 m
1998-99	Eastfield	A and E Grids	Staked Ysoo claim, -optioned Howell claims. -prospecting, soil and rock chip sampling -A Grid IP Survey -compiling past data	A grid 40 rock chips - E grid 25 rock chips - 0.5 line km survey
2002-03	Goldrea	A grid Property Wide	Rock chip sampling, DDH drilling, mag and IP survey -Aerial Geophysics survey, - soil sampling -further DDH drilling	10 rock samples, 3 DDH for 327 m., 15 line km 158 line km of survey, 50 soil samples, 2 DDH for 322 m.
2004	La Quinta	Property-wide	Aerial Geophysics survey	158 line km (same area as the Goldrea survey)

Table 2 (contd)

(2) Summary of Work

Grid	Diamond Drilling- m.	Reverse Circulation Drilling-m	Soil Samples	Rock Chip Samples	Ground Geophysics -line km[1]
A	2,035	1,561	3,159	560	33.5
E	600	-	1,171	203	17.5
Ysoo	-	1,116	1,091	150	-
Totals	2,635	2,677	5,421	913	51.0

Note: 1, Quantities do not include the two Aerial Surveys completed in 2002 and 2004.

Table 3

Summary of Drill Hole Locations

1. Placer Dome Reverse Circulation Holes

Drill Hole No.	Claim No.	Optionee	Coordinates[1]		Azimuth in degrees	Dip in degrees	Elevation[1] - m	Length - m.
			N	E				
HRC-1	Ysoo	Placer-Dome	8105	9800	-	-90	1720	122
HRC-2	"	"	8120	9150	-	-90	1720	113
HRC-3	"	"	8145	9700	-	-90	1705	87
HRC-4	"	"	8175	9630	-	-90	1700	123
HRC-5	"	"	8210	9885	-	-90	1660	123
HRC-6	"	"	8210	9830	-	-90	1665	124
HRC-7	"	"	8230	9780	-	-90	1665	50
HRC-8	"	"	8375	9135	-	-90	1725	123
HRC-9	"	"	8375	9175	-	-90	1715	123
HRC-10	"	"	8350	9215	-	-90	1710	123
HRC-11	Howell 3	"	10125	9520	-	-90	1890	134
HRC-12	"	"	10030	9695	-	-90	1850	32
HRC-13	"	"	10045	9940	-	-90	1890	133
HRC-14	"	"	10175	9820	-	-90	1920	47
HRC-15	"	"	10150	9840	-	-90	1916	94
HRC-16	"	"	10250	9680	-	-90	1958	146
HRC-17	"	"	10220	9720	-	-90	1948	136
HRC-18	"	"	10380	9985	-	-90	1775	93
HRC-19	"	"	10295	9975	-	-90	1792	93
HRC-20	"	"	10570	9375	-	-90	1972	123
HRC-21	"	"	10625	9280	-	-90	1960	122
HRC-22	"	"	10625	9225	-	-90	1945	123
HRC-23	"	"	10775	9195	-	-90	1890	62
HRC-24	"	"	10775	9090	-	-90	1820	105
HRC-25	"	"	10705	9075	-	-90	1842	123
Total			-	-	-	-	-	2677

Notes: 1, All these data have been scaled from the Placer Dome Drill Plan No. 4 and dated Dec 15 1988

Table 3 contd.

2. Diamond Core Drilling

Drill Hole No.	Claim No.	Optionee	Coordinates[1]		Azimuth in degrees	Dip in degrees	Elevation -m.	Length - m.
			N	E				
HA-1	Howell 3	Placer-Dome/ Cominco	10703	9138	220	-55	1878	158
HA-2	"	"	10775	9200	220	-55	1890	152
HA-3	"	"	10735	9035	220	-55	1842	185
HE-1	Howell 1	"	9400	8975	-	-90	1885	153
HE-2	"	"	9220	9000	-	-90	1915	141
HE-3	"	"	9300	9460	180	-60	1900	145

HE-4	"	"	9400	9400	-	-90	1875	161
HA-4	Howell 3	Phelps-Dodge	10754	8993	220	-60	1790	158.5
HA-5	"	"	10503	9647	-	-90	1865	48.2
HA-6	"	"	10347	9176	220	-60	2010	198.7
HA-7	"	"	10393	9439	220	-60	1990	234.4
HA-8	"	"	10628	9479	220	-70	1890	160.3
HA-9	"	"	10357	9875	-	-90	1825	90.8
G02-1	"	Goldrea[2]	5,455,295	669,705	-	-90	1845	152
G02-2	"	"	5,455,240	669,628	-	-90	1842	84
G02-3	"	"	5,455,285	669,705	-	-90	1827	91
G03-1	"	"	5,455,233	669,551	-	-90	1867	174

G03-2	"	"	5,455,189	669,947	225	-45	1957	148
Total			-	-	-	-	-	2635.0

Notes: 1, The differences between the coordinate systems have been tabulated below:

Grid	N	E
Placer Dome/ Phelps Dodge	10,000	10,000
Eastfield	5,454,500	670,750
Difference Placer Dome & Eastfield	5,444,500	660,750
Goldrea	5,454,565	670,668
Difference Eastfield and Goldrea	65	82

2, It might therefore appear that the Goldrea coordinates are based on the NAD 83 grid and the Eastfield maps are on the NAD 27.

Table 4

Table of Significant Intersections from the Drill Holes

(5) Reverse Circulation Drilling

Drill Hole No.	Length of Hole in m	Significant Intersections[1]	
		Intersections-m	Assay Values[2]
HRC-1	122	-	-
HRC-2	113	11-12 36-38 69-72 76-81 84-94 102-113	2,498 Pb 3,961 Zn 1,816 Pb 10,385 Zn 3,178 Zn 1,843 Zn 1,437 Zn 2,130 Pb 10,000 Zn
HRC-3	87	65-68 76-79	710 Au 913 Pb 3,204 Zn
HRC-4	123	38-40	1,121 Zn
HRC- 5	123	-	-
HRC-6	124	40-50 55-56 67-69	10,057 Pb 5,576 Zn 4,240 Zn
HRC-7	50	29-32	1,323 Pb 6,880 Zn
HRC- 8	123	-	-
HRC-9	123	88-90 116-117	805 Au 740 Au
HRC-10	123	38-40	1,560 Au
HRC-11	134	-	-
HRC-12	32	-	-
HRC-13	133	-	-
HRC-14	47	41-47	1,233 Pb
HRC-15	94	55-67 55-58	5,292 Pb 13,417 Zn 674 Au
HRC-16	146	-	-
HRC-17	136	0-2 9-11 38-40	1,147 Zn 1,564 Zn 745 Au
HRC-18	93	-	-
HRC-19	93	-	-
HRC-20	123	-	-
HRC-21	122	55-56	745 Au
HRC-22	123	52-62	1,079 Au
HRC 23	62	0-3 12-14 18-23 53-55	905 Au 785 Au 1,525 Au 735 Au
HRC-24	105	75-82	788 Au
HRC-25	123	5-8 18-38 47-59 72-78 108-111	1440 Au 1,539 Au 2,676 Au 689 Au 805 Au

<u>Notes:</u> 1, Significant Values are those that are likely to be at, or better, than a potential economic cut-off grade. That is > 700 ppb for Au and >1,000 ppm for Pb and/or Zn.

2, All gold assays quoted in ppb, but the base metals values are in ppm. There are no exceptions in the table to this note.

Table 4 contd.

(6) Diamond Drill Holes

Drill Hole Number	Length of Hole in m.	Significant Intersections[1]	
		Intersections in m	Assay Values[2]
HA-1	158	133-134	3,600 Au
HA -2	152	6-9 39-45 97-107 151-152	1,077 Au 812 Au 736 Au 870 Au
HA-3	185	7-9 12-16 25-26 34-35 114-115	1,950 Au 1,020 Au 1,200 Au 940 Au 1,670 Au
HE-1	153	27-29 46-49	1,025 Pb 710 Au
HE-2	141	67-69	1,322 Au
HE-3	145	94-95	2,406 Pb 10,661 Zn
HE-4	161	32-33 66-67 135-139 151-156	1,793 Zn 1,081 Zn 1,257 Zn 2,072 Pb
HA-4	158	22-23 81-84	821 Au 1064 Au
HA-5	48	-	-
HA-6	199	-	-
HA-7	234	149-151	842 Au
HA-8	160	131-132	890 Au
HA-9	91	-	-
G02-1	152	3-18 51-69 84-90 102-111	977 Au 916 Au 877 Au 1,336 Au
G02-2	84	-	-
G02-3	91	27-30 39-78	920 Au 948 Au
G03-1	174	114-117	1,030 Au
G03-2	148	111-114	730 Au

Notes:

1, Significant Values are those likely to be at or better than a potential economic cut-off grade. That is >1,000 ppm for Pb and/or Zn and >700 ppb for Au.

2, All gold values are quoted in ppb, but the base metal values are in ppm. There are no exceptions in the Table to this note.

Table 5

Verification Samples for the Howell Claims

Sample Number	Sample Type	Detailed Location	Geological Description	Original assay-ppm Au	Check assay-ppm Au
QH-1	Drill Core-Eastern Outlier	Hole No. 02-01 (108.2-109.7m)	Grey Silicified Limestone	2.10[1]	1.044
QH-2	Drill Core-Eastern Outlier	Hole No. 02-01 (111.2-111.9m)	Grey Silicified Limestone	0.53[2]	0.239
QH-3	Drill Core-Eastern Outlier	Hole No. HA-7 (@ 127-128m)	Diatreme Breccia	0.076	0.05
QH-4	Drill Core-Eastern Outlier	Hole No. HA-2 (@ 40-41m)	Silicified Syenite-Breccia	0.91	0.112

Notes:

1, Original intersection was for 108 to 111m

2, Original intersection was for 111-114m

Illustration 1


Fernie and the Howell & Crowsnest Properties
B.C. Canada
Howell Creek Claims
Aubyrd (Crow) Claims
Harvey Creek Road
Flathead Riv.
Howell Creek
Ledgeside Road
Coal Creek
Morrissey
Elko
Roosville
Fernie
Wardner
Corbin
ALBERTA
BRITISH COLUMBIA
MONTANA
MACDONALD RANGE
Scale 1:450,000


Illustration 2
Pict of the Howell, Howe and Harvey Claim Blocks
Flathead
Road
HOWELL
CLAIM BLOCK


Harvey
Creek
Fault
HOWELL 3
209983
HOWELL 2
209982
HOWELL 5
210012
Creek
HOWELL 4
210011
HOWELL 1
209981
YSOO 1
306758
Howell Ridge
Camp
28
Mile
Kilometres

Illustration 3

Howell Claim Block with Topography

Illustration 4

Regional Geology of the Howell/Crowsnest Properties


Oligocene
Upper cretaceous
Mesozoic
Paleozoic
Proterozoic
CLARKE RANGE
Flathead Fault
Howell Property
Crowsnest Property
GALTON RANGE

Illustration 5

Gold Geochemistry of the Howell Claim Block


Harvey Creek Fault
78 Mile Creek Fault
Eastern Outlier
Western Outlier
Howell Claim Block
Welsh Creek
Scale
2000 metres
LEGEND
gold geochemistry anomaly in soils (>20ppb)

Illustration 6

Geology of the Howell Property Area


Creek
Harvey
Harvey Fault
Creek
Howell
Western
Outlier
Eastern Outlier
Creek
Howell Claim
Block


Scale
1:50,000

Cretaceous

Cambrian

Triassic

Mississippian

Illustration 7

Geology of the "Eastern Outlier" Area



Illustration 8

Drill Locations and Gold Soil Anomalies in the Eastern Outlier Area


HOWELL 3
HOWELL 2
Howell Ridge
RC-18
RC-16
RC-17
RC-14
RC-15
RC-13
HA-9
HA-5
RC-15
RC-12
HA-8
RC-11
RC-22
GOS-2
HA-7
RC-21
HA-2
RC-23
RC-24
RC-20
HA-1
HA-3
HA-6
HA-4
GOS-1
Soil Anomaly
Drill Road


Illustration 9
Drill Locations and Gold Soil Anomalies in the E Grid Area
HOWELL 4
HOWELL 1
HE-1
HE-4
HE-2
HE-3
HOWELL 1
HOWELL 5
Favorable Area
Favorable Area
HOWELL 5
HOWELL 1
Favorable Area
N


RC-7
RC-6
RC-5
RC-1
RC-3
RC-2
RC-4
Howell 3
YSOO
RC-9
RC-8
RC-10

Illustration 10

Drill Locations and Gold Soil Anomalies in the Ysoo (Howe 1) Area


Illustration 11
Gold Soil Anomalies in the Area of the "Western Outlier"
Western
Outlier
Howell 1
Howell 2
Howell 5
29
Mile
Creek
Fault
Howell 5
Howell 2
Howell 1
Howell 2
Metres

Illustration 12

The Howell Claim Block and the Area covered by the Aerial Geophysical Survey


HOWELL CLAIM BLOCK
Harvey
Creek
Fault
29
Mile
Creek
Fault
Boundary of the Aerial
Geophysical Survey


Kilometres


CLAIM BOUNDARY
AIRBORNE SURVEY BOUNDARY
INTERPRETED INTRUSIVES
AREAS OF LOW FDEM RESPONSE
INTERPRETED MAGNETITE OCCURRENCE
INTERPRETED SHEAR ZONE
INTERPRETED STRUCTURES
Harvey
Creek
Howell
Creek
Western Outlier
Eastern Outlier
Pu
Kr
KAG
Pu
Cretaceous
KBR Belly River Formation
KAG Alberta Group
Quartz Arenite
Kr Flathead Intrusions
Permian - Pennsylvanian
PRM Rocky Mountain Group
Triassic
TSR Spray River Formation
Mississippian
MR Rundle Group
Banff and Exshaw formations
Devonian
DP Palliser Formation
DF Fairholme Group
Cambrian
Elko Formation
(includes Cambrian shale unit at base)
CF Flathead Formation
Proterozoic
Purcell Supergroup
PR Roosville Formation
PP Phillips Formation
PG Gateway Formation
PU Purcell Supergroup
Geology Source: B.C. Ministry of Energy, Mines & Petroleum Resources - Geological Fieldwork 1998, Paper 1999-1
Airborne Survey Data: Fugro Airborne Surveys, December, 2004. Interpretation by S.J.V Consultants Ltd., December, 2004
Bedding
Fossil Location
Drill Hole
Normal Fault
Thrust Fault
Geological Contact
Limit of mapping
Creek
Gravel Road

Illustration 13 - Compilation Map (Geology, Airborne Magnetic/EM Survey, Previous Drilling)

B. The Crowsnest Property, Fort Steele Mining District, South-eastern British Columbia, Canada

Acquisition

Pursuant to an option agreement dated for reference August 17, 2004 between the Company and Eastfield Resources Ltd., of Suite 110 – 325 Howe Street, Vancouver, British Columbia, V6C 1Z7 ("Eastfield"), the Company was granted the exclusive option to acquire a 60% interest in the Crowsnest Property. In order to maintain the option in good standing and to earn its interest in the Crowsnest Property, the Company is required to make cash payments to Eastfield in the amount of $100,000, issue a total of 150,000 shares to Eastfield and undertake work expenditures on the Property aggregating $800,000 in accordance with the following schedule:

(a) Cash Payments

- (i) $10,000.00 on execution of the agreement (paid);
- (ii) $7,500 on or before July 31, 2005 (paid);
- (iii) $5,000 on or before August 4, 2005;
- (iv) $12,500 on or before July 31, 2006;
- (v) $5,000 on or before August 4, 2006;
- (vi) $20,000 on or before August 4, 2007; and
- (vii) $40,000 on or before August 4, 2008.

The cash payments required to be made in paragraphs (i), (ii) and (iii) are firm, not optional commitments of the Company.

(b) Share Issuances

- (i) 20,000 shares on or before December 31, 2004 (issued);
- (ii) 20,000 shares on or before August 4, 2005 (issued);
- (iii) 20,000 shares on or before August 4, 2006;
- (iv) 20,000 shares on or before August 4, 2007; and
- (v) 70,000 shares on or before August 4, 2008.

The option agreement provides that the share issuances required to be made pursuant to sub-paragraphs (i) and (ii) of the above schedule are firm commitments. The share issuance required pursuant to sub-paragraph (iii) may be satisfied by the Company making a cash payment to Eastfield in lieu of such share issuance in the amount of $15,000.

(c) Work Commitment

- (i) $10,000 on or before October 31, 2005;
- (ii) a further $100,000 on or before August 4, 2006;
- (iii) a further $100,000 on or before August 4, 2007; and
- (iv) a further $590,000 on or before December 31, 2008.

Upon completion by the Company of the cash payments, share issuances and work commitments as set forth above, the Company shall have earned a 60% interest in the property and, from the date of acquisition by the Company of a 60% interest in the property, the Company and Eastfield shall thereafter bear the cost of further exploration and development in proportion to their respective interests in the property on a joint venture basis in accordance with the terms of a joint venture operating agreement.

The Crowsnest Property is subject to the terms of an Underlying Option Agreement (Crowsnest Underlying Option Agreement) dated July 20, 2004 between Eastfield and Foxcorp Holdings Ltd. (Foxcorp), a company with offices at 3800 No. 7 Road, Richmond, British Columbia, pursuant to which Eastfield was granted the option to acquire a 100% interest in the Crowsnest Property. Property payments of $15,000 due August 20, 2005 and $25,000 due August 20, 2006 remain outstanding under the terms of the Crowsnest Underlying Option Agreement. Pursuant to the terms of the agreement between the Company and Eastfield, Eastfield is responsible for making these remaining cash payments. The Crowsnest Underlying Option Agreement also reserves to Foxcorp a 2% Net Smelter Return of which one-half (50%) may be purchased for the sum of $1,000,000 on or before exercise of the Crowsnest Underlying Option Agreement.

Independent Consultant's Report

Unless otherwise stated, information concerning the Crowsnest Property is taken or summarized from the Report entitled, "An Exploration Report on the Crowsnest Property, British Columbia" dated July 27, 2005 (the "Crowsnest Property Report") prepared by P.H. Cowdery, BSc., MBA, P.Eng., who is a "qualified person" as defined in National Instrument 43-101.

For a complete description of the assumptions, data, maps, tables, qualifications and procedures associated with the following information, reference should be made to the full text of the Crowsnest Property Report which is available for review on the System for Electronic Document Analysis and Retrieval (SEDAR) located at the following website: www.sedar.com. Alternatively, the Crowsnest Property Report may be inspected during normal business hours at the offices of Tupper Jonsson & Yeadon, Suite 1710 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 2L3 during the period of the distribution and for thirty days thereafter.

Introduction and Terms of Reference and Report extracts

At the request of the Company, Mr. Cowdery was commissioned to prepare a Technical Report on the property pursuant to National Instrument 43-101 on Form 43-101F which would, firstly, describe in summary form the historical exploration that has been completed on the Crowsnest Property and, secondly, prepare and cost recommendations for further exploration to be undertaken commencing in the year 2005. Mr. Cowdery personally visited the Crowsnest Property during the period October 12 – 15, 2004 inclusive.

The following italicized excerpts (less certain references to figures, appendices and photographs in the full Report, which describe the Company's Crowsnest Property) are taken from the Crowsnest Property Report.

Summary

The Crowsnest (Aubyrd) Claim Block is located in SE British Columbia some 15 km north of the United States Border and approximately 12 km west of the Provincial Boundary with Alberta. Fernie, the nearest town, is about 50 road km WNW of the block. The block consists of 6 claims with 91 units, having an approximate area of 18.75 sq. km.

La Quinta has concluded a 4 year option agreement with Eastfield, whereby they can earn a 60% vested interest in the claim block, if they carry out a minimum of C$800,000 exploration on the claims, issue Eastfield with 150,000 shares and make cash payments of $100,000, all within the option period.

The elevation of the ground in the claim block varies from 1,320 m at the block's SE corner, to 2,100 m in the center of the block. The topography is rugged with a fairly dense tree cover at the lower elevations, which thins out with increasing elevation. The climate is relatively mild and the daily mean temperature varies from 24° to -12° C. There are three months of below freezing weather in the area and an average of 284mm of snow falls in this period. In addition during the rest of the year there is 406 mm of precipitation in the form of rain. The snow melts off of the roads by late May, giving a minimum exploration season of 4½ months, from June to the middle of October inclusive.

There have been four major companies who have carried out exploration programs in the Crowsnest claim block and they are:

Dome and Placer-Dome Exploration	*1984-89*
Phelps- Dodge	*1991-94*
International Curator	*1999*
Goldrea	*2002-03*

Phelps-Dodge excavated what has been called a discovery trench, where economically attractive mineralization was found. International Curator re-excavated the trench in 1999 and their mapping and sampling showed that the mineralized syenite breccia had a true width of 2.0 m, which graded 18.95 gpmt Au (0.55 opst).

In total some 45 fairly short drill holes have been completed on the property for a length of almost 4,700 m. The holes are located within 3 of the 10 geochemical grids that have been established on the property. Though the drill holes encountered a number of intersections of anomalous grades of gold, it was not possible to establish a good continuity of mineralization between the holes.

It is believed that the results from the drill holes significantly undervalues the potential of the property, especially in the area of the discovery trench and the Fortress Peak, mainly due to the poor siting of the drill hole collars. Consequently it is recommended that some surface follow-up be carried out in the area of the discovery trench to determine the true significance of the discovery.

The recommended program for the 2005 exploration season consists of detailed trenching, geological mapping and sampling, to determine the size, extent and configuration of the mineralization found in the discovery trench. It has been estimated that cost of this work would be approximately C$124,250 and the program will take at most a month and a half to complete.

Any further work would be contingent upon the success of the first phase of work, noted above. This work would include a detailed surface geological examination of the area of the "A" Grid, which had first been examined by Dome.

Introduction and Terms of Reference

Terms of Reference

The writer was commissioned by La Quinta Resources Corp. (La Quinta) to prepare a Form 43-101 compliant Exploration Report, which would firstly describe in summary form the extensive historical exploration that has been completed on the Property and secondly prepare and cost, recommendations for an exploration program that could be undertaken in the year 2005. The work has entailed reading and critically reviewing the voluminous reports, maps and notes on the property that have been accumulated by the optioner Eastfield Resources Ltd (Eastfield) and incorporating the relevant material in this report.

The Purpose of the Report

The purpose of this report is to provide La Quinta with a supporting document for their IPO, if so required and to provide its potential investors with a clear picture of the history of the claims, the completed exploration on the property and to set out a recommended and costed exploration program for the next working season in 2005.

The Sources of Information

A set of select references, which has been included in this report as Section 23.0, is the main source of information, but other information has been acquired through meetings with officials of Eastfield Resources Ltd. (Eastfield) and a senior geologist, who has also reviewed some of the relevant reports and accompanied the writer on his visit to site. Finally more information on the site work was obtained from a contractor (Jaffrey Logging) during the Site Visit. Jaffrey Logging has constructed roads and excavated trenches during the Goldrea Resources Corp. (Goldrea) option period. The information contained in Sections 8,9,10,and 11 has largely been taken from the Eastfield work. Similarly the accompanying maps and drawings have been copied and updated from some of the Eastfield publicity material.

The Field Work

A visit was made to the claim block in the period 12th to the 15th October inclusive. The writer was accompanied by a senior geologist from SJV Consultants Ltd and guided by two officials of Jaffray Logging. As noted previously the guides were very knowledgeable with respect to the property, since they had acted as contractors carrying out excavation and construction for Goldrea. The tour of the property mainly consisted of an examination of the "1999" Grid area with special emphasis on (1) the trenching (Illustration 9) carried out by Phelps-Dodge Corporation of Canada (Phelps- Dodge), International Curator Resources (Curator) and Goldrea, (2) the drill locations of the Goldrea drilling and (3) an examination of the 2003 Goldrea drill core.

Disclaimers

(1) *The material and work of this reports relies almost entirely on the information contained in the maps provided by Eastfield and the reports that are listed in Section 23.0 References. It should be recognized that some of the Reports listed in the section contain very extensive sets of further references, but since these largely consist of theoretical articles, dealing with hypotheses of the geology and mineralization for the area, they have not been duplicated in this Report.*

(2) *The information gathered during the course of the site visit is included in the Report, when it was considered to be relevant, but it must be recognized that it is largely anecdotal.*

(3) *It is understood that La Quinta has carried out a legal title search and it was found to be in good standing.*

(4) *It is further understood that La Quinta has found there are no legal issues that would impede the further exploration or development of the property.*

Property Description and Location

The Claims and Claim Size

The property consists of 6 claims, as shown on Illustration 3. The claim numbers are Aubyrd 4 to 9 inclusive. The claim sizes are different and in total consist of 91 units: the approximate area of the block is 18.75 sq km. The area has been subject to two re-stakings and the chronological order of the owners/optionees, together with the size of the claim block and the claim names used has been included in this report, as the first part of Table 1. The table shows that these claims expire in October of 2005. The total area of the claims amounts to 22.75 sq. km. The location of the different blocks and the geological grids that were established has been shown on Illustration 2. It can be seen that all of the grids were contained within the original "Flat" claim block. The claim block remains subject to an underlying agreement with Foxcorp Holdings Ltd, but it provide for a complete buyout of Foxcorp's interests. The latest Aubyrd claim block now only includes approximately 33% of the original "A" and 50% of the "B" grids with the "I" and "C" grids being totally excluded. These excluded areas, with the exception of the "A" grid, have been shown by the earlier exploration to have little or no potential to include economically attractive mineralization. It is understood that Eastfield has re-staked the excluded portion of the "A" grid and since the three claims fall within the area of influence as defined in the agreement between La Quinta and Eastfield, La Quinta can incorporate them into the Crowsnest block, if it is found to be necessary. As a consequence it would appear that the potential area of the claim block is more than adequate to carry out the recommended exploration

program.

The explanation for the re-staking of the Aubyrd claims has been included as a footnote to the first part of Table 1. The Aubyrd claim block was registered in November 2004 and is owned 100% by Eastfield. The claims in the block have been listed in the second part of Table 1 and are all contiguous, but are not patented, or surveyed and there are no surface rights in the area of the claims. The trenches, roads and drill sites viewed in the claim block all appear to have been satisfactorily rehabilitated. It is understood that there are no known problems with carrying out exploration or development work on the claim block, other than that of normal environmental concerns and its relatively close proximity to the U.S. Montana Border.

The Legal Location of the Claims

All of the claims are located within the Fort Steele Mining District on the NTS 82G028 map sheet and have expiry dates ranging from October 31, 2005 to July 12, 2006. The claims lie just to the west of the Flathead River in southeast British Columbia (Illustration 1.) And are between 49° 06' and 49° 12' North and 114° 30' and 114° 35' West. The property is some 12 km west of the boundary between Alberta and British Columbia and approximately 15 km north of the U.S. border. Fernie, the nearest town, is about 55 km to the NW.

La Quinta's Interest in the Claims

La Quinta has acquired a four year option, commencing on the 17th August 2004, on the Aubyrd claim block from Eastfield, for an initial payment of C$10,000. La Quinta can earn a vested interest of 60% on the property, if (1) it expends a total of C$800,000 on exploration, (2) provides Eastfield with a total of 150,000 La Quinta shares and (3) makes cash payments of C$100,000, all within the duration of the option period. The minimum yearly exploration expenditure on the block is to be as follows: 2005-C$10,000, 2006- C$100,000, 2007- C$100,000 and 2008- C$590,000. These noted payments allow for the buyout of the Foxcorp's interest and as part of La Quinta's agreement Eastfield is required to complete the 100% acquisition of the claims.

Other Information with respect to the Claim Block

There are other contiguous Aubyrd claims to the south and east of the main block, which are not included in the block that is the subject of this report. Nevertheless they did form part of the original "Flat" claims, which were dropped when the "Crow" claims were staked. Dome did not establish geological grids in these areas, which implies that they did not think that there were any favorable syenite intrusions, but it is understood anecdotally that one of more recent owners of these claims did drill a hole, which may have intersected syenite.

Required Permits

La Quinta is planning to start ground work on the Aubyrd claims this year (2005). In May 2005, La Quinta submitted an application to conduct its planned 2005 exploration program. The Ministry of Energy and Mines issued the required permit, as applied for, on June 20, 2005.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Physiography

The elevation of the claim block varies from 1,320 m on the SE corner of Aubyrd 8 (Illustration 3) to 2,100 m on the hill tops north of Fortress Peak, which itself has an elevation of 1,900 m. The Flathead River in the immediate area of the claims has an elevation of approximately 1,300 m.
The topography is rugged with very steep slopes above the more rounded bottoms of the glacial valleys. There is a fairly dense tree cover on the lower slopes of the hills, consisting of willow and pine. The tree cover gradually diminishes with the increase in elevation and it has been stated that the tree line occurs at an elevation of 2,100 m. though this line could not be seen at the time of the site visit.

Access, Local Resources, Infrastructure and Climate

Access to the property is currently by logging roads. The turn-off from Highway 3 is at the site of Morrissey village some 17 km south of Fernie. The route to the claim block then follows the Lodgepole and Harvie Creek Roads for

some 40 km, to the N-S Flathead road that is followed for 25 km to the turn-off, which is just beyond the 71 km milepost. An old seismic line then leads to the main trail to the north leading up-hill to the "B" and "1999" Grids as well as Fortress Peak, at the center of the property (Illustration 3).

The quality of the logging roads are reasonable, but because there has been no significant amount of logging in the area for the past five years the roads have not been recently graded and therefore have numerous potholes. The large size and good quality of the roadbed would make it very easy to upgrade the condition of the road and this action would make it more than acceptable. If there was any significant future mining activity on the claim block it would seem very likely that the access would be solely by the Flathead road, which continues north to the town of Sparwood.

At this time the largest, nearest town is Fernie where most common consumer supplies can be obtained, nevertheless this town is tourist oriented, so for industrial supplies the nearest town is Cranbrook some 80 km WNW of Morrissey. Sparwood, which is the center for the eastern B.C. coal mines would be the natural base for any continuing mining operations in the claim block. There is currently no infrastructure on the claim block itself, but there is a small airstrip and an old Shell exploration camp that is less than 5 km to the south of the claim block. It is understood that both of these facilities could be readily and cheaply rehabilitated for use.

The climate of the area is typical of southeastern B.C. and the Cranbrook area. The area has comparatively mild temperatures, combined with fairly heavy snowfall. It should be recognized that the climate varies considerably from town to town and Fernie experiences considerably more precipitation than Sparwood. Nevertheless Sparwood has been taken as being most similar to that of the Crowsnest claim block. During the period for which data is available, the yearly maximum average temperature was 10°C, with the daily maximum being 23.6° C and the extreme high was 36.5° C. The extreme minimum temperature was -39.8° C and there were some 3 months of freezing weather (65 days). The average yearly rainfall is 406 mm with an average snowfall of 284 mm. The winds are mainly from the east and southeast and can gust up to 83 km/hr. There are large snow drifts that form in the valleys and access roads, so as a consequence the roads are not clear until late May.

History

Early History of Development in the area of the Crowsnest Property

Several oil seeps in the Sage Creek area, approximately 8 km south of the Crow claims, were investigated in the early 1900's. A number of different groups drilled several unsuccessful holes in the area. It was not until the 1990's that a consortium including Shell Canada carried out seismic surveys and drilled for gas.

On the other hand coal has been known to occur in the Flathead Valley for many years. Some early exploration occurred about 15 km north of the Crow claims around the now abandoned village of Flathead. More recently exploration has occurred south of the Crow claims in the Cabin Creek area and in 1997 Fording Coal drilled a number of exploration holes, to the north of the property, in the upper Flathead Valley.

Anecdotally the Crow claims became of interest when gold was panned from the stream near to the 71 km milepost in the early 1960's. It should be noted that the work on the claims has been chronologically summarized in Table 2 and as a consequence the notes in the sections that follow have been significantly reduced from those, which are found in the different reports.

1984-89 Dome and Placer-Dome Exploration

The original Flat claims were staked by Dome Exploration Canada Ltd (Dome) in 1984 and they initiated a soil and silt sampling program. This program was very successful since it identified several areas, which had anomalous gold values. The first three grids that were established were "A", "B" and "C". A small calc-silicate vein was identified in 1985 on the "A" grid which was sampled and found to have a grade of 1.5 gpt Au and 2.3% Zn. The true width of this vein was less than 0.5 meters

In 1986 the "D", "E" and "F" grids were established and a significant copper anomaly of 200 bbb was delineated on Grid "E". In 1987 Dome's program focused on the "A" Grid with 10 widely spaced holes drilled over the anomaly. The best value intersection obtained from this program was 7.6 gpt Au over 1.5 m, but there was insufficient information to determine the true width of this occurrence. In addition the "B" Grid was extended in

the same year. In 1989 six holes were drilled in the best part of the gold anomaly in the "B" Grid, but no significant gold values were found. Further prospecting and sampling of the "B" Grid found cobble sized rocks of oxidized syenite breccia, which had grades of up to 620 gpt Au. It should be stressed that most of the cobbles found in the till were un-mineralized, but a considerable number of the cobbles were selectively sampled and assayed. The table below taken from a 1992 Fox report for Dome while undoubtedly restricted to selected samples gives a general idea as to the extent of the mineralization found in the rubble and float. This table is a complete listing of samples reported.

Sample Number	Gold Values (ppm)
24464	45.675
24466	4.505
24467	1.449
24472	11.760
24473	32.025
34025	3.003
34362	3.190
34367	6.500
34368	1.462
34378	1.309
34383	5.207
34384	66.211
34385	1.210
34387	6.591
34575	17.380
34576	48.500
34577	17.800
34463	2.630

This work was the last that Dome carried out on the property, for they then optioned out the claim block to Phelps-Dodge Corporation of Canada Ltd. (Phelps-Dodge) in 1990.

1991-94 Phelps- Dodge Corporation of Canada Limited

Phelps-Dodge concentrated all their efforts on the "B" Grid area and its extension to the NW. They termed this extension the "K" Grid. Phelps-Dodge as a result of their "B" Grid sampling came to the conclusion that the geochemical gold values in the grid occurred in a layer of glacial till, so that it could be said with some degree of confidence that the material had been transported by glaciers to the SE. As a consequence they believed that a likely location to look for the origin of the high grade cobbles would be around the area of Fortress Peak. Subsequent prospecting resulted in the discovery of a poorly exposed quartz vein in this area. Further work showed that the vein consisted of a vuggy (totally oxidized) quartz rich complex, 3 to 4 m in width, that appeared to be associated with a syenite intrusion (Illustration 9). They believed that the composition of this vein was different to previous examples of mineralized syenite breccias that had been found. They then drilled 4 widely spaced holes, around the location of the trench, none of which encountered any gold values. Phelps-Dodge then terminated their option.
Phelps-Dodge used the Acme Laboratories for all of their assaying.

1995-98 Fox Consultants and Eastfield Resources

The original Flat claim block then expired and Fox Consultants, who had acted as the Geological Consultants for Phelps-Dodge then re-staked a much smaller Flat claim block, which only included the "B" Grid and the Fortress Peak area. This block was optioned from Fox Consultants by Eastfield in 1998 and their first action was to stake the Crow claims, which surrounded and overstaked the remaining Flat claims.

1999 International Curator Resources

Curator entered into an option agreement with Eastfield and they carried out an extensive exploration program in 1999. Curator's exploration program commenced with the establishment of the "1999" Grid which covered both the "H" and "K" grids. They then undertook a systematic soil and rock chip sampling program on these grids. This work was followed up by carrying out a stream sediment sampling program in the "B" Grid area. The final part of this phase of the work was to carry out a soil sampling program on the "E" Grid Area, to geologically map the area, extending it to the north and finally carry out a two line I.P. Geophysical survey, which had disappointing results in that it did not explain the copper anomaly, since it indicated that there were no sulfides in the immediate bedrock.

The findings of the stream sediment sampling program confirmed the Phelps-Dodge conclusions. They were that there was no gold to be found at the higher elevations and the source of the "B" Grid anomalies was almost certainly to the north of Fortress Peak. Their other work included line cutting, road building, as well as 19 line km of IP, Resistivity and Magnetic Geophysical Surveys. Curator then re-excavated the Phelps-Dodge trenches and excavated 5 new trenches in the immediate area of the Phelps-Dodge discovery trench. The locations of these trenches has been shown on Illustration 8 and a detailed plot of the geology and sampling of the re-excavated discovery trench is included here as Illustration 9. It should be noted that though the trench was identified and examined on the writer's visit to site, it has again been filled in, so no confirmatory samples could be taken. The economically attractive mineralization, that is greater than 10 grms/tn found in the discovery trench occurred in syenite and silicified syenite. The table below lists the samples that were taken by Curator.

Geology	Sample No.	Width in m	Grade in grms/tn
Limestone breccia	121658	5.3	2.57
Syenite	121659	2.2	33.00
Silicified Syenite	121660	2.0	11.40
Syenite	121661	3.0	8.55
Syenite	121662	4.0	2.12
Limestone	121663	3.0	0.165
Syenite	121664	3.0	18.95

The syenite appears to be striking almost NW-SE, dipping approximately 80 degrees to the north and to be surrounding a layer of decalcified siltstone, which Curator did not sample and has therefore been assumed to have no gold values. The true width of the syenite including the siltstone appears, in the trench, to be 5.5 m and to have an average grade of 20.5 grms/tn. There were no gold values found in the samples taken from the other trenches in this program.

The final phase of Curator's work in the "1999" Grid area was to drill 10 fairly widely spaced holes within the grid area. One of the holes was drilled at the NW corner of the grid with seven drilled to the east of Fortress Peak almost on the east boundary of the grid. Finally two of the holes were located comparatively close to the discovery trench described above. The location of these holes has been shown on Illustrations 7 and 8. Nevertheless only two holes intersected anomalous gold values and as these were quite low Curator must have considered that the results did not warrant continuing with the option. The table below sets out these intersections from the two holes, but there was no information given that could be used to derive the true width of this mineralization. The rest of the holes did not intersect gold values.

Hole No.	Geology	Length of Intersection	Grade in ppb Au

CP 97-3	Porphyry Intrusions and Breccias	63.3 to 75.3	100.0
CP 99-8	Intrusives	12.5-69.3	72.0

The last area investigated by Curator was the "A" Grid, but this work merely consisted of a one day reconnaissance up a streambed. They took 6 rock and 1 soil sample. One of the samples showed encouraging values of gold, which occurred in sample no. 104433 and returned 85 ppb gold and 1.85 ppm zinc from a skarned carbonate unit that was located near to a syenite dyke, nevertheless Curator never followed up on this anomaly.

Curator used the Eco-Tech Laboratories for their assaying, but also occasionally used the Acme Analytical Laboratories of Vancouver

Curator reran three of the Phelps-Dodge 1999 assays from the discovery trench, but they were not identified, nor were the comparisons shown in their report.

2002-03 Goldrea Resources Corp.

Goldrea Resources Corp. (Goldrea) optioned the property from Eastfield in 2001 and in 2002 completed a program of 11 diamond drill holes all located within the "1999" Grid area and from 100m to 350 m north of the Fortress Peak. The locations of these holes have been shown in Illustration 8 with most of them, due to the smaller scale, also shown on Illustration 7. Illustration 8 also shows where the anomalous gold values were found in these holes GR 02-03 & 4). It can be seen that these intersections were only found in those holes drilled in an E-W direction, which is essentially along the strike of the vein/breccia that had been found in the discovery trench T1A (Illustration 9).

Goldrea continued its exploration program in 2003 by drilling 5 holes, four of which were on the north side of Fortress Peak in the same general area as the 2002 drilling, with the last hole drilled on the SE slope of Fortress Peak. There was only two narrow anomalous gold intersection encountered in this last series of holes. The table below sets out the values of the anomalous gold intersections for the entire program.

Hole No.	Geology	Intersection	Grade gpt Au
GR02-01	-	-	No values
GR 02-02	-	-	No values
CR02-03	Syenite	62.5-78.5	1.05
CR 02-04	Syenite	63.0-69.0	0.52
CR02-05	-	-	No values
GR02 -6 to11	-	-	No values
CR 03-01A	-	-	No values
CR 03-01B	Pyritic syenite	317-343	0.11
CR 03-01B	Limestone	347-363	0.14
CR03-02	-	-	No values
CR 03-03	Calcite vein with massive pyrite	187-191	0.49
CR 03-04	-	-	No values

Goldrea subsequently dropped their option on the Crowsnest property.

Goldrea used two different drillers for their 2002 and 2003 programs. In 2002 they used Neill's Mining of Victoria who used a BQ wire line. In 2003 they used FB drilling of Cranbrook who used an NQ wire line drill. Reportedly both of these drillers provided satisfactory service.

Goldrea exclusively used Eco-Tech Laboratories Ltd of Kamloops for their assaying.

In general it should be said that there is very little information available in the various reports as to sampling methods. An examination of some of the Goldrea drill core showed that the splitting of this core was conventional

and not sawn. The information provided in the reports as to sample size for the soil samples shows that this work was satisfactory. The main concern, since there were so few economically attractive gold assays, would have been that gold values were being systematically lost, but since the samples were being collected on surface and/or from diamond drill core, this seems unlikely. One consequence of the poor coverage of this topic in the available reports is that it is impossible to discuss in a meaningful manner the sampling recovery and quality. The matters of sample geology, and numbers have been covered as much as is possible in Table 2.

Geological Setting

Regional Geology

The Curator Report states that the best description of the geology of the Flathead area was written by P.B. Jones in 1966 and some of the extracts that follow have been taken from this report. The area of the claims (Trachyte Ridge) consists of a thick sequence of Devonian and Mississippian limestones, dolomites, black shales, Permo-Pennsylvanian quartz arenites and dolomitic sandstones. There are numerous small Cretaceous alkaline stocks that have intruded and locally altered the enclosing sedimentary strata. These stocks were first recognized by R.A.Price of the GSC in 1961. He found that they occurred in a belt some 15 to 20 km long running from the Crow Claims to the Howell Property (Illustration 4). The stocks vary from narrow dykes to irregular masses up to 5 sq km in area. The three dimensional extent of these intrusives cannot be extrapolated from their surface exposures, as the results of an exploration oil well drilled in 1970 showed. This hole, when it was 1000m below the surface, passed through almost 300m of intermittent syenite.

The Flathead Fault represents a major tensional fracture, which is believed to be the northern continuation of the system of the normal faults that define the Basin and Range structural province in the western United States. The principal features in the Flathead area are low angle thrusts and large normal faults, which tend to strike NW, approximately parallel to the regional structural trends. The Crowsnest property occurs on the down thrown side of the Flathead Fault, in an area that can be best described as a half graben. A structural reconstruction of the Flathead Basin was attempted in the early 1970's and it indicated that extensions of 6 to 8 miles have occurred across the present width of 17 miles.

Local Geology

The Geological Mapping that accompanied the exploration programs has shown that the property in underlain by a thick section of Paleozoic carbonates and clastic sediments, which have been intruded by a variety of Cretaceous and/or Tertiary trachyte and syenite dykes and sills. The exploration work has demonstrated that the intrusives can host significant gold mineralization. Tertiary extensional tectonics appear to have created a series of "pull-apart" grabens and half grabens, which are characterized by N-S and NW-SE trending normal faults, all with east side down displacements. The presence of mineralized dykes at strong breaks in the hill slopes and the occurrence of carbonate breccia gouge in the hanging wall of the mineralization in the discovery trench appear to indicate that the mineralization has been down-dropped from a point higher up the Fortress Peak.

There are many exposures of competent apparently un-faulted carbonates found along the ridge tops and valley walls, while within the valley floors up to 30 m of overburden are found, but road building operations have shown that under this overburden thick sections of black, carbonaceous and argillaceous, relatively incompetent, limestones occur. It would seem likely that the expected series of the low angle thrust faults could probably be found in this block of sediments. In confirmation of this supposition, drilling has encountered numerous fault zones and some sill-like porphyry bodies, which are found to be bounded by breccias, both of these rocks are believed to be related to this type of faulting.

High angle normal faults, which formed in response to the Tertiary extensional tectonics, are hypothesized to underlie the major stream drainages and more evidence of high angle faulting can be seen in the cliffs surrounding the Fortress Peak.

Bedding attitudes are commonly found and mapped as striking N to NW with moderate easterly dips of 25° to 50°. Variations in the bedding attitudes to E or NE are believed to be indicative of local disruptions due to as yet unidentified faulting.

Deposit Type

All of the available evidence seems to indicate that the mineralized gold occurrences at the Crowsnest Property are best described as being associated with alkalic intrusions, with the gold mineralization itself being categorised as epithermal and having a low quantity of included sulfides. Consequently the target mineralization for the proposed initial exploration program should be un-disseminated epithermal gold.

Mineralization

The intrusives that occur on at the Aubyrd claims are found to be accompanied by a significant amount of alteration, both in the intrusive itself and in the surrounding carbonates. The alteration in the carbonates consists of a halo of bleaching and re-crystallation following around the intrusive. The alteration of the alkalic intrusives is variable and most mapped surface exposures of the intrusive are found to be weakly altered, with no gold mineralization. On the other hand the feldspars, glacial pebbles and cobbles, that have been found mineralized with gold, are all intensely altered and argillized, with some local silicification.

The gold mineralization is commonly found associated with pyrite, magnetite and hornblende laths and in some drill holes there are additional associations with quartz, feldspar and sericitic alteration. All of the samples taken were analyzed for a standard suite of 30 elements by ICP methods, but there was no formal quantitative analysis of the relationships between the elements themselves and the gold. Curator did present a number of conclusions that are assumed to have been based on a visual examination of the assay results. They were that (1) phosphorous is negatively correlated with gold and (2) silver, copper and bismuth are positively correlated with gold. The final comment on the gold mineralization found in the reports made by earlier workers, was that tellurium levels in the deposit were found to be elevated.

Some thin section work carried out by Curator indicated that a controlling factor for gold mineralization may be the presence of drusy late stage quartz veining and silicification. If this conclusion was found to be valid it would seem to indicate that most of the trace elements included in the ICP analysis are related to earlier hydrothermal events, which were responsible for the alteration described above. The suite of the trace elements seem to be typical of alkalic intrusive hosted gold deposits, which suggests that the later fluids containing the gold and silver were deficient in base metals.

Since tellurium associated with gold is always a concern because of (1) possible poor recovery of the gold in any process plant and (2) faulty low results from the normal assay methodology, a statistical analysis has been made of the relationship of the gold and tellurium. The early workers noted above may very well have been the Fox Consultants who assayed the Phelps-Dodge samples from the discovery trench for gold and tellurium. Goldrea in their 2003 work also analyzed for tellurium. Three sets of assays have been used to determine the relationship and they are:

(1) The high grade assays taken from the Phelps-Dodge discovery trench.

(2) A set of samples where the gold was uniformly low grade and indeed close to the detection limits.

(3) A set of samples where the gold assays range from very low to interestingly anomalous.

The results of the analysis have been set out in Table 3 and it can be concluded that:

(1) There is absolutely no significant relationship between gold and tellurium levels.

(2) The standard deviations of the higher and better grade samples indicate that the distribution of both metals is log normal.

(3) The standard deviation of the tellurium in the low grade set is very low indicating that there may be a constant, but very low grade, background level of tellurium throughout the deposit.

These conclusions appear to support Curator's belief that this trace element came in as part of the hydrothermal alteration earlier than the precious metal mineralizing event, and that the higher levels of tellurium found, in some samples, may be due to re-mobilization.

Exploration

The 1999 report by Curator and the 2002 Goldrea report both suggested that the future work should consist of (1) geological mapping and trenching, which should be followed by (2) diamond drilling to test the depth extension of the surface mineralization. These recommendations are very appropriate for the stage of development and the type of geology on the property. To date La Qunita has not conducted any exploration on the claims.

Drilling

Table 2 shows that all optionees carried out diamond drilling in their exploration programs, which rightly has all been cored with a diamond drill, since so little is known of the structure in the area and it is apparent that this practice should be continued, until the parameters of the mineralization is understood.

Sampling Methods and Approach

The main thrust of future work on this subject must be to develop standard procedures, before any new work starts and that they are followed during the ensuing exploration program.

Sample Preparation, Analysis and Security

As with the sampling methodology there is little information in the reports on the procedures that were, presumably for their check assaying Once again the poor coverage of this topic in the existing reports has made any worthwhile discussion of quality, control and adequacy of the sampling that has been completed impossible. As with the preceding two sections a full documentation of procedures on this subject will have to be developed before a new exploration program is started in 2005.

Data Verification

Again this is a subject that is hardly touched on in the different reports and there certainly seems to have been no systematic use of duplicates, blank assays, or standards. The assay labs usually document when they assay a standard, which in the case of Eco-Tech, seems to be one per batch of a hundred assays. Once again a set of standard procedures that can be followed must be developed for the 2005 exploration season and the results of the verification work properly covered in the concluding report on this work.

No field verification was done while preparing for this report, because of the extensive amount of work that would have to be carried out in order to be able to prepare valid conclusions, from any check sampling program. This is particularly disappointing in the case of the so-called "discovery trench. The top part of the trench was visible from surface and inspected during the site visit, but it was considered impossible to take valid samples without extensive clean up. The situation at the Crowsnest Aubyrd Claims is the same as at the Howell Property, the drill core had been stored in the open and subsequently scattered, making proper identification difficult. In addition all of the trenches had been filled in and the drill stations were partly re-contoured. As a consequence the underlying purpose of the recommended (Phase I) exploration program for 2005 is, in fact, the verification of the existing surface data in the area of the Phelps Dodge discovery trench.

Nevertheless Eastfield had taken and stored a number of properly identified samples from the property and four were chosen and re-assayed to, at least partly, verify the earlier work. A description of these samples, their originals assays and check assay values have been laid out on Table 4. As can be seen the two sets of assays are in reasonable agreement given that the re-assays are only spot samples with, on average, very short intersection lengths of approximately 120mm.

Adjacent Properties

The only adjacent properties contiguous to the Aubyrd Claim Block are three claims to the south of the main block, which at one time were called Aubyrd 1,2 and 3. The current geological mapping of the Crowsnest area (Illustration 5) does not show any syenite outcropping in this area and Dome did not establish a geological grid in the area. Nevertheless it is understood anecdotally that a recent owner of the claims drilled one hole on a magnetic high that is shown on a Government map of the area. One anecdote goes on to say that there was no mineralization in the hole and that they encountered severe drilling problems with clay and squeezing of the drill

string. Another anecdote states that the hole did encounter some syenite, but the length of the intersection and its depth is unknown. The story continues by stating that the lack of success, discouraged the claim owner and the claims lapsed, but apparently one remains valid.

The writer has not verified this information and the comments with respect to these Claims should not be taken to indicate that there is any mineralization on them. Even if mineralization is found on these claims it is not certain that it will be indicative of the mineralization that is the subject of this report.

Mineral Processing and Metallurgical Testing

There has been no metallurgical test-work undertaken on the mineralization found at the Crowsnest Property and since the only mineralized rock found to date is totally oxidized any testing at this time would be premature. The proper time to think about planning for this type of testing will be when there are unoxidized samples from drill core available.

Mineral Resource and Mineral Reserve Estimation

The small amount of data available makes it premature to develop a potential mineral resource.

Other Relevant Data

No other relevant data was received, or seen by the writer, where relevant is defined as that which might affect the interpretation or recommendations of this report.

Interpretation and Conclusions

From a reading of the various reports (Section 23.0) that have been prepared over the period 1988 to 2004 (16 years), describing the results of the different geological and exploration
it would seem that all, or a large majority, of the existing drilling was designed to test some unique soil, or geophysical, anomaly. The holes have the appearance of being only slightly relevant to the surrounding geology and previous drilling, so the drill core would have provided little or no proper follow-up to the mineralized surface exposures. Another fault of the drill programs, which can be seen in Illustrations 7 and 8, was that the spacing, while probably suitable for large targets, was too large for a small, structurally complicated, deposit, which is indicated by the mineralization, found in Trench K1-A (Illustration 9). Every optionee has written about the high likelihood of multiple and complex faulting, but they did not seem to carry out their trenching, or drilling, as if they recognized the implications of the problem. It has been previously noted that Goldrea's holes 02-02, -03,-04,-06,-07,-09,-10 and 03-1 all seemed to have been drilled down dip, or along strike, given the attitude of the syenite mineralization found in the K 1A discovery trench.

It has therefore been concluded that there is a good chance for a well designed exploration program to succeed and potentially provide encouraging results with respect to the continuity of the mineralization, so providing the basis for a further drilling program. This conclusion comes with the proviso that a realistic hypothesis of mineralization, which is capable of being tested by a careful and cautious program must first be developed. Finally it has been concluded that the mineralization in the discovery trench, due to its high grade, combined with the mineralization and structure that has been found in the area of the "A" Grid, makes this a Property of Merit that justifies the expenditure of further exploration funds.

Recommendations

It is recommended that in the 2005 exploration season, La Quinta carry out a small preliminary phase 1 surface exploration program located in the area termed the 1999-2003 grid, which is located in the north half of the Aubyrd 4 claim. This program should have as its objective the detailed examination of the area around the high grade vein disclosed in the discovery trench TK-1 (Illustration 9). The work should be sufficiently extensive to determine the extent and grade of the mineralization, as well as the configuration of the structure. The mineralization should be followed up until it terminates and the manner of its termination established. The trenching and detail work should be carried on past the actual point of termination in an effort to determine if there are faulted extensions. The program should consist of pitting, trenching, sampling, assaying and geological mapping and every effort should be made to reconcile and compile the results of the new work, with the results and

structure found in the earlier sampling and drilling, so as to be able to verify the results of the earlier work.

The recommended phase II exploration program, which is assumed to take place in the year 2006, would be partly contingent on the success of the 2005 program, insofar as any continuation of the work north of Fortress Peak is concerned. The additional exploration would consist of a preliminary examination of the surface exposures in the "A" grid area (Aubyrd 9). This work would include a ground based geophysical survey of the "A" grid to better establish the configuration of the structures and lineaments noted by Dome, followed by prospecting, pitting, trenching, sampling and geological mapping of the favorable areas.

It is assumed that only phase I of the program would be carried in 2005 and this work would require a minimum of one geologist and a helper, as well as the use of a contracted excavator and bulldozer for clearing and the cutting of trenches. The estimated duration of the program would be approximately a month, but a month and a half has been allowed in the estimates set out below.

(1)	*Technical Crew and Staff*			
	1 senior Geologist	*45 days (1.5 months) at $750/day*	*$ 33,750*	
	1 Junior Geologist	*45 days at $500/day*	*$ 22,500*	
	Office Work		*$ 6,000*	
	Reclamation Bond		*$ 10,000*	
	Subtotal			***$ 72,250***
(2)	*Area around the Discovery Trench TK-1*			
	Trenching and Clearing (contracted)		*$ 25,000*	
	Equipment and Supplies		*$ 3,000*	
	Communications		*$ 2,000*	
	Food		*$ 5,000*	
	Transport		*$ 7,000*	
	Assaying (500 samples at $20/sample)		*$ 10,000*	
	Subtotal			***$ 52,000***
	Total Cost		***$ 124,250***	

The Company intends to allocate a total of $124,250 from the proceeds of the Offering to undertake the recommended work program on the Crowsnest Property as set forth in the Crowsnest Property Report.

Following are the Tables and Illustrations referenced in the narrative description of the Crowsnest Property which have been extracted from the Crowsnest Property Report:

Table 1

Details of the Crowsnest Claim Block

5. Changes in Size and Name of the Crowsnest Property Claims

Year	Owner/Optionee	Name of Claims	Number of Claims	Number of Units
1984-88	Dome/Placer Dome	Flat	12	236
1992-94	Phelps-Dodge	Flat	12	236
1997[1]	Fox Consultants	Flat	7	15
1998	Eastfield/Int. Curator	Flat/Crow	17	199
2003[2]	Goldrea	Aubyrd	6	91

Notes:

1, Re-staked by Fox Consultants

2, The Flat/Crow claims lapsed in the fall of 2003, while Goldrea was in the middle of their drill program. The claims were immediately re-staked by a third party, as Aubyrd claims. In order to fulfill its Option Agreement, with Eastfield Resources, Goldrea purchased the block and they were registered in Eastfield's name in Nov. 2004. The claims are due to expire in October 2005.

6. Current Claim Block

Claim Name	Registration Number	Expiry Date
Aubyrd 4	406552	October 2005
Aubyrd 5	406551	"
Aubyrd 6	406550	"
Aubyrd 7	406553	"
Aubyrd 8	406 554	"
Aubyrd 9	406555	"

Table 2

Summary of exploration/development work carried out on the Crowsnest Property

A/ Chronological Review

Year	Owner/Optionee	Grid/Location	Description of Work	Meterage or Quantity
1985-89	Dome	A	Soil Sampling	339 samples
			Rock Sampling	39 samples
			Diamond Drilling	10 holes for 1345m
		B	Diamond Drilling	6 holes for 886 m
			Pits	on two lines - N.I. as to number
			Soil Sampling	68 samples
			Rock Sampling	22 samples
		C	Soil Sampling	60 samples
			Rock Sampling	3 samples
		G	Soil Sampling	64 samples
			Rock Sampling	5 samples
		H	Soil Sampling	62 samples
			Rock Sampling	4 samples
		I	Soil Sampling	85 samples
			Rock Sampling	5 samples
1991-94	Phelps-Dodge	K (G)	Soil Sampling	76 samples
			Rock Sampling	7 samples
			Diamond Drilling	4 holes for 364 m
			Trenching	N.I. (4 on map)
			Test Pits	N.I.
			Magnetometer survey	no anomalies
1999	International Curator	B and K (1999 grid)	Stream Sampling	9 samples
			IP and Mag Survey	N.I.
			Soil Samples	295 samples
			Rock Sampling	70 samples
			Trenching	6
			Pits	6
			Diamond Drilling	10 holes for 1050 m

Table 2 contd.

Year	Owner/Optionee	Grid/Location	Description of Work	Meterage or Quantity
1999	International Curator	E	Soil Sampling	46 samples
			Rock Sampling	23 samples
			IP Survey	no anomalies
		A	Soil Sampling	1 sample
			Rock Sampling	6 samples
2002-03	Goldrea	1999 grid	2002 Diamond Drilling	11 holes for 641 m
			Soil Sampling	140 samples
			Rock Sampling	20 samples
			2003 Diamond Drilling	4 holes for 476 m
			2003 Rock Sampling	18 samples

B/ Summary Review

Grid	A	B	C	E	G,K,1999	H	I	Totals
Stream Samples	-	9	-	-	-	-	-	9[1]
Soil Samples	340	363	60	46	280	62	85	1236[1]
Rock Samples	45	92	3	23	50	4	5	222[1]
Diamond Drilling	10/1262m	6/886m	-	-	29/2531m	-	-	45/4679m
Pits	-	12?	-	-	6	-	-	18

Geophysical Surveys	-	-	-	IP	IP & 2 Mag	-	-	2 IP 2 Mag
Trenching	-	-	-	-	10	-	-	10

Notes: 1, The numbers of samples taken are those shown in the reports included with the References Sec. 23, but no attempt has been made to reconcile the reported numbers with those shown on the maps. It seems almost certain, by visual inspection, that the quantities shown in the table above should be increased and probably doubled, especially in the case of Dome's work in 1985-89.

Table 3

Correlation of Gold and Tellurium at the Crowsnest Property

Year	Month	Number of Samples	Av. Grade ppm			Standard Deviation		Corrl. Coeff.
			Au	Te	Te/Au ratio	Au	Te	
1993	October	19[1]	45.41[3]	8.94	0.20	93.0	7.69	-0.06
2003	June	91[2]	0.04	3.00	75.0	0.08	0.75	-0.07
2003	June	58[2]	0.31	9.47	30.5	0.50	10.30	0.04

Notes:
1, Taken by Fox Consultants for Phelps-Dodge from Trench TK-1
2, Taken by A.A.Kikauka for Goldrea
3, Original grade was 1.46 opt Au

Table 4

Verification Samples for the Crowsnest (Aubyrd) Claims

Sample Number	Sample Type	Detailed Location	Geological Description	Original assay-ppm Au	Check assay-ppm Au
QC-1	Drill Core north of Fortress Peak	Hole No. 02-08 (45.88 to 46.0 m)	Carbonaceous Limestone	0.03[1]	0.0009
QC-2	Surface Grab of float near to Fortress Peak	branch road near Hole 02-08	Partially oxidised Syenite	8.55[2]	0.694
QC-3	Drill Core to SW of Fortress Peak	CP99-09 NE of Grid B-(@ 15.6m)	Brecciated Limestone-some silicification	<0.20[3]	0.0008
QC-4	Drill Core to SW of Grid K	CP99-05 in Nth of Grid B- (@ 37.4 m)	Massive Limestone mod. fractured	<0.20[4]	0.002

Notes:
1, The original intersection was 43.8 to 46.8 m
2, The sample used or the re-assay was noted to be on a spur road in the "B" grid area, but the original assay that is shown is for the mineralized syenite in the trench K1A (Illustration 9).
3, no sample taken for15.6m, but one was taken for the interval 12.2-14.2 m
4, The original intersection was for 36.6-38.0 m

Illustration 1


Aubyrd (Crow) Claims
Howell Creek Claims
Harvey Creek Road
Fernie and the Howell & Crowsnest Properties
B.C. Canada


Illustration 2
Plot of the Flat/Crow/Aubyrd Claim Blocks, together with the Exploration Grids
GRID C
GRID E
GRID A
GRID I
GRID D
1999-2003 GRID
GRID F
GRID H
Fortress Peak
GRID K
GRID B
KEY
Flat Claims
Crow Claims
Aubyrd Claims
Kilometres


Illustration 3
Aubyrd Claim Block with Topography
AUBYRD 7
AUBYRD 6
AUBYRD 5
AUBYRD 9
AUBYRD 4
AUBYRD 8
Fortress Peak
LCP
Flathead
Road
Claim Block Boundary
Streams
Roads
Kilometres
0
1
2

Illustration 4

Regional Geology of the Howell/Crowsnest Properties


Oligocene
Mesozoic
Paleozoic
Proterozoic
Scale
CLARKE RANGE
Flathead Fault
Howell Property
Crowsnest Property
GALTON RANGE


Aubyrd (Crowsnest)
Claim Block
KEY

Illustration 5

Geology of the Crowsnest Property Area

Illustration 6

Geology of the Crowsnest "1999-2003" Grid Area


Fortress
Peak
Scale
500 metres
1:15,000

KEY

Illustration 7

<u>**Crowsnest Drill Locations and Gold Geochemistry for the "B" and the "1999-2003" Grids**</u>


CP99-04
CP99-07
CP99-03
CP99-10
CP99-08
CP99-02
FB 3
Scale
1:15,000
LEGEND
drill hole
soil grids
gold in soils
>20 ppb
>100 ppb
Drill and
Access Road

Illustration 8

<u>Drilling and Trenching at the Crowsnest Property north of Fortress Peak in the "1999-2003" Grid</u>


SCALE
03-03
03-02

Illustration 9

Plan and Section of the K-1A [99-1] Discovery Trench



4. USE OF PROCEEDS

4.1 Proceeds

The Offering hereunder is subject to a Minimum Offering of 2,560,000 Units and 1,280,000 Flow-through Shares offered for sale hereunder being sold. In the event this Minimum Offering is not attained within the prescribed offering period, all funds raised hereunder will be retained by the Agent and refunded to investors in full without interest or deduction.

In the event the Maximum Offering of 3,200,000 Units and 1,600,000 Flow-through Shares is attained, the Company will receive net proceeds of $1.104,000. In the event only the Minimum Offering of 2,560,000 Units and 1,280,000 Flow-through Shares is attained, the Company will receive net proceeds of $883,200.

4.2 Funds Available

In the event the Maximum Offering is attained, the Company will receive net proceeds of $1,104,000 which will be combined with working capital of approximately $39,028 as of July 31, 2005, for a total of $1,143,028 in available funds.

The proceeds from the sale of any Units pursuant to the exercise of the Over-Allotment Option will be allocated for working capital purposes.

In the event only the Minimum Offering is attained, the Company will receive net proceeds of $883,200, which will be combined with working capital of approximately $39,028 as of July 31, 2005, for a total of $922,228 in available funds.

4.3 Principal Purposes

In the event the Maximum Offering is attained, the principal purposes for which the $1,143,028 in available funds will be allocated will be as follows:

	Principal Purposes	Amount
1.	expenses of the Offering and the cost of this Prospectus not paid or accrued as of July 31, 2005, including legal, audit, listing and regulatory fees – approximately	$54,000
2.	estimated cost of the exploration program on the Howell Property, as recommended in the report of P.H. Cowdery, BSc., MBA, P.Eng., dated July 27, 2005 (including property maintenance costs of $12,500) – approximately	$377,000
3.	estimated cost of the exploration program on the Crowsnest Property, as recommended in the report of P.H. Cowdery, BSc., MBA, P.Eng., dated July 27, 2005 (including property maintenance costs of $17,500) – approximately	$141,750
4.	estimated administration costs for the 12 month period subsequent to the completion of the Offering	$235,000 [1]
5.	working capital to fund ongoing operations	$335,278
	Total:	**$1,143,028**

[1] A portion of these costs will be paid to Musketeer Enterprises Ltd. (a non-reporting company owned by Company President and C.E.O., Glen Watson). See "Proposed Compensation of Executive Officers" under Item 13 ("Executive Compensation") herein.

In the event only the Minimum Offering is attained, the principal purposes for which the $922,228 in available funds will be allocated will be as follows:

	Principal Purposes	Amount
1.	expenses of the Offering and the cost of this Prospectus not paid or accrued as of July 31, 2005 , including legal, audit, listing and regulatory fees – approximately	$ 54,000
2.	estimated cost of the exploration program on the Howell Property, as recommended in the report of P.H. Cowdery, BSc., MBA, P.Eng., dated July 27, 2005 (including property maintenance costs of $12,500) – approximately	$377,000
3.	estimated cost of the exploration program on the Crowsnest property, as recommended in the report of P.H. Cowdery, BSc., MBA, P.Eng., dated July 27, 2005 (including property maintenance costs of $17,500) – approximately	$141,750
4.	estimated administration costs for the 12 month period subsequent to the completion of the Offering	$235,000 [1]
5.	working capital to fund ongoing operations	$114,478
	Total:	**$911,228**

[1] A portion of these costs will be paid to Musketeer Enterprises Ltd. (a non-reporting company owned by Company President and C.E.O., Glen Watson). See "Proposed Compensation of Executive Officers" under Item 13 ("Executive Compensation") herein.

All proceeds from the sale of Flow-through Shares will be used by the Company to incur CEE. See "Canadian Income Tax Considerations".

5. SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

5.1 Annual Information

The following table sets forth selected information for and as of the end of the periods indicated. This financial information is derived from the financial statements of the Company which are included in this Prospectus.

	December 31, 2004 (audited)	March 31, 2005 (unaudited)
Revenues or Recoveries	Nil	34,681
Net Income (Loss)	(42,599)	(64,385)
Total Assets	302,458	212,854
Cash Dividends declared per Share	0.00	0.00
Net Earnings (Loss) per Share – basic and fully-diluted	(0.01)	(0.01)
Total Long-term financial liabilities	Nil	29,301

5.2 Quarterly Information

As of the date of this prospectus, the Company is not a reporting issuer. Accordingly, as the Company has not been a reporting issuer for the eight most recently completed quarters ending at the end of its most recently completed financial year, the Company did not prepare quarterly financial statements for any period up to December 31, 2004. Quarterly information for the period to March 31, 2005 is included in the table and the Financial Statements which are included in this prospectus.

5.3 Dividends

There are no restrictions in the Company's articles or elsewhere which could prevent the Company from paying dividends.

It is not contemplated that any dividends will be paid on any shares of the Company in the immediate future, as it is anticipated that all available funds will be invested to finance the growth of the Company's business. The directors of the Company will determine if and when dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on the Company's financial position at the relevant time. All of the common shares of the Company are entitled to an equal share in any dividends declared and paid.

5.4 Management's Discussion and Analysis

General

The Company is principally engaged in the acquisition, exploration and, if results warrant, development of mineral properties. The Company's only mineral properties are its Howell Property and its Crowsnest Property, each of which is located in the Fort Steele Mining District in south-eastern British Columbia, Canada.

Exploration expenditures related to specific properties are deferred while certain administration and overhead charges are expensed as they are incurred in the statement of income and retained earnings.

Results of Operations

Period from Incorporation, August, 2004 through December 31, 2004

During the period from the date of incorporation to December 31, 2004, the Company acquired by option two prospective gold prospects located in British Columbia. Management evaluated the prospects and determined that an initial exploration program of an airborne survey would be beneficial in better defining the zones of interest worthy of exploration drilling. As the airborne geophysical survey undertaken by the Company was successful in:

(i) confirming and more closely defining the previously noted exploration targets;

(ii) indicating that the previous interpretation of the Eastern Outlier may have to be revised and that areas where the Alberta formation occurs, previously considered to be unproductive, may be worthwhile exploring; and

(iii) indicating a distinct area, which could be interpreted as being skarnified limestones, located in the Southeastern area on the Eastern Outlier, which could well be the source of the base metal mineralization previously found in the reverse circulation holes that encountered skarns, management decided to seek public financing to drill the targets identified on the Howell Property.

Most of the period activities related to the raising of sufficient capital to acquire the mineral assets of the Company and conduct the exploration program. In addition, the Company incurred management fees of $20,000, accounting and audit costs of $12,172 and other professional fees of $3,892. Office rent and miscellaneous costs were $6,391. These expenses contributed to a loss for the period of $42,599, which forms the deficit at the end of the period.

From December 31, 2004 through March 31, 2005

During the quarter ended March 31, 2005, management successfully negotiated with Wolverton Securities Ltd. a financing agreement to secure a listing on the TSX Venture Exchange in 2005.
During the period the Company incurred management fees of $15,000, accounting fees of $6,000, office rent of $3,331 and listing and stock transfer and sponsorship fees of $27,695. Additional non-cash items for the period ended March 31, 2005 include stock option expense of $44,300 and future income tax recovery of $34,681. Additional reference is made to the Company's audited financial statements of December 31, 2004 and the unaudited financial statements for the period ended March 31, 2005, which are included in this Prospectus.

Liquidity and Capital Resources

As an exploration company, the Company has no regular income and therefore relies upon the sale of equity capital to finance its operations. Since incorporation the Company has been capitalized by $179,625 cash from the sale of Flow-through Shares, $94,875 cash from the sale of Common Shares, $21,000 from the provision of services, $5,000 from the settlement of debt and $4,000 from the option of mineral properties. The Company incurred operating expenses of $106,984 from the date of incorporation to March 31, 2005.

There are also incentive stock options outstanding in respect of 775,000 Common Shares, which, if exercised, would result in proceeds to the Company of $193,750. There are no assurances that these options will be exercised in whole or in part.

As of March 31, 2005, the Company had paid-up share capital of $304,500, and a deficit of $106,984.

Reference is also made to the audited financial statements for the period ended December 31, 2004 and unaudited financial statements for the period ended March 31, 2005, which are included in this Prospectus.

6. SHARE CAPITAL

6.1 Authorized Capital

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, of which 5,295,000 Common Shares are issued and outstanding as of the date of this prospectus.

All of the issued and outstanding Common Shares have been fully paid for and none are subject to any future call or assessment. All of the Common Shares rank equally as to voting rights, participation in and distribution of assets of the Company on a liquidation or dissolution or winding up of the Company and entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote their shares at such meetings. Each Common Share carries with it the right to one vote.

6.2 Shares Subject to Restrictions on Transferability

Seed capital shares (all shares issued prior to the Initial Public Offering which are not subject to escrow agreement) are subject to the Exchange's Seed Share Resale Restrictions as outlined in the policies of the Exchange (Policy 5.4 Paragraph 10). The certificates for these shares are legended to prohibit sales of these securities prior to the expiry of the relevant hold period. There are 1,675,000 seed capital shares. Of this total, 1,635,000 shares are subject to release on the basis of 327,000 shares on the closing of the Offering. A further 327,000 shares will be released each month until the expiry of four months from the closing of the Offering. A further 40,000 shares are subject to release on the basis of 8,000 shares on the closing of the Offering and a further 8,000 shares will be released every three months until the expiry of one year from the closing of the Offering.

7. DESCRIPTION OF THE SECURITIES DISTRIBUTED

7.1 The Flow-through Shares

The Maximum Offering is for 1,600,000 Flow-through Shares and the Minimum Offering is for 1,280,000 Flow-through Shares.

The Flow-through Shares are Common Shares of the Company in respect of which the Company has agreed to renounce in favour of subscribers Canadian Exploration Expenses, as defined in the *Income Tax Act* (Canada), in an amount equal to the gross proceeds of the sale of Flow-through Shares. The form of Flow-through Share Agreement is annexed to this Prospectus as Schedule "A".

The agreement which investors must execute to subscribe for Flow-through Shares provides that the Company will incur, and renounce in favour of the subscriber effective on or before December 31, 2005, Canadian Exploration Expenses which qualify as Flow-through Mining Expenditures as defined in the Income Tax Act (Canada), in an amount equal to the purchase price of the Flow-through Shares.

Additional information is contained under item 7.4, "Canadian Income Tax Considerations". In all other respects, the attributes of Flow-through Shares are the same as for Common Shares, as described above.

7.2 The Units

The Maximum Offering is for 3,200,000 Units and the Minimum Offering is for 2,560,000 Units. Each Unit consists of one Common Share and one (1) Warrant and is being offered at a price of $0.25 per Unit. Reference is made to Item 6 ("Share Capital") herein for a description of all material attributes and characteristics of the Common Shares, and to sub-Item 7.3 ("The Warrants") herein for a description of all material attributes and characteristics of the Warrants.

7.3 The Warrants

Each Warrant will entitle the holder to purchase one additional, previously unissued Common Share at a price of $0.40 for a period of one year from the Closing.

The holding of a Warrant will not constitute the holder thereof a shareholder of the Company, nor will it entitle the holder to any rights or interests as a shareholder or to receive notice of any meetings of shareholders except upon the exercise of a Warrant in accordance with its terms, which will contain provisions to the effect that, in the event of any change in the number of Common Shares or any reclassification of the Common Shares into other shares, or if the Company shall pay a stock dividend upon its outstanding Common Shares, or in the case of a consolidation, amalgamation or merger of the Company with or into another company, or any other capital reorganization of the Company not covered by the foregoing or any sale of the properties and assets of the Company as (or substantially as) an entirety to any other company, adjustments will be made in the number of Common Shares to which the holder would be entitled to receive on any exercise of the Warrants and the exercise price thereof.

The following capitalization table discloses the Company's currently issued and outstanding Common Share capital, as well as its Common Share capital in the event either the Maximum Offering or the Minimum Subscription is attained:

		Number of Issued Common Shares	Price per Common Share	Total Consideration
(a)	Prior issuances of securities	1,000,000 [1]	$0.01	$ 10,000
		2,620,000 [1]	$0.05	$131,000
		1,595,000 [2]	$0.10	$159,500
		80,000 [3]	$0.10	$ 8,000
(b)	Issued as of the date of this Prospectus	5,295,000	various	$308,500
(c)	Offering:			
	(i) Maximum Offering	4,800,000 [4]	$0.25	1,004,000 [5][7]
	(ii) Minimum Offering	3,840,000 [4]	$0.25	783,200 [6][7]
(d)	To be issued if:			
	(i) the Maximum Offering is attained	10,095,000	various	1,312,500 [5][7]
	(ii) only the Minimum Offering is attained	9,135,000	various	1,091,700 [6][7]

(1) These shares are subject to the Escrow Agreement disclosed under "Escrowed Securities" in Item 10 herein.

(2) These shares are subject to the restrictions on transferability disclosed under "Shares Subject to Restrictions on Transferability" in Item 6 ("Share Capital") herein.

(3) These shares were issued as consideration for the acquisition of the Howell Property and the Crowsnest Property.

(4) Does not include any Common Shares issuable upon exercise by the Agent of the Over-Allotment Option.

(5) Net of commission of $96,000 in respect of the Maximum Offering of 4,800,000 Flow-through Shares and Units and payment of the legal, audit and other expenses associated with the Offering, estimated to be $100,000, of which approximately $46,000 has been paid or accrued.

(6) Net of commission of $76,800 in respect of the Minimum Offering of 3,840,000 Flow-through Shares and Units and payment of the legal, audit and other expenses associated with the Offering, estimated to be $100,000, of which approximately $46,000 has been paid or accrued.

(7) Does not include any Common Shares issuable upon exercise of Warrants or Agent's Series "A" or Series "B" options.

7.4 Canadian Income Tax Considerations

In the opinion of Thorsteinssons, tax counsel to the Company, the following is a summary of the principal Canadian federal income tax consequences applicable to a purchaser who acquires Units or Flow-through Shares in the Offering.

This summary is based upon the current provisions of the *Income Tax Act* (Canada) (the "Tax Act"), the regulations thereunder, any proposed amendments to the Tax Act or regulations previously announced by the Federal Minister of Finance to the date of this prospectus, and counsel's understanding of the current administrative and assessing policies of the Canada Revenue Agency ("CRA"). This summary does not otherwise take into account or anticipate

any changes to the law or administrative practice, whether by way of judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations.

This summary is applicable only to investors who are resident in Canada, who deal at arm's length with the Company and are not affiliated with the Company and who will hold their Flow-through Shares and Units as capital property. Provided that an investor does not hold such securities in the course of carrying on a business and has not acquired such securities as an adventure in the nature of a trade, such securities will generally be considered to be capital property to the investor. Depending on the investor's particular circumstances, the Unit Shares and Warrant Shares may also be deemed to be capital property where the election in subsection 39(4) of the Tax Act has been made by a Canadian resident eligible to make such election. The Flow-through Shares are not eligible for the election permitted under subsection 39(4) of the Tax Act.

This summary is not applicable to an investor that is a partnership, a financial institution as defined in subsection 142.2(1) of the Tax Act or a "principal business corporation" within the meaning of subsection 66(15) of the Tax Act or whose business includes trading or dealing in rights, licenses or privileges to explore for, drill for or take minerals, petroleum, natural gas or other related hydrocarbons.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. **Accordingly, each investor should consult the investor's own tax advisors regarding the income tax consequences of acquiring Units and Flow-through Shares with respect to the investor's own particular circumstances.**

This summary is based upon the following representations and covenants provided by the Company in the Agency Agreement:

- The Company is and will continue to be at all relevant times a "principal-business corporation" within the meaning of subsection 66(15) of the Tax Act;
- The Flow-through Shares will not be "prescribed shares" as such term is defined for the purposes of the definition of "Flow-through Shares" in the Tax Act;
- The Company will make all necessary filings in respect of the issue of Flow-through Shares and the renunciation of Canadian exploration expenses (as defined below) in the manner and within the time required by the Tax Act and the regulations thereunder; and
- The Company will incur Canadian exploration expenses (as defined below) in an amount equal to the subscription proceeds from the Flow-through Shares and will renounce such Canadian exploration expenses to investors with an effective renunciation date of December 31, 2005 (or, in the case of additional Flow-through Shares sold subsequent to December 31, 2005, with an effective renunciation date on or before December 31, 2006).

Canadian Exploration Expense and Flow-through Shares

The Company may, in certain circumstances, renounce certain types of Canadian exploration expenses or "CEE" to investors in respect of their Flow-through Shares provided that such shares are "Flow-through Shares" for purposes of the Tax Act. For present purposes, "renounceable" CEE includes certain expenses incurred for the purpose of determining the existence, location, extent or quality of a mineral resource in Canada but does not include expenses which are "Canadian Exploration and Development Overhead Expenses" for purposes of the Tax Act or specified expenses in respect of certain types of seismic data. A "flow-through share" is a share of a "principal business corporation" (other than a prescribed share) that is issued to a person under a written agreement under which the corporation agrees to, among other things, incur and renounce CEE.

The Company may renounce to an investor CEE that it incurs in the period that begins on the day a Flow-through Agreement is made and ends 24 months after the end of the month in which the agreement is made effective on a date on or after which such CEE is incurred. Such CEE as are properly renounced by the Company to an investor will be deemed to have been incurred by the investor on the effective date of the renunciation.

Notwithstanding the foregoing, the Tax Act permits the Company to make a renunciation by March 31 of a calendar year in respect of certain CEE which the Company plans to incur or has incurred in the calendar year and such

renunciation will be effective as of December 31 of the previous calendar year. In the event that the Company fails to incur, by December 31, 2006, CEE equal to the amount of CEE renounced to investors in January, February or March of 2006, effective December 31, 2005, the investors may be subject to adverse assessments from CRA which reduce the amount of CEE renounced to them.

CEE deemed to be incurred by the investor as a result of a renunciation by the Company will be added to the investor's cumulative Canadian exploration expenses ("CCEE") account. In computing income for tax purposes from all sources for a taxation year, an investor may deduct up to 100 per cent of the investor's CCEE account at the end of that taxation year. An investor may generally carry forward indefinitely any portion of the investor's un-deducted CCEE account and may deduct the amount of such CCEE account against the investor's income for subsequent taxation years.

An investor who is an individual (other than a trust) and who holds Flow-through Shares will be entitled to a non-refundable investment tax credit equal to 15 per cent of a "flow-through mining expenditure" renounced to the investor. A "flow-through mining expenditure" is defined to include certain CEE incurred by the end of 2005 in mining exploration. The investment tax credit may be deducted in accordance with the detailed rules in the Tax Act against tax payable under the Tax Act in the taxation year in which the flow-through mining expenditure is incurred or carried back three years and forward ten years.

The CCEE account of an investor is reduced by the amount deducted by the investor in prior years in respect of the investor's CCEE account. An amount equal to any investment tax credit claimed in a taxation year in respect of a flow-through mining expenditure will be deducted from the investor's CCEE account at the beginning of the taxation year following the one in which the tax credit is claimed and subsequent to the CEE being incurred.

If at the end of a taxation year of an investor, the reductions in calculating the investor's CCEE account exceed the additions thereto, the excess must be included in computing the investor's income for that year and the investor's CCEE account will then have a nil balance. The sale or other disposition of Flow-through Shares, of itself, will not result in the reduction of any investor's CCEE account.

Adjusted Cost Base

For the purposes of computing the investor's capital gain and capital loss on the disposition of Flow-through Shares, the initial cost to the investor of the Flow-through Shares is deemed under the Tax Act to be nil. The cost of an investor's Flow-through Shares, Unit Shares and Warrant Shares must be averaged with the cost of any other common shares of the Company held by the investor, including Flow-through Shares to determine the adjusted cost base of the investor's Flow-through Shares, Unit Shares and Warrant Shares, for purposes of determining the investor's capital gain or capital loss on the disposition of Flow-through Shares, Unit Shares or Warrant Shares. Additional information on the tax treatment of capital gains and losses is contained below under "Capital Gains and Losses".

Capital Gains and Losses

An investor's capital gain (or capital loss) from the disposition of any capital property is calculated as the amount by which the investor's proceeds of disposition exceed (or are less than) the aggregate of the investor's adjusted cost base of the property disposed of and any reasonable outlays or expenses incurred to make the disposition. The investor's taxable capital gain (or allowable capital loss) is one-half of this amount. The investor must include any such taxable capital gains realized in that same taxation year. Subject to the detailed rules contained in the Tax Act, any unused allowable capital loss may generally be applied to reduce net taxable capital gains realized by the investor in the three preceding and in all subsequent taxation years.

Recognition of capital losses otherwise realized may be denied where arising in various circumstances set out in the Tax Act, including transactions involving "affiliated persons". In certain cases, the amount of any capital loss realized on the disposition or deemed disposition of a share may be reduced by the amount of dividends received or deemed to have been received on a share by an investor that is a corporation to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns the shares.

8. OPTIONS TO PURCHASE SECURITIES

8.1 Incentive Stock Options

See "Long-Term Incentive Plan Awards" under Item 13 ("Executive Compensation") herein for particulars of the incentive stock option plan pursuant to which all of the incentive stock options disclosed below have been granted.

As of the date of this prospectus, the Company had granted incentive stock options to the following directors, senior officers and employees, entitling them to purchase up to the number of Common Shares of the Company set opposite their names below at a price of $0.25 per share expiring five years from the Listing Date:

Optionee	Position Held	Number of Common Shares Under Option
Glen R. Watson	President. Director. CEO	300,000
Malcolm J.A. Swallow	Director	200,000
Dustin Henderson	CFO. Director	100,000
James William Morton	Director	50,000
Heidi Clavey	Corporate Secretary	25,000
Greg Amor	Controller	100,000
	Total:	**775,000**

All of these stock options are non-transferable and terminate on the earlier of the expiry date and 90 days subsequent to the date on which the director, senior officer or employee, as the case may be, ceases to be a director, senior officer or employee of the Company; provided that if an Optionee should die while a director, senior officer or employee of the Company, his estate will be entitled to exercise the whole or any part of the option held by such deceased Optionee for up to one year following the date of death; provided further that in the event an Optionee should be terminated as a director, senior officer or employee for cause, his option will expire concurrently with his termination. In addition, if any of the Optionees is an insider of the Company at the time of any proposed reduction in the exercise price of the option held by that Optionee, the approval of disinterested shareholders must be obtained for any such reduction of the exercise price of that option prior to the exercise of any such options at the reduced exercise price.

A total of 775,000 Common Shares have been reserved for issuance pursuant to the exercise of the options described above. There are no assurances that these options will be exercised in whole or in part.

8.2 Share Purchase Warrants

Each Unit sold pursuant to the Offering hereunder will consist of one Common Share and one (1) non-transferable Warrant, with each Warrant entitling the holder to purchase one Common Share at a price of $0.40 for a period of one year from the date of Closing.

8.3 Agent's Options

Pursuant to the Agency Agreement disclosed in Item 15 ("Plan of Distribution") herein, the Agent will receive an option (the "Agent's Series "A" Option"), to purchase that number of Units as is equal to 10% of the aggregate number of Units sold pursuant to the Offering (the "Agent's Units"). The Agent's Series "A" Option is exercisable for a period of one year from Closing at a price of $0.25 per Agent's Unit. Each Agent's Unit will consist of one Common Share (the "Agent's Share") and one Warrant (the "Agent's Warrant"). One Agent's Warrant will entitle the Agent to purchase one additional Common Share of the Company (the "Agent's Warrant Share") at a price of

$0.40 per Agent's Warrant Share. The right to purchase Agent's Warrant Shares under the Agent's Warrant may be exercised at any time up to the close of business one year from the date of issue of the Agent's Series "A" Option under which the Agent's Warrant was issued.

The Agent will also receive an Option (the "Agent's Series "B" Option") to purchase that number of non Flow-through Common Shares (the "Agent's Series "B" Option Shares") as is equal to 10% of the Flow-through Shares sold pursuant to the Offering. Each Agent's Series "B" Option will entitle the Agent to purchase one Agent's Series "B" Option Share at a price of $0.25 per Agent's Series "B" Option Share at any time up to the close of business one year from the date of issuance of the Agent's Series "B" Option.

8.4 Over-Allotment Option

Pursuant to the Agency Agreement, the Company has also agreed to grant the Agent the Over-Allotment Option, entitling it to solicit and accept subscriptions for up to an additional 720,000 Units from treasury (being 15% of the maximum Offering) at a price of $0.25 per Unit. The number of Units subject to the Over-Allotment Option will be determined at the Closing. The Over-Allotment Option may be exercised until the date of Closing.

8.5 Fully Diluted Share Capital

In respect of all of the options and the Warrants described above, the applicable option agreement or warrant certificate contains or will contain provisions providing for an adjustment of the number of Common Shares available for purchase in the event of any alteration in the capital stock of the Company such that the option or warrant shall, following such alteration, entitle its holder to acquire the same number of Common Shares at an equivalent exercise price as it did prior to the alteration.

The following table discloses the Company's fully diluted share capital, after giving effect to the Offering hereunder:

Maximum Offering:

Common Shares Issued or Allotted	Number of Shares	Percentage of Total
Issued as of the date of this Prospectus	5,295,000	32.1%
Offered under this Prospectus:	4,800,000	29.2%
Securities reserved for future issue upon completion of the Offering:		
- Incentive stock options	775,000	4.7%
- Warrant Shares issued as part of the Offering	3,200,000	19.4%
- Agent's Shares which will be issued as part of the Units under the Agent's Series A Option	320,000	2.0%
- Agent's Warrant Shares which will be issued as part of the Units under the Agent's Series A Option	320,000	2.0%
- Agent's Series B Option Shares which will be issued on exercise of the Agent's Series B Options	160,000	1.0%
- Common Shares which will be issued as part of the Units under the Over-allotment Option	720,000	4.4%
- Warrant Shares which will be issued as part of the Units under the Over allotment Option	720,000	4.4%
- Agent's Shares which will be issued as part of the Units under the Over allotment Option	72,000	.4%
- Agent's Warrant Shares which will be issued under the Over allotment Option	72,000	.4%
Total:	**16,454,000**	**100.0%**

Minimum Offering:

Common Shares Issued or Allotted	Number of Shares	Percentage of Total
Issued as of the date of this Prospectus	5,295,000	40.3%
Offered under this Prospectus:	3,840,000	29.3%
Securities reserved for future issue upon completion of the Offering:		
- Incentive stock options	775,000	5.9%
- Warrant Shares issued as part of the Offering	2,560,000	19.5%
- Agent's Shares which will be issued as part of the Units under the Agent's Series A Option	256,000	2.0%
- Agent's Warrant Shares which will be issued as part of the Units under the Agent's Series A Option	256,000	2.0%
- Agent's Series B Option Shares which will be issued on exercise of the Agent's Series B Options	128,000	1.0%
Total:	**13,110,000**	**100.0%**

9. PRIOR SALES

Since the Company's incorporation on August 17, 2004 to the date of this Prospectus, the Company has issued the following Common Shares.

Date	Number of Shares	Issue Price Per Share	Aggregate Issue Price	Nature of Consideration Received
November 30, 2004	40,000	$0.10	4,000	Option of mineral property
November 30, 2004	2,320,000	$0.05	116,000	Cash
November 30, 2004	1,485,000	$0.10	148,500	Cash
November 30, 2004	60,000	$0.10	6,000	Services (1)
November 30, 2004	300,000	$0.05	15,000	Services (2)
November 30, 2004	1,000,000	$0.01	10,000	Cash
November 30, 2004	50,000	$0.10	5,000	Debt(3)
August 4, 2005	40,000	$0.10	4,000	Option of mineral property

(1) 60,000 Shares issued at a deemed price of $0.10 per Share pursuant to an Accounting Services Contract dated September 1, 2004. See "Material Contracts" Item 22 herein.

(2) 300,000 Shares issued at a deemed price of $0.05 per share to a related party pursuant to a Management Services Contract. See ("Material Contracts") Item 22 herein.

(3) 50,000 Shares issued at a deemed price of $0.10 per Share for a debt incurred on behalf of the Company relating to an advance for engineering fees.

10. ESCROWED SECURITIES

In accordance with National Policy 46-201 - Escrow for Initial Public Offerings. all common shares of an issuer owned or controlled by its principals will be escrowed at the time of the issuer's initial public offering ("IPO"), unless the shares held by the principal or issuable to the principal upon conversion of convertible securities held by the principal collectively represent less than 1% of the total issued and outstanding shares of the issuer after giving effect to the IPO.

At the time of its IPO, an issuer will be classified for the purposes of escrow as either an "exempt issuer", an "established issuer" or an "emerging issuer".

Uniform terms of automatic timed-release escrow would apply to principals of exchange-listed issuers, differing only according to the classification of the issuer. As the Company will be classified as an "emerging issuer" by virtue of being listed on Tier 2 of the TSX Venture Exchange. the following automatic timed releases will apply to the securities held by its principals:

- 10% of each principal's holdings will be released on the date on which the Company's common shares are first listed for trading on the TSX Venture Exchange (the "Listing Date");
- 15% six months following the Listing Date:
- 15% twelve months following the Listing Date;
- 15% eighteen months following the Listing Date;
- 15% twenty-four months following the Listing Date;
- 15% thirty months following the Listing Date;
- 15% thirty-six months following the Listing Date;

provided that an emerging issuer which achieves "established issuer" status during the term of its escrow will "graduate", resulting in a catch-up release and accelerated release of any securities remaining in escrow under the

faster schedule applicable to established issuers as if the issuer had originally been classified as an established issuer.

The automatic timed-release provisions pertaining to established issuers provide that 25% of each principal's holdings will be released on the Listing Date, with an additional 25% of each principal's holdings released in equal tranches at six month intervals over eighteen months.

The following Common Shares of the Company are held by, and are subject to the terms of an escrow agreement (the "Escrow Agreement") dated March 31, 2005 among these principals, the Company and Pacific Corporate Trust Company, of 10th Floor-625 Howe Street, Vancouver, British Columbia V6C 3B8:

Name of Principal	Number of Common Shares held and price paid per share	Percentage of Issued Shares on Completion of the Maximum Offering	Percentage of Issued Shares on Completion of the Minimum Offering
Glen R. Watson [(1)]	500,000 @ $0.01 1,020,000 @ $0.05	3.0% 6.2%	3.8% 7.8%
Malcolm J.A. Swallow [(2)]	250,000 @ $0.01 450,000 @ $0.05	1.5% 2.7%	1.9% 3.4%
Dustin Henderson	250,000 @ $0.01 950,000 @ $0.05	1.5% 5.8%	1.9% 7.2%
James William Morton	100,000 @ $0.05	.6%	.8%
Heidi Clavey	100,000 @ $0.05	.6%	.8%
Total:	**3,620,000**	**21.9%** [(3)]	**27.6%** [(3)]

(1) Of the shares thus shown, a total of 1,040,000 shares are held by Musketeer Enterprises Ltd., a non-reporting British Columbia company, the principal of which is Company Chief Executive Officer, President and director, Glen Watson

(2) Of the shares thus shown, a total of 450,000 shares are held by Swallow Services Ltd., a non-reporting British Columbia company, the shares of which are owned by Company director Malcolm J.A. Swallow.

(3) These percentages are based on a fully diluted share capital as disclosed in Item 8.5 herein.

Pursuant to the terms of the Escrow Agreement, the securities of the Company held in escrow may be transferred within escrow to an individual who is a director or senior officer of the Company or of a material operating subsidiary of the Company, subject to the approval of the Company's Board of Directors, or to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Company's outstanding securities, or to a person or company that after the proposed transfer will hold more than 10% of the voting rights attached to the Company's outstanding securities and that has the right to elect or appoint one or more directors or senior officers of the Company or of any of its material operating subsidiaries.

Pursuant to the terms of the Escrow Agreement, upon the bankruptcy of a holder of escrowed securities, the securities held in escrow may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such securities.

Pursuant to the terms of the Escrow Agreement, upon the death of a holder of escrowed securities, all securities of the deceased holder will be released from escrow to the deceased holder's legal representative.

Pursuant to the terms of the Escrow Agreement, 10% of each principal's shares (a total of 362,000 common shares) will be released from escrow on the Listing Date. The remaining 3,258,000 common shares of the Company which will be held in escrow immediately following the Listing Date will represent 32.4% of the common shares of the Company

issued and outstanding immediately following the completion of the Maximum Offering of 1,600,000 Flow-through Shares and 3,200,000 Units hereunder, and 35.8% of the common shares of the Company issued and outstanding immediately following the completion of the Minimum Offering of 1,280,000 Flow-through Shares and 2,560,000 Units hereunder.

The complete text of the Escrow Agreement is available for inspection at the Company's registered office, Suite 1710-1177 West Hastings Street, Vancouver, British Columbia.

11. PRINCIPAL SHAREHOLDERS

The following are the principal shareholders of the Company. They own, both of record and beneficially, the following Common Shares of the Company as of the date of this Prospectus, and will own, both of record and beneficially, the following Common Shares of the Company after the completion of the Offering hereunder, assuming that no securities are purchased by them under the Offering:

Maximum Offering:

Name	Number of Securities owned prior to the Offering	Percentage of Class owned prior to the Offering	Number of Securities to be owned on completion of the Offering	Percentage of Class to be owned on completion of the Offering
Musketeer Enterprises Ltd. (1)	1,040,000	19.8%	1,040,000	6.3%
Dustin Henderson	1,200,000	22.8%	1,200,000	7.3%
Glen R. Watson	480,000	9.1%	480,000	2.9%
Malcolm J.A. Swallow	250,000	4.8%	250,000	1.5%
Swallow Services Ltd. (2)	450,000	8.6%	450,000	2.7%

(1) Musketeer Enterprises Ltd is a non-reporting, British Columbia company the principal of which is Company President, Chief Executive Officer and director Glen Watson.

(2) Swallow Services Ltd is a non-reporting, British Columbia company the principal of which is Company director Malcolm J.A. Swallow

Minimum Offering:

Name	Number of Securities owned prior to the Offering	Percentage of Class owned prior to the Offering	Number of Securities to be owned on completion of the Offering	Percentage of Class to be owned on completion of the Offering
Musketeer Enterprises Ltd. (1)	1,040,000	19.8%	1,040,000	7.9%
Dustin Henderson	1,200,000	22.8%	1,200,000	9.2%
Glen R. Watson	480,000	9.1%	480,000	3.7%

Malcolm J.A. Swallow	250,000	4.8%	250,000	1.9%
Swallow Services Ltd. [2]	450,000	8.6%	450,000	3.4%

(1) Musketeer Enterprises Ltd. is a non-reporting, British Columbia company the principal of which is Company President, Chief Executive Officer and director Glen Watson.

(2) Swallow Services Ltd. is a non-reporting, British Columbia company the principal of which is Company director Malcolm J.A. Swallow

12. DIRECTORS AND OFFICERS

12.1 Name, Address, Occupation and Security Holding

The following is a list of the directors, officers, promoters and other members of the management of the Company, their ages, municipalities of residence and current positions and offices with the Company, and their principal occupations during the five years preceding the date of this Prospectus.

Name, Age, Municipality of Residence and Office Held	Principal Occupation for the Past Five Years	Securities Held[1]	Date of becoming a Director
GLEN R. WATSON Age: 47 Delta, British Columbia, Canada President, Chief Executive Officer and Director	Self-employed consultant providing corporate communications services to publicly traded corporations through his wholly owned Company Muskateer Enterprises Ltd. since 1994.	1,520,000	August 17, 2004
DUSTIN HENDERSON [2] Age: 32 Vernon, British Columbia, Canada Chief Financial Officer, Director	Registered Representative for Mutual Fund Salesperson employed at Peak Investment Services Inc. since April, 2002; previously employed as Mutual Fund Salesperson with Reimer Financial Services 1996 – 2002.	1,200,000	October 15, 2004
MALCOLM J.A. SWALLOW [2] Age: 54 Langley, British Columbia, Canada Director	Professional Mining Engineer, President, Sydney Resource Corporation, a mining exploration company listed on the Exchange since February 2004; previously President and CEO of Canadian Zinc June 2000 – July 2003.	700,000	December 1, 2004
JAMES WILLIAM MORTON [2] Age: 56 North Vancouver, British Columbia, Canada Director	Professional Geologist, Vice-President Mincord Exploration Consultants Ltd. since 1987.	100,000	December 1, 2004
HEIDI CLAVEY Age: 39 Delta, British Columbia, Canada Corporate Secretary	Administrative Assistant for Gold Team Management June 2004 to present; previously Tenant Services Coordinator Canacemal Investments October 2002 – January 2004; prior to this time Ms. Clavey was travelling and attending courses.	100,000	October 15, 2004

(1) See "Options and Other Rights to Purchase Shares" under Item 8 ("Share Capital") herein for particulars of options held by each of the directors, officers, promoters and other members of the management of the Company.

(2) Member of the Audit Committee.

The directors and executive officers of the Company will own, as a group, directly and indirectly, or will have control or direction over, 3,620,000 common shares of the Company at the completion of the Offering, which will represent 21.97% of the Company's total issued and outstanding common share capital as of the completion of the Offering in the event the Maximum Offering is attained, and 27.6% of the Company's total issued and outstanding common share capital as of the completion of the Offering in the event only the Minimum Offering is attained (assuming that no securities of the Company are purchased by the directors and executive officers under the Offering, and before the exercise of any options or other rights to purchase securities of the Company).

12.2 Corporate Cease Trade Orders or Bankruptcies

Within the past ten years none of the directors, officers, promoters or other members of the management of the Company has been a director, officer or promoter of any other issuer that:

(a) was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty consecutive days; or

(b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

12.3 Penalties or Sanctions

No director or officer of the Company, nor any shareholder holding sufficient securities of the Company to affect materially the control of the Company, has:

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

12.4 Personal Bankruptcies

No director or officer of the Company, nor any shareholder holding sufficient securities of the Company to affect materially the control of the Company, nor any personal holding company of any such person has, within the ten years before the date of this Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

12.5 Conflicts of Interest

Some of the directors, officers, promoters and other members of the management of the Company are also directors, officers and/or promoters of other reporting and non-reporting issuers that are engaged in natural resource exploration and development. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company, notwithstanding that they are bound by the provisions of the *Business Corporations Act* (British Columbia) to act at all times in good faith in the interest of the Company and to disclose such conflicts to the Company if and when they arise. To the best of its knowledge, the Company is not aware of the existence of any conflicts of interest between the Company and any of its directors and officers as of the date of this Prospectus. Persons considering the purchase of securities pursuant to the Offering under this Prospectus must appreciate that they will be required to rely on the judgment and good faith of these persons in resolving any such conflicts of interest that may arise.

12.6 Management of Junior Issuers

The experience and relevant educational background of the Company's directors and officers is as follows:

Mr. Glen R. Watson, age 47, President of the Company, has been a corporate communications and marketing consultant since the early 1990's. He is experienced at marketing small, public companies and communicating their message to the investment community. In addition to his contracted marketing work, Mr. Watson has been a director of Lateegra Resources Ltd. Mr. Watson will devote sixty per cent of his time to the company and has a non-exclusive management contract with the Company.

Mr. Malcolm J.A. Swallow, age 54, Director of the Company, is a professional mining engineer with extensive experience with both underground and open pit mining. He is a graduate of the Royal School of Mines (London) and he is a registered Professional Engineer in British Columbia and a member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Swallow has over thirty years experience of mining operations and project management and will assist the Board in the economic evaluation of prospects, the development of future exploration and development plans of the Company's properties and of financing projects as appropriate. Mr. Swallow has been a director or officer of the following public companies: Sydney Resource Corporation, Canadian Zinc Corporation, Imperial Metals Corporation, Cross Lake Minerals Ltd. and Anglesey Mining PLC. Mr. Swallow will devote approximately twenty per cent of his time to the Company on a non-exclusive basis. There is no contract regarding his services in place and there is no non-competition agreement.

Mr. Dustin Henderson, age 32, a Director and Chief Financial Officer of the Company, will devote three per cent of his time to the Company. Although he has no prior public company experience, Mr. Henderson has a Bachelors of Business Administration with a concentration in finance. He has been a mutual funds salesperson for the past nine years. Mr. Henderson has completed Level 1 of the Chartered Financial Analyst course and is currently enrolled in Level 2. Mr. Henderson is not contracted to the Company and there is no non-competition agreement.

Mr. James William Morton, age 56, a Director of the Company, will devote ten per cent of his time to the Company. Mr. Morton is a Professional Geologist and member of Association of Professional Engineers and Geoscientists of British Columbia and has extensive public company and resource industry experience. He will aid the Board in the evaluation of new properties that are at the early exploration stage of development and work with the Company to plan appropriate exploration programs for these acquisitions. Mr. Morton has been employed as a professional geologist since 1991. Mr. Morton's public company experience includes numerous officer and director positions. Mr. Morton and the Company do not have a contract in place and there is no non-competition agreement.

Mrs. Heidi Clavey, age 39, Corporate Secretary of the Company, will devote five per cent of her time to the Company. Mrs. Clavey has held numerous administrative positions in the past five years and has a background in administration. She has no prior public company experience, is not contracted to the Company and there is no non-competition agreement.

12.7 Other Reporting Issuers

The following directors and officers of the Company have, within the past five years, been directors and/or officers of the following reporting issuers during the periods indicated:

Name	Reporting Issuer	Position Held	Period During Which Position Held
Glen R. Watson	Lateegra Resources Ltd.	Director	03/03 to 07/03
Malcolm J.A. Swallow	Sydney Resources Corp. Canadian Zinc Corp. Imperial Metals Corp. Cross Lake Minerals Ltd.	President, C.E.O. President, C.E.O. Vice-President, Operations Director	02/04 to present 06/00 to 07/03 02/94 to 06/00 01/97 to 12/03
James William Morton	Eastfield Resources Ltd. Wildrose Resources Ltd. Alexis Minerals Corp. Loomic Exploration Inc. MaxTech Ventures Inc.	President President Officer Director Director	03/86 to present 07/97 to present 12/99 to 10/03 02/02 to 03/04 03/05 to present

13. EXECUTIVE COMPENSATION

For the purposes of this Prospectus:

"CEO" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"CFO" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"executive officer" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

"Named Executive Officers" means:

(a) each CEO;

(b) each CFO;

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year.

The Company has had two Executive Officers during the period from the date of incorporation to March 31, 2005 being Company President and Chief Executive Officer Glen R. Watson and Company Director and Chief Financial Officer Dustin Henderson.

Summary Compensation Table

The compensation for the Executive Officers for the period from the date of incorporation to March 31, 2005 is disclosed in the following table:

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Period Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Glen R. Watson [(1)] President and Chief Executive Officer	03/31/05	35,000	nil	nil	300,000 incentive options exercisable at $0.25	nil	nil	nil
Dustin Henderson Chief Financial Officer	03/31/05	nil	nil	nil	100,000 incentive options exercisable at $0.25	nil	nil	nil

(1) Pursuant to a Management Agreement with Glen Watson, dated September 1, 2004, Mr. Watson receives the sum of $5,000 per month for providing management services to the Company. Payment of the fee for the three-month period ended July 31, 2005 was waived.

Long-Term Incentive Plan Awards

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of Common Shares issuable pursuant to options granted under the Plan will not exceed 10% of the number of issued shares of the Company at the time of the granting of options; provided that in the case of options granted under the Plan prior to the Common Shares of the Company commencing to trade on the TSX Venture Exchange, the aggregate number of Common Shares issuable pursuant to options granted under the Plan will not exceed 10% of the number of issued shares of the Company at the time its Common Shares commence to trade on the TSX Venture Exchange. The exercise price of options granted under the Plan will not be less than the "Discounted Market Price" of the Company's Common Shares as traded on the TSX Venture Exchange (as that term is defined in TSX Venture Exchange Policy 1.1), provided that the exercise price of options granted prior to the Common Shares of the Company commencing to trade on the TSX Venture Exchange will not be less than the price per share paid by public investors for Common Shares of the Company distributed under its initial public offering by way of a prospectus. See "Options to Purchase Securities" under Item 8 herein for particulars of the incentive stock options, which have been granted under the Plan.

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors under the Plan.

Incentive Stock Options Granted

The following table discloses individual grants of options to purchase or acquire common shares to the Company's Executive Officers, Officers and Directors during the period from the date of incorporation to March 31, 2005:

Name	Securities Under Options Granted (#)	% of Total Options Granted during the period ended March 31, 2005	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Glen R. Watson	300,000	38.7	0.25	0.25	5 years from the Listing Date
Malcolm J.A.Swallow	200,000	25.8	0.25	0.25	5 years from the Listing Date
Dustin Henderson	100,000	12.9	0.25	0.25	5 years from the Listing Date
James William Morton	50,000	6.4	0.25	0.25	5 years from the Listing Date
Heidi Clavey	25,000	3.2	0.25	0.25	5 years form the Listing Date

(1) The exercise price of these options is the price of the Units being offered hereunder. See "The Offering" under sub-Item 15.1 herein.

Aggregated Option Exercises and Financial Year-End Option Values

None of the Company's Executive Officers exercised any incentive stock options during the period ended March 31, 2005, nor was there any market for the Company's commo n shares as at March 31, 2005.

Proposed Compensation of Executive Officers

Pursuant to an agreement dated for reference September 1, 2004 between the Company and Company President and Chief Executive Officer, Glen R. Watson, the Company agreed to pay Mr. Watson the sum of $5,000 per month for his services as President and Chief Executive Officer of the Company. Payment of the fee for the three-month period ended July 31, 2005 was waived.

14. INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Company has been indebted to the Company since the date of incorporation to the date of this Prospectus.

15. PLAN OF DISTRIBUTION

15.1 Name of Agent

The Offering

The Company by its agent, Wolverton Securities Ltd., (the "Agent"), of #1700 – 777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1J5, hereby offers (the "Offering") to the public on a commercially reasonable efforts basis up to 1,600,000 Flow-through Shares and 3,200,000 Units at a price of $0.25 per Flow-through Share and Unit. The closing of the Offering (the "Closing") will be on a day determined by the Agent which will be on or before the earlier of the day which is 90 days from the date (the "Effective Date") a receipt for the final Prospectus is issued by the last of the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission (collectively, the "Securities Commissions") and 12 months after the date of issue by each of the Securities Commissions of a receipt for the Company's preliminary prospectus.

The Company has also granted the Agent an option (the "Over-Allotment Option") entitling it to solicit and accept subscriptions for up to an additional 720,000 Units from treasury (being 15% of the maximum Offering) at a price of $0.25 per Unit. The number of Units subject to the Over-Allotment Option will be determined at the Closing. The Over-Allotment Option may be exercised until the Closing. The Over-Allotment Option, together with any Common Shares and Warrants issued on the exercise of the Over-Allotment Option, are qualified for distribution under this Prospectus. The Agent will be paid a commission of 8% of the gross proceeds from the sale of any Units pursuant to the exercise of the Over-Allotment Option.

The Offering is subject to a Minimum Offering of 1,280,000 Flow-through Shares and 2,560,000 Units ($960,000). In the event this Minimum Offering is not attained within the prescribed offering period, all funds raised hereunder will be retained by the Agent and refunded to investors in full without interest or deduction.

Appointment of Agent

The Company, by an agreement dated for reference June 24, 2005 (the "Agency Agreement"), appointed the Agent as its agent to offer, on a commercially reasonable efforts basis, the Flow-through Shares and the Units in the Provinces of British Columbia, Alberta and Ontario. Following the Effective Date, the Company and the Agent will set the date for the Closing. The Company will receive the net proceeds of the Offering at the Closing.

The Agent reserves the right to offer selling group participation, in the normal course of the brokerage business, to selling groups of other licensed broker-dealers, brokers and investment dealers, who may or may not be offered part of the commissions or Agent's Series "A" or Series "B" Options derived from this Offering.

Consideration to Agent

The Agents will receive a commission of 8% of the gross amount raised in the Offering, payable in cash from the proceeds of the sale of the Units. In addition, the Agents will receive an option (the "Agent's Series A Option") to purchase that number of Units as is equal to 10% of the aggregate number of Units sold pursuant to the Offering (the "Agent's Units"). The Agent's Series A Option is exercisable for a period of one year from closing at a price of $0.25 per Agent's Unit. Each Agent's Unit will consist of one common share (the "Agent's Share") and one warrant (the "Agent's Warrant"). One Agent's Warrant will entitle the Agent to purchase one additional common share of the Company (the "Agent's Warrant Share") at a price of $0.40 per Agent's Warrant Share. The right to purchase Agent's Warrant Shares under the Agent's Warrant may be exercised at any time up to the close of business one year from the date of issue of the Agent's Series A Option under which the Agent's Warrant was issued. The Agent will also receive an option (the "Agent's Series B Option") to purchase that number of common shares ("Agent's Series B Option Shares") as is equal to 10% of the Flow-through Shares sold pursuant to the Offering. Each Agent's Series B Option will entitle the Agent to purchase one Agent's Series B Option Share at a price of $0.25 per Agent's Series B Option Share at any time up to the close of business one year from the date of issuance of the Agent's Series B Option. This prospectus also qualifies for distribution the Agent's Series A Option and the Agent's Series B Option.

The Agent will also receive a corporate finance fee of $30,000 (plus GST) of which $15,000 (plus GST) has been paid as a non-refundable amount and the balance is to be paid in cash from the proceeds of the sale of the Units. Also, the Company has paid the Agent $12,000 to offset the Agent's out-of-pocket expenses in connection with the Offering.

The Agent's Options will contain, among other things, anti-dilution provisions and provision for appropriate adjustment of the class, number and price of shares issuable pursuant to any exercise thereof upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the shares of the Company or the payment of stock dividends.

The Company has also granted the Agent a right of first refusal for a period of six months from the date of Closing to act as agent with respect to any future equity offering of securities of the Company.

There are no other payments in cash, securities or other consideration being made, or to be made, to a promoter, finder or any other person or company in connection with the Offering.

Market Out Rights

The obligations of the Agent under the Agency Agreement may be terminated at any time before the Closing at the Agent's discretion on the basis of its assessment of the state of the financial markets, and may also be terminated at any time upon the occurrence of certain stated events.

15.2 Minimum Offering

The Offering hereunder is subject to a Minimum Offering of 1,280,000 Flow-through Shares and 2,560,000 Units ($960,000) offered for sale hereunder being sold. The distribution will not continue for a period of more than 90 days after the date of the receipt for this Prospectus if subscriptions representing this Minimum Offering are not obtained within that period unless agreed to by the Agent and the Company and consented to by the relevant securities commissions. Funds received from subscriptions will be held by the Agent until Closing occurs or the Offering is terminated.

15.3 Listing Application

The TSX Venture Exchange has conditionally approved the listing of the Flow-through Shares, Common Shares, Warrant Shares, Agent's Shares, Agent's Warrant Shares and Agent's Series B Option Shares on the Exchange. Listing will be subject to the Company fulfilling all the listing requirements of the Exchange.

15.4 Determination of Price

The price of the securities offered hereunder was determined by negotiation between the Company and the Agent.

16. RISK FACTORS

The securities offered by this Prospectus must be considered highly speculative, due to the nature of the Company's business, and the other risk factors noted in this Prospectus. In addition to information presented elsewhere in this Prospectus, investors should carefully consider the following risk factors when evaluating an investment in securities of the Company.

Exploration and Mining Risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company's properties have a known body of ore. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability of the Company to obtain suitable machinery, equipment or labour are all risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required in order to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore or to produce saleable products and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial mining operations or that funds required for development can be obtained on a timely basis. The economics of developing mining properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in the prices of commodities which can be obtained on the metal markets, costs of processing equipment and such other factors as aboriginal land claims and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There is no certainty that the expenditures to be made by the Company in the exploration and development of the interests described herein will result in discoveries of commercial quantities of ore.

Unallocated Funds

A portion of the funds which will be available to the Company upon the completion of the Offering, have not been allocated for specific purposes. In respect of such unallocated funds, investors will be relying on the experience and judgment of management of the Company to invest such funds prudently. Should the results of exploration to be conducted by the Company on its properties as disclosed in this Prospectus not warrant further exploration, the Company will be required to obtain a geological report and approval from the TSX Venture Exchange before allocating funds to other properties.

Market Risks

The marketability of natural resources, which may be acquired or discovered by the Company, will be affected by numerous factors that are beyond the control of the Company. These factors include market fluctuations in the price of minerals, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but any one or a combination of these factors could result in the Company not receiving an adequate return for shareholders.

Uninsurable Risks

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations, rock bursts, cave-ins, fires, flooding or other conditions may occur from time to time. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

No Assurance of Title or Boundaries

The Company has obtained title opinions with respect to its Howell and Crowsnest properties, each situated in the Fort Steele Mining District of British Columbia. Such title opinions are necessarily subject to many qualifications and they should not be construed as guarantees of title.

In addition, the Company's properties consist of recorded mineral claims, most of which have not been surveyed, and therefore, the precise boundaries and locations of such claims may be in doubt and may be challenged. The Company's properties may also be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

No Market for Securities

There is no established market for the Common Shares of the Company and no assurance that one will develop. The Warrants are non-transferable and cannot be traded.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Corporate laws require the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict position will be obligated to disclose his interest. In determining whether or not the Company will participate in a project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Government Regulation

The Company's operations are subject to government legislation, policies and controls relating to prospecting, land use, trade, environmental protection, taxation, rates of exchange, return of capital and labour relations.

Although the Company attempts to carry out its exploration activities in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company's operations. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent enforcement of such laws and regulations could have a substantial adverse impact on the financial results of the Company or impair development of exploration and development properties.

Environmental Regulation

The Company's activities are subject to environmental regulations enacted by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as leakage from tailings disposal and waste rock storage areas or underground workings which would result in environmental pollution. A breach of such legislation may result in the imposition on the Company of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which has led to stricter standards and enforcement and greater fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of importance for companies and directors, officers and employees of companies. The cost of compliance with government regulations may increase the cost of the Company's operations.

Competition

The exploration and mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition and exploration of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified management and employees. Because of the Company's limited financial resources and technical facilities, it could be at a competitive disadvantage in its negotiations in respect of these matters.

Management

The success of the Company depends to a large extent on its ability to retain the services of its senior management and members of its board of directors. The loss of their services may have a material, adverse effect on the Company's financial position.

The Company has no compensatory plans or arrangements in effect with any of its senior officers or members of its board of directors with respect to the resignation, retirement or other termination of their services, or with respect to a change in their responsibilities following a change in the control of the Company.

Lack of Cash Flow and Financing Risks

The Company has no source of operating cash flow, limited financial resources, and has no assurance that additional funding will be available to it for further exploration and development of its properties or to fulfil its obligations under any applicable agreements. Failure to obtain such additional funding could result in delay or indefinite postponement of further exploration and development of the Company's properties and the possible loss of title to such properties. If such additional funding is raised, it will likely be through the issuance of additional equity securities of the Company, which may have a substantial dilutive effect on shareholders acquiring securities of the Company pursuant to this Prospectus.

Permits and Licences

The Company's operations may require licences and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licences and permits that may be required to carry out exploration. development and mining operations on the Company's properties.

Shares to be held upon completion of the Offering

In the event the Maximum Offering is attained, the securities offered hereunder (excluding any securities acquired by directors or employees from the exercise of share purchase options) will represent 47.7% of the outstanding shares of the Company on completion of the Offering. as compared to 36% issued to promoters. insiders. holders of performance shares or escrowed securities and agents as a group for cash. property and services (assuming no further purchases by such persons under the Offering).

In the event only the Minimum Offering is attained. the securities offered hereunder (excluding any securities acquired by directors or employees from the exercise of share purchase options) will represent 42.2% of the outstanding shares of the Company on completion of the Offering, as compared to 39.9% issued to promoters, insiders, holders of performance shares or escrowed securities and agents as a group for cash, property and services (assuming no further purchases by such persons under the Offering).

Dilution

In the event the Maximum Offering is attained and prior to the exercise of any outstanding share purchase options or Warrants, the Company will have a net tangible book value of $0.018 per Common Share as of March 31, 2005. In such event, purchasers of Flow-through Shares and Units will experience an immediate and substantial dilution of $0.138 per share (55.2%) in the net tangible book value of their investment.

In the event only the Minimum Offering is attained and prior to the exercise of any outstanding share options or Warrants, the Company will have a net tangible book value of $0.018 Common Share as of March 31, 2005. In such event, purchasers of Units will experience an immediate and substantial dilution of $0.151 share (60.2%) in the net tangible book value of their investment.

Dividends

The Company has not paid dividends in the past. Any decision to pay dividends on its shares in the future will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the board of directors of the Company may consider appropriate in the circumstances.

The Company may not incur sufficient expenditures which qualify for tax deduction

The Company will use its best efforts to ensure that expenditures it incurs qualify as Canadian exploration expenses within the meaning of the *Income Tax Act* (Canada) and are eligible for deduction by purchasers of Flow-through Shares. However, the application and interpretation of the *Income Tax Act* are in some instances uncertain, and the expenditures incurred by the Company may not qualify as Canadian exploration expenses. The potential result is that purchasers of Flow-through Shares may not receive the tax benefit of being able to deduct expenditures incurred by the Company. In addition, income tax laws are subject to change and there is no assurance that income tax laws will not be changed in a manner which will fundamentally alter the tax consequences to parties holding or disposing of the Flow-through Shares.

The total amount of exploration and drilling work included in the programs which the Company presently plans to conduct is approximately $488,750, which is in excess of the gross proceeds of $400,000 that the Company will receive from the Flow-through Shares if the maximum Offering is subscribed.

17. PROMOTERS

The Promoter of the Company is Glen R. Watson, its President and Chief Executive Officer, who holds, directly and indirectly, 1,520,000 common shares of the Company as of the date of this Prospectus, representing 28.7% of the 5,295,000 common shares of the Company issued and outstanding as of that date.

See "Interest of Management and Others in Material Transactions" under Item 19 herein for particulars of the Company's material transactions in which Mr. Watson has been directly or indirectly involved.

18. LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings, nor are any legal proceedings that are in any way material to the business and affairs of the Company contemplated.

19. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since its incorporation, on August 17, 2004, through March 31, 2005, the following directors and executive officers of the Company and their respective associates or affiliates have been involved in the following material transactions with the Company:

(a) By agreement dated September 1, 2004, the Company agreed to pay Company President and Chief Executive Officer Glen Watson the sum of $5,000 per month in consideration of his undertaking the duties and exercising the powers as President and Chief Executive Officer of the Company.

(b) Glen R. Watson received 300,000 Shares which were issued at a price of $0.05 per Share pursuant to his Management Services Contract with the Company. See Item 9 "Prior Sales" herein.

(c) James William Morton is a Director of Eastfield Resources Ltd. which has optioned the Howell Property and the Crowsnest Property to the Company. Mr. Morton was appointed to the Board of Directors of the Company subsequent to the date of these agreements. In the event that a dispute arises between Eastfield and the Company with respect to the Howell Property or the Crowsnest Property, Mr. Morton would be required to refrain from voting on issues in which a conflict of interest exists.

(d) All of the Directors of the Company have been granted Incentive Stock Options. See "Executive *Compensation*" – "*Incentive Stock Options Granted*" *Item 13 herein.*

20. RELATIONSHIP BETWEEN COMPANY AND AGENT

The Company is not a related party or a connected party to the Agent.

21. AUDITORS, TRANSFER AGENTS AND REGISTRARS

21.1 Auditors

The auditors of the Company are Morgan & Company, Chartered Accountants, of Suite 1488 – 70υ West Georgia Street, Vancouver, B.C. V7Y 1A1.

21.2 Transfer Agent and Registrar

The transfer agent and registrar for the Company's shares is Pacific Corporate Trust Company, of 10th Floor-625 Howe Street, Vancouver, British Columbia, V6C 3B8.

22. MATERIAL CONTRACTS

22.1 Particulars of Material Contracts

The following are the material contracts to which the Company is a party:

(a) Agency Agreement with Wolverton Securities Ltd., dated for reference June 24, 2005 (Item 15 herein).

(b) Agreement with Glen Watson dated September 1, 2004 relating to the provision of executive services (Item 3 herein).

(c) Accounting Services Agreement dated September 1, 2004 with Greg Amor, C.A., relating to the provision of bookkeeping, accounting, financial statement preparation and statutory and regulatory filing reporting requirements.

(d) Option Agreement dated for reference August 17, 2004 with Eastfield Resources Ltd. covering the Company's interest in the Howell Property (Item 3 herein).

(e) Option Agreement dated for reference August 17, 2004 with Eastfield Resources Ltd. covering the Crowsnest Property (Item 3 herein).

(f) Incentive Stock Option Plan dated October 15, 2004 (Item 8 herein).

(g) Escrow Agreement with Pacific Corporate Trust Company and the holders of 3,620,000 common shares dated March 31, 2005 (Item 10 herein).

(h) Transfer Agency Agreement with Pacific Corporate Trust Company dated March 31, 2005 (Item 21 herein).

(i) Incentive Stock Option Agreements with directors all dated March 31, 2005.

22.2 Inspection of Material Contracts and Reports

Copies of all the material contracts and reports referred to in this Prospectus may be inspected at the registered office of the Company, Suite 1710-1177 West Hastings Street, Vancouver, British Columbia during normal business hours during the distribution of the securities offered hereunder, and for a period of 30 days thereafter, as well as on the SEDAR website at www.sedar.com upon the Effective Date of this Prospectus.

23. EXPERTS

23.1 Opinions

Thorsteinssons, Tax Lawyers, of Vancouver, British Columbia, has provided a tax opinion in respect of the Flow-through Shares and Units.

23.2 Interest of Experts

P.H. Cowdery, the author of each of the Technical Reports on the Howell Property and the Crowsnest Property has no interest in any of the Company's properties or in any securities of the Company, nor does he expect to receive or acquire any such interests or securities.

Thorsteinssons, a law firm which has provided information contained under the heading, "Canadian Income Tax Consequences" has no interest in any of the Company's properties or in any securities of the Company, nor does it expect to receive or acquire any such interests or securities.

24. OTHER MATERIAL FACTS

There are no other material facts relating to the Company or the securities offered hereunder that are not elsewhere disclosed herein.

25. PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in the Provinces of British Columbia, Alberta and Ontario provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. The securities legislation of British Columbia, Alberta and Ontario further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of British Columbia, Alberta and Ontario. The purchaser should refer to any applicable provisions of the securities legislation of British Columbia. Alberta and Ontario for the particulars of these rights or consult with a legal adviser.

SCHEDULE "A" TO THE
PROSPECTUS OF
LA QUINTA RESOURCES CORPORATION
DATED AUGUST 23, 2005

FLOW-THROUGH SHARE AGREEMENT

THIS AGREEMENT dated for reference ≤, 2005.

BETWEEN

THE PERSONS LISTED AS PURCHASERS IN APPENDIX I TO THIS AGREEMENT

(the "Purchasers");

AND

LA QUINTA RESOURCES CORPORATION, 1400 - 400 Burrard Street, Vancouver, British Columbia, V6C 3G2

(the "Issuer").

WHEREAS each of the Purchasers has agreed to purchase, and the Issuer has agreed to sell, the number of flow-through shares (the "Flow-Through Shares") set forth across from the Purchaser's name on Appendix I to this Agreement;

THEREFORE, upon payment for the Flow-Through Shares by the Purchasers, and execution of this agreement by Wolverton Securities Ltd, as agent for the Purchasers and by the Issuer, the Purchasers and the Issuer hereby irrevocably agree to be bound by the terms and conditions set forth in Appendix II to this Agreement with respect to the Flow-Through Shares.

EXECUTED by Wolverton Securities Ltd, as agent for the Purchasers, this _____ day of ________________, 200__.

WOLVERTON SECURITIES LTD.

Per: ___________________________________

Authorized Signatory

EXECUTED by the Issuer this _____ day of ______________________, 20__

LA QUINTA RESOURCES CORPORATION

Per: ___________________________________

Authorized Signatory

APPENDIX I
TO THE FLOW-THROUGH
SHARE AGREEMENT

Name of Purchaser	Address and Telephone Number of Purchaser	Number of Flow-Through Shares Purchased	Social Insurance Number (If Purchaser is an Individual)

APPENDIX II
TO THE FLOW-THROUGH
SHARES AGREEMENT

TERMS AND CONDITIONS GOVERNING
FLOW-THROUGH SHARES

WHEREAS:

A. La Quinta Resources Corporation (the "Issuer") will be, on closing of its initial public offering as contemplated under the Prospectus, listed on the Exchange and subject to the regulatory jurisdiction of the Exchange and the Commissions;

B. The Issuer has certain interests in natural resource properties situated in Canada (collectively, the "Property");

C. The Issuer is a "principal-business corporation" as that phrase is defined in subsection 66(15) of the *Income Tax Act* of Canada (the "ITA");

D. It is the intention of the Issuer, either alone or in conjunction with others, to carry out or participate in an exploration program on the Property for the purpose of determining the existence, location, extent and quality of the mineral resources located thereon (the "Exploration Program");

E. The expenses incurred in performing the Exploration Program will:

(a) qualify as:

(i) "Canadian exploration expense" as described in paragraph (f) of the definition thereof in subsection 66.1(6) of the ITA (other than expenditures which constitute "Canadian exploration and development overhead expense" ("CEDOE") as prescribed for the purposes of paragraph 66(12.6)(b) of the ITA and seismic expenses specified in paragraph 66(12.6)(b.1) of the ITA);

(ii) "flow-through mining expenditures" for the purposes of subsection 127(9) of the ITA (the "FTME Tax Credit"), to the extent such expenses are incurred (or deemed to be incurred) before 2006 or, if applicable, the last day of any period of time thereafter which may in future be allowed by the Canadian income tax authorities as the period on or before which the Issuer may incur such expenditures so as to allow a Purchaser to claim an FTME Tax Credit (the "FTME Deadline"); and

(iii) "BC flow-through mining expenditures" for the purposes of an individual Purchaser qualified to claim a 20% BC mining flow-through share tax credit pursuant to subsections 4.721(2) and (3) of the *Income Tax Act* (British Columbia), to the extent such expenses are incurred before the FTME Deadline or the last day of such shorter or longer period of time which may in future be allowed by the British Columbia income tax authorities as the period on or before which the Issuer may incur such expenditures so as to allow an individual Purchaser to claim a BC mining flow-through share tax credit (the "FTME BC

Deadline"), all of which expenditures the Issuer will incur in respect of mining exploration activity all or substantially all of which is conducted in British Columbia for the purpose of determining the existence, location, extent or quality of a mineral resource (as that phrase is referred to in paragraph (a) of the definition of "flow-through mining expenditure" in section 127(9) of the ITA) in British Columbia; and

(b) to the extent such expenses are incurred before the FTME Deadline and the FTME BC Deadline, be incurred by conducting mining exploration activities from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a mineral resource described in paragraph (a) or (d) of the definition of "mineral resource" in subsection 248(1) of the ITA which in paragraph (a) of the definition is a base or precious metal deposit, or a mineral deposit in respect of which:

(i) the federal Minister of Natural Resources has certified that the principal mineral extracted is an industrial mineral contained in a non-bedded deposit,

(ii) the principal mineral extracted is ammonite gemstone, calcium chloride, diamond, gypsum, halite, kaolin or sylvite, or

(iii) the principal mineral extracted is silica that is extracted from sandstone or quartzite;

and which is not an expense in respect of:

(iv) trenching, if one of the purposes of the trenching is to carry out preliminary sampling (other than Specified Sampling),

(v) digging test pits (other than digging test pits for the purpose of carrying out Specified Sampling), and

(vi) preliminary sampling (other than Specified Sampling)

which qualifying expenses are hereinafter referred to as "Qualifying Expenses";

F. Certain persons (individually, the "Purchaser") have agreed to fund, in part, the Exploration Program by purchasing Flow-Through Shares in accordance with the terms of this Agreement; and

G. The Issuer has agreed to apply the Flow-Through Funds to carry out the Exploration Program and to renounce the Qualifying Expenses associated therewith to the Purchaser in accordance with the terms of this Appendix.

1. DEFINITIONS

In this Appendix, the following words have the following meanings unless otherwise indicated:

(a) "Agent" means Wolverton Securities Ltd. or one of its sub-agents;

(b) "Agreement" means the agreement between the Issuer and the Purchaser dated for reference ✍, 2005 pursuant to which they irrevocably agreed to be bound by the terms and conditions set forth in this Appendix and, for greater certainty, includes this Appendix;

(c) "Appendix" means this Appendix II;

(d) "CRA" has the meaning set out in the provisions under the heading ISSUER TO FILE PRESCRIBED FORM IN RESPECT OF RENUNCIATIONS WITH THE CANADA REVENUE AGENCY below;

(e) "CEDOE" has the meaning set forth in recital E above;

(f) "Closing" means the completion of the sale and purchase of the Flow-Through Shares;

(g) "Closing Year" means the calendar year in which the Closing takes place;

(h) "Commissions" means the British Columbia Securities Commission, the Alberta Securities Commission and Ontario Securities Commission;

(i) "Exchange" means the TSX Venture Exchange;

(j) "Exploration Account" has the meaning set out in the provisions under the heading FLOW-THROUGH SHARES below;

(k) "Exploration Program" has the meaning set forth in recital D above;

(l) "Flow-Through Funds" means $0.25 per Flow-Through Share;

(m) "Flow-Through Shares" means the previously unissued common shares of the Issuer that constitute "flow-through shares" as defined in subsection 66(15) of the ITA and having the special "flow-through" features described in this Appendix and in the Prospectus, which Flow-Through Shares are to be listed on the Exchange;

(n) "ITA" has the meaning set forth in recital C above;

(o) "Notice Requirement" has the meaning set out in the provisions under the heading SCHEDULE FOR INCURRING QUALIFYING EXPENSES below;

(p) "Property" has the meaning set forth in recital B above;

(q) "Purchaser" has the meaning set forth in recital F above;

(r) "Qualifying Expenses" has the meaning set forth in recital E above;

(s) "Prospectus" means the prospectus of the Issuer dated August 23, 2005; and

(t) "Specified Sampling" means the collecting and testing of samples in respect of a "mineral resource" (as that phrase is defined in the ITA) except that specified sampling does not include

(i) the collecting or testing of a sample that, at the time the sample is collected, weighs more than 15 tonnes, and

(ii) the collecting or testing of a sample collected at any time in a calendar year in respect of any one "mineral resource" if the total weight of all such samples collected (by the Issuer, any partnership of which it is a member or any combination of the Issuer and any such partnership) in the period in the calendar year that is before that time (other than samples each of which weighs less than one tonne) exceeds 1,000 tonnes.

2. FLOW-THROUGH SHARES

Following receipt by the Issuer of the Flow-Through Funds from the Purchaser and on acceptance of this Agreement by the Issuer, the Issuer will:

(a) deposit the Flow-Through Funds in a bank account (the "Exploration Account") established by the Issuer for the purpose of financing the Exploration Program; and

(b) issue to the Purchaser the number of Flow-Through Shares subscribed and paid for by the Purchaser.

3. ADDITIONAL PURCHASERS TO PARTICIPATE IN THE PROGRAM

The Purchaser acknowledges that the Issuer has entered into and will be entering into agreements similar to the Agreement with other persons in respect of Flow-Through Shares. Such agreements will be made and be dated for reference the same date as the Agreement. Any Flow-Through Funds paid to the Issuer pursuant to the terms of such agreements will also be deposited in the Exploration Account. If the Issuer, however, sells rights to acquire, or issues, "flow-through" common shares pursuant to private placements or pursuant to other public offerings, any subscription funds received from such private placements or public offerings will be deposited into a bank account separate from the Exploration Account and will not be commingled with the funds deposited in the Exploration Account, it being the intention of the Issuer that a separate subscriber's Exploration Account be established for each such private placement or public offering. The Issuer will expend each subscriber's Exploration Account in the order of:

(a) the reference date of any private placement "flow-through" subscription agreements entered into for such private placements; and

(b) the date of closing of such public offerings,

such that the subscription funds from the oldest "flow-through" financing will always be spent first and renunciation made in respect of such expenditures before any renunciations are made in respect of any Qualifying Expenses that are financed from subsequent "flow-through" financings.

4. APPLICATION OF EXPLORATION ACCOUNT

Subject to the Issuer's right to revise the Exploration Program as provided in the provisions under the heading REVISION OF EXPLORATION PROGRAM below, the Issuer will apply the Flow-Through Funds deposited in the Exploration Account exclusively for the purpose of performing the Exploration Program and the Issuer will only apply such funds to incur expenditures which are Qualifying Expenses.

5. ACCRUED INTEREST ON EXPLORATION ACCOUNT

The Purchaser acknowledges that any interest accruing on Flow-Through Funds in the Exploration Account will accrue to the sole benefit of the Issuer and may be applied by the Issuer for general corporate purposes.

6. SCHEDULE FOR INCURRING QUALIFYING EXPENSES

6.1 Unless the Purchaser gives notice to the Issuer or the Issuer gives notice to the Purchaser to the contrary (the "Notice Requirement") during the period of time described in paragraphs (a) or (b) of the second section under this heading SCHEDULE FOR INCURRING QUALIFYING EXPENSES, for the purposes of this Agreement the Purchaser will be deemed to be dealing with the Issuer at "arm's length", as that term is used in the ITA.

6.2 The Issuer will expend as much of the Flow-Through Funds in the Exploration Account as is commercially reasonable between the date the Agreement is entered into and:

(a) the end of the year after the Closing Year, if the Notice Requirement has not been fulfilled prior to December 31 of the Closing Year; or

(b) December 31 of the Closing Year, if the Notice Requirement has been fulfilled prior to December 31 of the Closing Year and, thereafter, until the end of the year after the Closing Year.

6.3 The Issuer will expend the Flow-Through Funds in the Exploration Account on or before the last day of the twenty-fourth month after the end of the month that includes the date this Agreement was entered into as described under the heading ISSUER'S ACCEPTANCE below.

7. ISSUER TO RENOUNCE QUALIFYING EXPENSES IN FAVOUR OF PURCHASER

7.1 Subject to the provisions of the second and third sections under this heading ISSUER TO RENOUNCE QUALIFYING EXPENSES IN FAVOUR OF PURCHASER, the Issuer will, within the times set out below and in accordance with the provisions of subsections 66(12.6) and 66(12.66) of the ITA, take all necessary steps to renounce in favour of the Purchaser, the amount of Qualifying Expenses incurred by it using the Flow-Through Funds in the Exploration Account under the Exploration Program during the periods specified below less the amount, if any, of the assistance, as that latter term is defined in subsection 66(15) of the ITA, that the Issuer received or may reasonably be expected to receive in respect of such Qualifying Expenses:

(a) on or after March 15 and before March 31 of the year following the Closing Year, if the Purchaser has paid the price in money for Flow-Through Shares in the Closing Year the Issuer will renounce, effective December 31 of the Closing Year, Qualifying Expenses it has incurred between the date of Closing and the end of February of the year following the Closing Year;

(b) on or after March 15 and before March 31 of the year following the Closing Year, if the Purchaser has paid the price in money for Flow-Through Shares in the Closing Year the Issuer will renounce, effective December 31 of the Closing Year, Qualifying Expenses it has incurred or plans to incur between March 1 and December 31 of the year following the Closing Year; and

(c) with respect to Qualifying Expenses which are not renounced in accordance with paragraphs (a) or (b) immediately above, the Issuer will renounce those expenditures effective as of the earliest possible calendar year and, in any event, before March of the calendar year following the date which is 24 months after the end of the month that includes the date this Agreement was entered into as described under the heading ISSUER'S ACCEPTANCE below.

7.2 Should the Notice Requirement be fulfilled prior to March 15 of the year after the Closing Year, the term "February of the year following" will be deleted from paragraph (a) in the preceding section, the provisions of paragraph (b) in the preceding section will be deleted, paragraph (c) will become paragraph (b) and the term "paragraphs (a) or (b)" therein will be replaced with "paragraph (a)".

7.3 The aggregate Qualifying Expenses renounced to the Purchaser will not be less than nor exceed the aggregate consideration paid by the Purchaser for Flow-Through Shares.

7.4 The Purchaser acknowledges that if the Issuer renounces Qualifying Expenses pursuant to paragraph (b) of the first section under this heading ISSUER TO RENOUNCE QUALIFYING EXPENSES IN FAVOUR OF PURCHASER and does not incur all or part of the Qualifying Expenses which it planned to incur during the period specified therein, the Issuer will be required to reduce the amount of Qualifying Expenses renounced pursuant to that paragraph and, as a result, the Purchaser:

(a) may be subject to increased income tax liabilities for the year in respect of which the excess renunciation was made; and

(b) may be required to file appropriate amendments to the Purchaser's income tax return for that and other years.

8. ISSUER TO FILE PRESCRIBED FORM IN RESPECT OF RENUNCIATIONS WITH THE CANADA REVENUE AGENCY

The Issuer will file, in respect of each renunciation made pursuant to this Agreement, before the last day of the month following the date of making such renunciation, such information returns with the Canada Revenue Agency ("CRA") as are prescribed by subsection 66(12.7) of the ITA and will send concurrently a copy of such information returns to the Purchaser.

9. ISSUER TO FILE COPY OF AGREEMENT WITH CANADA REVENUE AGENCY

The Issuer will file, together with a copy of the Prospectus (or other selling instrument) or the Agreement, the prescribed form referred to in subsection 66(12.68) of the ITA with the CRA on or before the last day of the month following the earlier of:

(a) the month in which the Issuer's acceptance under the provisions under the heading ISSUER'S ACCEPTANCE below occurs; and

(b) the month in which the Prospectus (or other selling instrument) is first delivered to a potential investor.

10. ISSUER TO FILE PART XII.6 RETURN WITH THE CANADA REVENUE AGENCY

The Issuer will file with the CRA, before March of the year following a particular year, any return required to be filed under Part XII.6 of the ITA in respect of the particular year, and will pay any tax or other amount owing in respect of that return on a timely basis. Any amounts paid in respect of such tax amount will not be paid from the Exploration Account.

11. ISSUER TO FILE PRESCRIBED FORM WITH THE CANADA REVENUE AGENCY IN RESPECT OF EXCESS

Where an amount that the Issuer has purported to renounce to the Purchaser effective December 31 of the Closing Year pursuant to paragraph (a) or (b) of the first section under the heading ISSUER TO RENOUNCE QUALIFYING EXPENSES IN FAVOUR OF PURCHASER (otherwise than as amended pursuant to the second section under that heading) exceeds the amount that it can renounce on that effective date because it did not actually incur Qualifying Expenses within the period of time specified in that paragraph, and at the end of the year following the Closing Year the Issuer knew or ought to have known of all or part of such excess renunciation, the Issuer will file a statement with the CRA in prescribed form before March of the second year following the Closing Year, all as required by subsection 66(12.73) of the ITA. A copy of such statement will be sent concurrently to the Purchaser.

12. WARRANTIES

12.1 The Purchaser acknowledges, represents, warrants and covenants to and with the Issuer that, as at the effective date of the Prospectus and at the Closing:

(a) the Purchaser is at arm's length (as that term is used in the ITA) with the Issuer and, notwithstanding the fulfilment or non-fulfilment of the Notice Requirement, the Purchaser acknowledges that if at any time during the year following the Closing Year, the Purchaser is not at arm's length with the Issuer and the Issuer renounces Qualifying Expenses it incurs or plans to incur pursuant to paragraph (a) or (b) of the first section under the heading ISSUER TO RENOUNCE QUALIFYING EXPENSES IN FAVOUR OF PURCHASER (otherwise than as amended pursuant to the second section under that heading) above, notwithstanding the provisions of those paragraphs, the renunciation will not be effective December 31 of the Closing Year and, as a result, the Purchaser:

(i) may be subject to increased income tax liabilities for the Closing Year; and

(ii) may be required to file appropriate amendments to the Purchaser's income tax return for the Closing Year and other years; and

(b) if:

(i) the Issuer has not accepted the subscription by the Purchaser for Flow-Through Shares pursuant to the provisions under the heading ISSUER'S ACCEPTANCE below, or

(ii) the Purchaser has not paid in money the Flow-Through Funds to the Issuer,

on or before December 31 of a particular year, the Purchaser will not be entitled to have any Qualifying Expenses which are incurred after the particular year renounced to the Purchaser effective December 31 of the particular year, pursuant to the first section under the heading ISSUER TO RENOUNCE QUALIFYING EXPENSES IN FAVOUR OF PURCHASER above (otherwise than as amended pursuant to the second section under that heading) and, as a result, the Purchaser:

(iii) may be subject to increased tax liabilities for the particular year; and

(iv) may be required to file appropriate amendments to the Purchaser's income tax return for the particular year and other years,

and the Purchaser agrees that the above acknowledgements, representations, warranties and covenants in this subsection will be true and correct both as of the Purchaser's execution of the Agreement and as of the Closing.

12.2 The Issuer represents, warrants and covenants that, as of the effective date of the Prospectus and at the Closing:

(a) the Issuer is, and at all material times will remain, a "principal-business corporation" within the meaning prescribed by subsection 66(15) of the ITA;

(b) the Flow-Through Shares will qualify as "flow-through shares" as defined in subsection 66(15) of the ITA and in particular will not be prescribed shares as defined in section 6202.1 of the regulations to the ITA;

(c) if the Issuer amalgamates or otherwise merges with any one or more companies, any shares issued to or held by the Purchaser as a replacement for Flow-Through Shares as a result of such amalgamation or merger will qualify, whether by virtue of subsection 87(4.4) of the ITA or otherwise, as "flow-through" shares as described in subsection 66(15) of the ITA and in particular will not be prescribed shares as defined in section 6202.1 of the regulations to the ITA; and

(d) the Issuer will incur expenses which are Qualifying Expenses in an amount which equals the gross proceeds derived from the sale of Flow-Through Shares to the

Purchaser, renounce that amount to the Purchaser and otherwise comply with its obligations as set forth in this Appendix,

and the Issuer agrees that the above representations, warranties and covenants in this subsection will be true and correct both as of the Issuer's execution of the Agreement and as of the Effective Date.

13. NO RENUNCIATION TO THIRD PARTIES, AND ALLOCATION OF RENOUNCED AMOUNTS

The Issuer will not renounce any Qualifying Expenses in respect of its Exploration Program in favour of any person other than the Purchaser and the other purchasers who purchase Flow-Through Shares. For the purpose of determining the extent to which the Flow-Through Funds received by the Issuer from the Purchaser have been the subject of renunciation under the ITA, the total amount expended from the Exploration Account on Qualifying Expenses will be allocated among the Purchaser and the other purchasers who purchase Flow-Through Shares, on a basis *pro rata* to the relative amounts of their respective contributions of flow-through funds, as described in the provisions under the heading ALLOCATION OF SUBSCRIPTION PRICE, and as set forth in the information returns required by subsection 66(12.7) of the ITA.

14. ISSUER NOT TO CLAIM A DEDUCTION OR CREDIT IN RESPECT OF RENOUNCED QUALIFYING EXPENSES

The Issuer acknowledges that it has no right to claim any deduction or credit for Canadian exploration expense, or depletion of any sort, in respect of any Qualifying Expenses that the Issuer renounces in favour of the Purchaser pursuant to this Agreement and covenants not to claim any such deduction or credit when preparing its tax returns from time to time.

15. ISSUER'S ACCOUNTS AND INCOME TAX FILINGS

The Issuer will maintain proper accounting books and records, and will make all income tax filings as and when required under the ITA, relating to the Qualifying Expenses it incurs and renounces pursuant to this Agreement.

16. NO DISSEMINATION OF CONFIDENTIAL INFORMATION

The Issuer will be entitled to hold confidential all exploration information relating to any program on which any portion of the Flow-Through Funds is expended pursuant to this Agreement and it will not be obligated to make such information available to the Purchaser except in the manner and at such time as it makes any such information available to its shareholders or to the public pursuant to the rules and policies of any stock exchange or laws, regulations or policies of any province.

17. REVISION OF EXPLORATION PROGRAM

While it is the present intention of the Issuer to undertake the Exploration Program, it is the nature of mining exploration that data and information acquired during the conduct of an exploration program may alter the initially proposed Exploration Program and the Issuer expressly reserves the right to alter the Exploration Program on the advice of its technical staff or consultants and further reserves the right to substitute other exploration programs on which to expend part of the Flow-Through Funds, provided such programs entail the incurrence of exploration expenses which are described in

paragraph 66(12.66)(b) of the ITA and are otherwise capable of renunciation by the Issuer to the Purchaser pursuant to this Agreement.

18. INDEMNITY BY ISSUER

The Issuer will indemnify the Purchaser against any loss or damages incurred by the Purchaser in an amount up to but not exceeding any amount of tax payable by the Purchaser under the ITA or the laws of a province as a consequence of the failure of the Issuer to renounce Qualifying Expenses to the Purchaser within the time and otherwise as required by the ITA, or as a consequence of a reduction, pursuant to subsection 66(12.73) of the ITA, by the tax authorities of an amount purported to be renounced to the Purchaser in respect of the Flow-Through Shares.

19. OTHER FLOW-THROUGH SHARE SALES

The Purchaser acknowledges that there may be other sales of Flow-Through Shares, some or all of which may occur after the acquisition of Flow-Through Shares by the Purchaser. The Purchaser further acknowledges that there is a risk that insufficient funds may be raised from the sale of Flow-Through Shares to fund the Issuer's objectives described in the Prospectus, if any, and that it is possible that no Flow-Through Shares may be purchased after the Purchaser has done so.

20. ISSUER'S ACCEPTANCE

The Agreement, when executed by the Agent on the Purchaser's behalf and delivered to the Issuer, will constitute a subscription for Flow-Through Shares which will not be binding on the Issuer until accepted by the Issuer by executing this Agreement in the space provided on the first page of the Agreement and, notwithstanding the reference date on that page, if the Issuer accepts the subscription by the Purchaser, the Agreement will be entered into on the date of such execution by the Issuer.

21. MISCELLANEOUS

21.1 The Purchaser hereby irrevocably authorizes the Agent, in its sole discretion:

(a) to act as the Purchaser's representative to receive certificates for Flow-Through Shares subscribed for and to execute in his, her or its name and on his, her or its behalf all closing receipts and documents required; and

(b) to waive, in whole or in part, any representations, warranties, covenants or conditions for the benefit of the Purchaser contained herein or in any agreement or document ancillary or related thereto.

21.2 The Agreement is not assignable or transferable by either of the parties hereto without the express written consent of the other party hereto.

21.3 Time is of the essence of this Appendix and will be calculated in accordance with the provisions of the *Interpretation Act* (British Columbia).

21.4 Except as expressly provided in this Appendix and in the Prospectus, agreements, instruments and other documents contemplated or provided for herein, the Agreement contains the entire agreement between the parties with respect to Flow-Through Shares and there are no other terms, conditions,

representations or warranties whether expressed, implied, oral or written, by statute, by common law, by the Issuer, by the Agent, or by anyone else.

21.5 The parties to the Agreement may amend the Agreement only in writing.

21.6 The Agreement enures to the benefit of and is binding upon the parties to the Agreement and their successors and permitted assigns.

21.7 A party to the Agreement will give all notices to or other written communications with the other party to the Agreement concerning the Agreement by hand or by registered mail addressed to such party, in the case of the Issuer to the address given on the Prospectus and in the case of the Purchaser, c/o the Agent at its address given on the Prospectus.

21.8 This Appendix is to be read with all changes in gender or number as required by the context.

21.9 The Agreement will be governed by and construed in accordance with the laws of British Columbia, and the parties hereto irrevocably attorn and submit to the jurisdiction of the courts of British Columbia with respect to any dispute related to the Agreement.

END OF APPENDIX II

LA QUINTA RESOURCES CORPORATION

FINANCIAL STATEMENTS


MORGAN
COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Directors
La Quinta Resources Corporation

We have audited the balance sheet of La Quinta Resources Corporation as at December 31, 2004 and the related statements of operations and deficit, and cash flows for the period from August 17, 2004 (date of inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the period from August 17, 2004 (date of inception) to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C.

"Morgan & Company"

February 24, 2005, except for Note 8
which is as of August 29, 2005

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF


jhi

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

LA QUINTA RESOURCES CORPORATION

BALANCE SHEETS

	MARCH 31 2005 (Unaudited)	DECEMBER 31 2004 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 80,162	$ 173,786
GST recoverable	1,167	-
Prepaid expenses	2,068	1,539
	83,397	175,325
Mineral Properties (Note 4)	16,500	16,500
Deferred Exploration Expenditures (Note 4)	112,957	110,633
	$ 212,854	$ 302,458
LIABILITIES		
Current		
Accounts payable	$ 5,719	$ 40,557
Future Income Tax Liability	29,301	-
SHAREHOLDERS' EQUITY		
Capital Stock (Note 5)	240,518	304,500
Contributed Surplus	44,300	-
Deficit	(106,984)	(42,599)
	177,834	261,901
	$ 212,854	$ 302,458

Approved by the Directors:

"Glen Watson"
Director

"Dustin Henderson"
Director

LA QUINTA RESOURCES CORPORATION

STATEMENTS OF OPERATIONS AND DEFICIT

	THREE MONTHS ENDED MARCH 31 2005 (Unaudited)	PERIOD FROM INCEPTION AUGUST 17 2004 TO DECEMBER 31 2004 (Audited)
Expenses		
Bank charges and interest	$ 51	$ 144
Management fees	15,000	20,000
Office and miscellaneous	534	4,178
Professional fees	6,000	16,064
Rent	3,331	2,213
Stock based compensation	44,300	-
Transfer, regulatory and sponsorship fees	27,695	-
Travel	2,155	-
Loss Before Income Taxes	(99,066)	(42,599)
Future Income Tax Recovery	34,681	-
Loss For The Period	(64,385)	(42,599)
Deficit, Beginning Of Period	(42,599)	-
Deficit, End Of Period	$ (106,984)	$ (42,599)
Basic And Diluted Loss Per Share	$ (0.01)	$ (0.01)
Weighted Average Number Of Shares Outstanding	5,255,000	2,567,500

LA QUINTA RESOURCES CORPORATION

STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED MARCH 31 2005 (Unaudited)	PERIOD FROM INCEPTION AUGUST 17 2004 TO DECEMBER 31 2004 (Audited)
Cash Flows From Operating Activities		
Loss for the period	$ (64,385)	$ (42,599)
Add (Deduct): Items not involving cash:		
Stock based compensation	44,300	-
Shares issued for services	-	21,000
Future income tax recovery	(34,681)	-
	(54,766)	(21,599)
Changes in non-cash working capital items:		
GST recoverable	(1,167)	-
Prepaid expenses	(529)	(1,539)
Accounts payable	(34,838)	40,557
	(91,300)	17,419
Cash Flows From Financing Activity		
Issuance of capital stock	-	274,500
Cash Flows From Investing Activities		
Mineral properties	-	(7,500)
Deferred exploration expenditures	(2,324)	(110,633)
	(2,324)	(118,133)
Change In Cash And Cash Equivalents For The Period	(93,624)	173,786
Cash And Cash Equivalents, Beginning Of Period	173,786	-
Cash And Cash Equivalents, End Of Period	$ 80,162	$ 173,786
Supplementary Cash Flow Information		
Shares issued for mineral property	$ -	$ 4,000
Shares issued for reimbursement of mineral property payment	-	5,000

LA QUINTA RESOURCES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Information at March 31, 2005, and for the three months then ended, is unaudited)

1. INTERIM FINANCIAL INFORMATION

The financial information as at March 31, 2005, and for the three month period then ended, is unaudited. However, in the opinion of management, all adjustments necessary to present fairly the results of this period has been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Company's most recent fiscal period financial statements.

2. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on August 17, 2004 under the British Columbia Business Corporations Act and began active operations on that date. The Company holds mineral interests in Canada.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis that presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company's ability to continue as a going concern is dependent upon its ability to attain future profitable operations and to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant policies:

a) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

b) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less.

d) Mineral Properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties that have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

LA QUINTA RESOURCES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
(Information at March 31, 2005, and for the three months then ended, is unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Mineral Properties (Continued)

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share consideration and exploration and development costs incurred. The recorded amount may not reflect recoverable value, as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

e) Deferred Exploration Costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the proven reserves available on the related property following commencement of production.

f) Cost of Maintaining Mineral Properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

g) Asset Retirement Obligation

The Company has adopted CICA Handbook Section 3110. As at December 31, 2004, the Company has no future liabilities for mineral property reclamation costs.

h) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

LA QUINTA RESOURCES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
(Information at March 31, 2005, and for the three months then ended, is unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

i) Stock Based Compensation

The Company records stock compensation to directors, employees and consultants based upon the fair value of the options granted as determined by the Black-Scholes option pricing model. The expense is recognized in the period the options are granted, or over the vesting period for options that vest over a specified period, with a corresponding offset to contributed surplus. The contributed surplus account is reduced as the options are exercised and the amount initially recorded is credited to share capital.

j) Earnings Per Share

Earnings per share are calculated using the weighted-average number of shares outstanding during the reporting period.

The Company calculates earnings per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding during the period ended December 31, 2004 as the effect of potentially issuable common shares is anti-dilutive.

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

	MARCH 31 2005	DECEMBER 31 2004
Howell Property, British Columbia	**$ 107,992**	$ 106,792
Crowsnest Property, British Columbia	**21,465**	20,341
	$ 129,457	$ 127,133

LA QUINTA RESOURCES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
(Information at March 31, 2005, and for the three months then ended, is unaudited)

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

Howell Property, British Columbia

On August 17, 2004, the Company accepted assignment of an option on the Howell property under which the Company can earn a 60% interest in the mineral property by paying cash acquisition costs of $220,000 over 4 years, issuing 150,000 common shares and incurring exploration expenditures of $900,000 over 4 years. The schedule of commitments is as follows:

DATE	CASH PAYMENT	SHARES TO BE ISSUED	EXPENDITURE COMMITMENT
On Signing	$ 2,500 (paid)	20,000 (issued)	$ -
By August 4, 2005	$ 5,000	20,000	$ 100,000
By August 4, 2006	$ 12,500	20,000	$ 100,000
By August 4, 2007	$ 20,000	20,000	$ 100,000
By August 4, 2008	$ 180,000	70,000	$ -
By December 31, 2008	$ -	-	$ 600,000
	$ 220,000	150,000	$ 900,000

	MARCH 31 2005	DECEMBER 31 2004
Acquisition Costs		
Option payments	**$ 4,500**	$ 4,500
Exploration Costs		
Geophysical costs	**76,216**	76,216
Reports, maps, fees and licenses	**24,079**	22,879
Travel	**3,197**	3,197
	103,492	102,292
	$ 107,992	$ 106,792

LA QUINTA RESOURCES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
(Information at March 31, 2005, and for the three months then ended, is unaudited)

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

Crowsnest Property, British Columbia

On August 17, 2004, the Company entered into an assignment of an option agreement with respect to the Crowsnest claims under which the Company can earn up to a 60% interest in the claims by paying cash acquisition costs of $100,000 over 4 years, issuing 150,000 common shares and incurring $800,000 of exploration expenditures on the claims. The schedule of commitment is as follows:

DATE	CASH PAYMENT	SHARES TO BE ISSUED	EXPENDITURE COMMITMENT
On Signing	$ 10,000 (paid)	20,000 (issued)	$ -
By July 31, 2005	$ 7,500	-	$ -
By August 4, 2005	$ 5,000	20,000	$ 10,000
By July 31, 2006	$ 12,500	-	$ -
By August 4, 2006	$ 5,000	20,000	$ 100,000
By August 4, 2007	$ 20,000	20,000	$ 100,000
By August 4, 2008	$ 40,000	70,000	$ -
By December 31, 2008	$ -	-	$ 590,000
	$ 100,000	150,000	$ 800,000

	MARCH 31 2005	DECEMBER 31 2004
Acquisition Costs		
Option payments	**$ 12,000**	$ 12,000
Exploration Costs		
Reports, maps, fees and licenses	**8,363**	7,400
Claim maintenance fees	**1,102**	941
	9,465	8,341
	$ 21,465	$ 20,341

5. CAPITAL STOCK

Authorized:

Unlimited common shares without par value

LA QUINTA RESOURCES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
(Information at March 31, 2005, and for the three months then ended, is unaudited)

5. CAPITAL STOCK (Continued)

Issued:

	NUMBER OF SHARES	AMOUNT
Shares issued for cash	2,133,750	$ 94,875
Flow-through shares issued for cash	2,671,250	179,625
Shares issued for services	360,000	21,000
Shares issued for debt	50,000	5,000
Shares issued for mineral properties	40,000	4,000
Balance, December 31, 2004	5,255,000	304,500
Exploration expenditure tax benefit foregone	-	(63,982)
Balance, March 31, 2005	5,255,000	$ 240,518

Of the issued and outstanding shares, 3,620,000 are held in escrow.

Flow-Through Shares

During the period ended December 31, 2004, the Company issued 2,133,750 common shares on a flow-through basis for gross proceeds of $179,625 to finance certain exploration expenditures to be incurred in 2004. The Company has adopted the March 19, 2004 recommendation of the Emerging Issues Committee of the CICA on flow-through shares (EIC-146), which requires the recognition of the foregone tax benefits at the time of renouncement, provided there is reasonable assurance that the expenditures will be incurred.

In February 2005, the Company renounced exploration expenditures of $179,625 to flow-through shareholders and reduced share capital by $63,982 representing the tax benefit of the tax deduction renounced to these shareholders.

On October 15, 2004, the Company adopted a stock option plan under which its authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company at prices to be determined and for a term not in excess of five years.

On March 31, 2005, the Company granted options to purchase up to 775,000 common shares at a price of $0.25 per share exercisable for a period of five years.

LA QUINTA RESOURCES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
(Information at March 31, 2005, and for the three months then ended, is unaudited)

5. CAPITAL STOCK (Continued)

The fair value of the stock options granted was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: no dividend yield, expected volatility of 119%, risk free interest rate of 2.75%, and an expected life of five years. The fair value of options granted was calculated at $0.06 per share. An amount of $44,300 was credited to contributed surplus, representing the aggregate fair value of the stock options granted.

6. RELATED PARTY TRANSACTIONS

i) During the period ended December 31, 2004, the Company paid or accrued management fees of $20,000 to a director of the Company (March 31, 2005 - $15,000). Of this amount, $15,000 (March 31, 2005 - $Nil) was paid by the issuance of 300,000 common shares of the Company at a price of $0.05 per share.

ii) Subsequent to the assignment of the Howell and Crowsnest Properties (Note 4), a director of the Company assigning the properties became a member of the Board of Directors of the Company.

7. INCOME TAXES

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	MARCH 31 2005	DECEMBER 31 2004
Statutory rate	**(36%)**	(36%)
Income tax recovery based upon reported loss	**$ (35,287)**	$ (15,174)
Non-deductible items	**15,780**	-
Change in valuation allowance	**(15,174)**	15,174
Future income tax recovery	**$ (34,681)**	$ -

LA QUINTA RESOURCES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
(Information at March 31, 2005, and for the three months then ended, is unaudited)

7. INCOME TAXES (Continued)

The significant components of the Company's future tax asset liabilities are as follows:

	MARCH 31 2005	DECEMBER 31 2004
Operating losses	$ **34,681**	$ 15,174
Resources deductions	**(63,982)**	-
	(29,301)	15,174
Less: Valuation allowance	-	(15,174)
Future income tax liability	$ **(29,301)**	$ -

As at December 31, 2004, the Company had non-capital losses of approximately $44,000 which may be carried forward for tax purposes to reduce future taxable income. These losses expire in 2014.

As at December 31, 2004, the Company has cumulative exploration and development expenditures of approximately $128,000 which may be carried forward indefinitely to offset future taxable income.

As at March 31, 2005, the Company had renounced $179,625 in exploration expenditures to flow-through investors. The Company is committed to expend an additional approximately $67,000 on exploration expenditures by December 31, 2005.

8. PROPOSED FINANCING

By an agency agreement, dated June 24, 2005, entered into with Wolverton Securities Ltd., the Company intends to offer, to the public by way of a prospectus offering, up to 1,600,000 flow-through shares at $0.25 per share, and 3,200,000 units at $0.25 per unit (the "Public Offering"). The offering is subject to a minimum offering of 1,280,000 shares and 2,560,000 units. Each unit consists of one non-flow-through common share and one warrant. Each warrant entitles the holder to acquire an additional common share at a price of $0.40 for one year. The cost of the issue is estimated to be $96,000. The minimum offering must be raised within 90 days of the date of the receipt of the final prospectus relating to the offering, otherwise all funds collected under subscriptions will be returned and the offering cancelled. In connection with this offering, the agent will be granted an option to purchase that number of flow-through shares and units which is equal to 10% of the shares and units sold under the Public Offering at a price of $0.25 per share and unit for a period of twelve months from the date of the Company's common shares are listed for trading on the Exchange.


MORGAN
COMPANY
CHARTERED ACCOUNTANTS

CONSENT OF THE AUDITORS

We have read the prospectus of La Quinta Resources Corporation (the "Company"), dated August 29, 2005, relating to the issue and sale of Units and Flow-Through Shares of the Company. We have complied with Canadian generally accepted accounting standards for an auditor's involvement with offering documents.

We consent to the use in the above mentioned prospectus of our report to the directors of the Company on the balance sheets of the Company as at December 31, 2004, and statements of operations and deficit, and cash flows for the period from August 17, 2004 (date of inception) to December 31, 2004. Our report is dated February 24, 2005 (except as to Note 8, which is as of August 29, 2005).

Vancouver, Canada

August 29, 2005

"Morgan & Company"

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF


P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

CERTIFICATE OF THE ISSUER

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the Securities Act (British Columbia), Part 9 of the Securities Act (Alberta) and the Securities Act (Ontario) and their regulations.

DATED this 29th day of **August, 2005.**

"Glen R. Watson"	**"Dustin Henderson"**
GLEN R. WATSON Chief Executive Officer	**DUSTIN HENDERSON** Chief Financial Officer

On behalf of the Board of Directors

"Malcolm J.A. Swallow"	**"James William Morton"**
MALCOLM J.A. SWALLOW	**JAMES WILLIAM MORTON**

Promoter

"Glen R. Watson"

GLEN R. WATSON

CERTIFICATE OF THE AGENT

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the Securities Act (British Columbia), Part 9 of the Securities Act (Alberta) and the Securities Act (Ontario) and their regulations.

DATED this **29th** day of **August, 2005**.

WOLVERTON SECURITIES LTD.

Per: "Brent Wolverton"
Brent Wolverton
President

PACIFIC CORPORATE TRUST COMPANY

510 BURRARD ST, 2ND FLOOR
VANCOUVER, BC V6C 3B9
Phone: 604-689-9853
Fax: 604-689-8144

May 16, 2006

B.C. Securities Commission
Executive Director
701 W Georgia St., 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE: LA QUINTA RESOURCES CORPORATION (the "Company")
MAILING ON MAY 16, 2006

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all of the registered shareholders of the Company and to each of the Non Objecting Beneficial Owners of the Company that appeared on the list(s) provided by the Intermediaries or their agent(s). However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

- Information Circular
- Notice of Meeting
- Annual Financial Statements for the Year Ending 2005/12/31
- Management Discussion and Analysis
- Proxy*
- Financial Statement Request Form

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company's request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,
PACIFIC CORPORATE TRUST COMPANY



HEATHER PLUME

cc: TSX Venture Exchange
cc: Alberta Securities Commission

cc: LA QUINTA RESOURCES CORPORATION
cc: TUPPER JONSSON & YEADON
cc: MORGAN & COMPANY

*Please note that for Non Objecting Beneficial Owners, a Voting Instruction Form was sent instead of a proxy.

LA QUINTA RESOURCES CORPORATION
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual General Meeting (the "Meeting") of the shareholders of **LA QUINTA RESOURCES CORPORATION** (the "Company") will be held at **#1710 - 1177 West Hastings Street, Vancouver, British Columbia, V6E 2L3**, on **Friday**, the **16th** day of **June, 2006** at **10:00 a.m.** for the purposes set forth in the following:

1. To receive the report of the directors.

2. To receive the audited financial statements of the Company for the fiscal year ending **December 31, 2005**, together with the auditor's report thereon.

3. To appoint the auditor for the Company.

4. To fix the number of directors and to elect directors for the ensuing year.

5. To consider and, if thought fit, to approve a resolution of the shareholders to renew the Company's Stock Option Plan.

6. To transact such other business as may properly be brought before the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the notes accompanying the instrument of proxy enclosed and then complete and return the proxy within the time set out in the notes. As set out in the notes, the enclosed instrument of proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this **17th** day of **May, 2006**.

BY ORDER OF THE BOARD

"*Glen Watson*"

PRESIDENT

LA QUINTA RESOURCES CORPORATION

INFORMATION CIRCULAR
FOR THE 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This information is given as of **May 8, 2006**

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **LA QUINTA RESOURCES CORPORATION** (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

These Securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed instrument of proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the instrument of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised management in writing that they intend to oppose any action intended to be taken by management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy.**

The completed instrument of proxy must be dated and signed and the duly completed instrument of proxy must be deposited at the Company's transfer agent, Pacific Corporate Trust Company, 510 Burrard Street, Third Floor, Vancouver, B.C., V6C 3B9, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be signed by the shareholder or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the shareholder is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof. The Chairman of the Meeting has discretionary authority to accept proxies which do not strictly conform to the foregoing requirements.

In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the resolutions placed before the Meeting by management and for the election of the management nominees for directors and auditor, as stated under the headings in this Information Circular. The instrument of proxy enclosed, when properly completed and deposited, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may be properly brought before the Meeting. At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any such amendments, variations or other matters should properly come before the Meeting, the proxies hereby solicited will be voted thereon in accordance with the best judgement of the nominee.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements as set out in National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes

to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's Registrar and Transfer Agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On **May 8, 2006, 9,238,000** common shares without par value were issued and outstanding, each share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he is the holder.

Only shareholders of record at the close of business on the **8th** day of **May, 2006**, who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, only the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding
CDS & Co. (1)	5,097,000	55.17%
Dustin Henderson	1,200,000	12.98%
Muskateer Enterprises Ltd. (2)	1,040,000	11.25%
Glen R. Watson	1,060,000 (1)	11.47%

(1) Except for Glen Watson, President and a Director of the Company, who holds 1,060,000 shares in the CDS & Co. position, the beneficial owners of the shares thus shown are not known to Management of the Company.

(2) The principal of Muskateer Enterprises Ltd. is Company President and Director Glen Watson.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, "informed person" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in the following, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

STATEMENT OF EXECUTIVE COMPENSATION

A. <u>Executive Officers of the Company</u>

For the purposes of this Information Circular:

"CEO" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"CFO" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"executive officer" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

"Named Executive Officers" means:

(a) each CEO;

(b) each CFO;

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d) any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year.

B. Summary Compensation Table

The compensation for the named Executive Officers, directly or indirectly, **for the Company's two completed financial years since incorporation** is as follows:

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year Ending	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Shares Or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Glen R. Watson [(1)] President and CEO	2005	45,000	nil	nil	300,000 options at $0.25	nil	nil	nil
	2004	25,000	nil	nil	nil	nil	nil	nil
Dustin Henderson Chief Financial Officer	2005	nil	nil	nil	100,000 options @ $0.25	nil	nil	nil
	2004	nil	nil	nil	nil	nil	nil	nil

(1) Pursuant to a Management Agreement with Glen Watson dated September 1, 2004, Mr. Watson receives the sum of $5,000 per month for providing management services to the Company. Payment of the fee for the three month period ended July 31, 2005 was waived.

The benefits listed in the table are subject to the usual statutory deductions for social security and like deductions.

The Company does not provide any pension, retirement plan or other remuneration for its Directors or Officers that constitutes an expense to the Company, nor are there any plans or arrangements in respect of compensation received or that may be received by Executive Officers in the Company's most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of the Company.

C. Long-term Incentive Plan ("LTIP") Awards

The Company does not have any Long-term Incentive Plans and, save as disclosed above, no remuneration payments were made directly or indirectly, by the Company to its named Executive Officers during the fiscal year ended **December 31, 2005**.

An LTIP means "any Plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year, whether performance is measured by reference to financial performance of a Company or an affiliate or the price of the Company's shares but does not include option or stock appreciation rights, plans or plans for compensation through restricted shares or units".

D. Options and Stock Appreciation Rights ("SARs")

The Company has in place a Stock Option Plan for the purpose of attracting and motivating Directors, Officers, Employees and Consultants of the Company and advancing the interests of the Company by affording such persons the opportunity to acquire an equity interest in the Company through rights granted under the Plan to purchase shares of the Company. See "Particulars Of Other Matters To Be Acted Upon – approval of Stock Option Plan" below for details relating to the Company's existing Stock Option Plan.

The following table discloses the particulars of the Options or SARs granted to the Named Executive Officers during the Company's completed financial year ended **December 31, 2005**.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Glen R. Watson	300,000	38.7	0.25	0.25	December 14, 2010
Dustin Henderson	100,000	12.9	0.25	0.25	December 14, 2010

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table summarizes Options exercised by the Named Executive Officers during the financial year ended **December 31, 2005** and the value as at **December 31, 2005** of all unexercised in the money Options held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Glen R. Watson	nil	nil	300,000	$17,148
Dustin Henderson	nil	nil	100,000	$5,716

OPTION AND SAR RE-PRICINGS

There were no re-pricings of Stock Options under the Stock Option Plan or otherwise during the Company's completed financial year ended **December 31, 2005**.

DEFINED BENEFIT OR ACTUARIAL PLAN

The Company does not have a defined benefit or actuarial plan.

E. Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an Agreement dated for reference September 1, 2004 between the Company and Company President and Chief Executive Officer Glen R. Watson, the Company pays to Mr. Watson the sum of $5,000 per month for his services as President and Chief Executive Officer of the Company. Payment of the fee for the three month period ended July 31, 2005 was waived.

There are no compensatory plans or arrangements between the Company and a Named Executive Officer with respect to the resignation, retirement or other termination of employment of the Named Executive Officer, a change in control of the Company or a change in the Named Executive Officer's responsibilities following a change in control of the Company involving an amount, including all periodic payments or instalments, exceeding $100,000.

F. Compensation of Directors

During the most recently completed financial year, the following stock options were granted to directors who are not Named Executive Officers:

Name	Number of Shares Under Option	Exercise Price ($/Share)	Market Value of Securities Underlying Options on the Date of Grant ($/Share)	Expiration Date
Malcolm J. A. Swallow	200,000	0.25	0.25	December 14, 2010
James William Morton	50,000	0.25	0.25	December 14, 2010
Heidi Clavey (Secretary)	25,000	0.25	0.25	December 14, 2010

During the most recently competed financial year, no stock options were exercised by directors who are not Named Executive Officers.

Other than as set forth in the foregoing, no director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a) any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b) any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of

directors in their capacity as directors; or

(c) any arrangement for the compensation of directors for services as consultants or experts.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company's most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	775,000	$0.25	148,800
Equity compensation plans not approved by Securityholders	Nil	Nil	Nil
Total	775,000		148,800

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No executive officer, director, employee, former executive officer, former director, former employee, proposed nominee for election as a director, or associate of any such person has been indebted to the Company or its subsidiaries at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company or its subsidiaries at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

MANAGEMENT CONTRACTS

Pursuant to an Accounting Services Agreement dated September 1, 2004 with Greg Amor, C.A., Mr. Amor provides bookkeeping, accounting, financial statement preparation and statutory and regulatory filing requirements for the sum of $2,000.00 per month.

Other than the foregoing, during the Company's most recently completed fiscal year ended **December 31, 2005** there were no management functions of the Company which were to any substantial degree performed by a person other than a Director or senior Officer of the Company.

CORPORATE GOVERNANCE

Pursuant to National Policy 58-101 *Disclosure of Corporate Governance Practices* the Company is required to and hereby discloses its corporate governance practices as follows.

1. Board of Directors

The Board of Directors of the Company facilitates its exercise of independent supervision over the Company's management through frequent meetings of the Board.

Malcolm J. A. Swallow and **James William Morton**, directors of the Company, are "independent" in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than the interests and relationships arising from shareholdings. James William Morton is a director of Eastfield Resources Ltd., which has optioned the Howell property and the Crow's Nest property to the Company. Mr. Morton was appointed to the Board of Directors of the Company subsequent to the date of those property agreements. In the event that a dispute arises between Eastfield Resources Ltd. and the Company with respect to the Howell property or the Crow's Nest property, Mr. Morton would be required to refrain from voting on issues in which a conflict of interest exists. **Mr. Glen Watson** is the President and Chief Executive Officer of the Company and **Mr. Dustin Henderson** is a director and Chief Financial Officer and therefore are not considered independent.

2. Directorships

The following table discloses directors who are currently directors of other Reporting Issuers:

Name of Director:	**Other Reporting Issuers:**
Malcollm J.A. Swallow	Sydney Resources Corp. ; Angus & Ross PLC
James William Morton	Eastfield Resources Ltd. Wildrose Resources Ltd. Alexis Minerals Corp. Loomic Exploration Inc. MaxTech Ventures Inc.

3. Orientation and Continuing Education

The Board of Directors of the Company brief all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

4. Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for

indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

5. Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting the shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

6. Compensation

The Board of Directors conducts reviews with regard to directors' compensation once a year. To make its recommendation on directors' compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

7. Other Board Committees

The Board of Directors has no other committees other than the Audit Committee.

8. Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

The Company's audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this Information Circular.

The Company's audit committee is comprised of three directors, **James William Morton, Malcolm J.A. Swallow,** and **Dustin Henderson**. As defined in MI 52-110, **Dustin Henderson** is not "independent" and **James William Morton** and **Malcolm J.A. Swallow** are "independent". Also as defined in MI 52-110, all of the audit committee members are "financially literate".

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2005	$8,988	nil	nil	nil
December 31, 2004	$8,865	nil	nil	nil

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

Management intends to propose for adoption an ordinary resolution that the number of directors of the Company be fixed at **four (4)**.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed. **Management does not contemplate that any of the nominees will be unable to serve as a director.**

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Information Circular:

Name of Nominee, Municipality of Residence and Present Positions Held	Principal Occupation	Director Since	Number of Shares Beneficially Owned of Controlled
Glen Watson Delta, B.C. Canada President and CEO	Self-employed consultant providing corporate communications services to publicly traded corporations through his wholly-owned company, Muskateer Enterprises Ltd., since 1994.	August 17, 2004	2,100,000
Malcolm Swallow * Langley, B.C. Canada	Professional Mining Engineer, Director, Sydney Resource Corporation, a mining exploration company listed on the Exchange since February, 2004; previously President and CEO of Canadian Zinc June 2000 – July 2003.	December 1, 2004	690,000
Dustin Henderson * Vernon, B.C. Canada Chief Financial Officer	Registered Representative for Mutual Fund Sales person employed at Peak Investment Services Inc. since April, 2002; previously employed as Mutual Fund Salesperson with Reimer Financial Services 1996 – 2002.	October 15, 2004	1,300,000
James William Morton * North Vancouver, B.C. Canada	Professional Geologist, Vice-President Mincord Exploration Consultants Ltd. since 1987.	December 1, 2004	130,000

*Member of the Company's Audit Committee

The terms of office of those nominees who are presently Directors will expire as of the date of the Meeting. All of the Directors who are elected at the Meeting will have their term of office expire at the next Annual General Meeting of the Company.

No proposed director of the Company is, or within the 10 years before the date of this Information Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more that 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The above information was provided by management of the Company.

B. Appointment of Auditor

Management proposes that **Morgan and Company**, Chartered Accountants, of **Suite 1488 – 700 West Georgia Street, Vancouver, BC V7Y 1A1**, be re-appointed auditor of the Company for the ensuing year.

C. Incentive Stock Option Plan

At the Meeting, shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution approving the renewal of the Company's Stock Option Plan (the "Plan"). The Plan was initially approved by a consent resolution of the sole shareholder of the Company while the Company was a non-reporting company effective **October 15, 2004**. It is a condition of the Company's listing on the TSX Venture Exchange (the "Exchange") that shareholder approval to the Plan be obtained annually. The purpose of the Plan is to assist the Company in attracting, retaining and motivating directors, officers and employees of the Company and to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders. Options granted under the Plan are non-assignable and may be granted for a term not exceeding that permitted by the Exchange (currently five years). A summary of the material aspects of the Plan is as follows:

1. the Plan will be administered by the Company's Board of Directors or, if the Board so designates, a Committee of the Board appointed in accordance with the Plan to administer the Plan;
2. the maximum number of shares in respect of which options may be outstanding under the Plan at any given time is equivalent to 10% of the issued and outstanding shares of the Company at that time, less the number of shares, if any, subject to Prior Options;
3. following termination of an optionee's employment, directorship, consulting agreement or other qualified position, the optionee's option shall terminate upon the expiry of such period of time following termination, not to exceed 90 days (30 days if the optionee is engaged in providing investor relations services), as has been determined by the directors;
4. an option granted under the Plan will terminate one year following the death of the optionee. These provisions do not have the effect of extending the term of an option which would have expired earlier in accordance with its terms, and do not apply to any portion of an option which had not vested at the time of death or other termination;
5. as long as required by Exchange policy, no one individual may receive options on more than 5% of the issued and outstanding shares of the Company (the "Outstanding Shares") in any 12 month period, no one consultant may receive options on more than 2% of the Outstanding Shares in any 12 month period, and options granted to persons employed to provide investor relations services may not exceed, in the aggregate, 2% of the Outstanding Shares in any 12 month period;
6. options may not be granted at prices that are less than the Discounted Market Price as defined in Exchange policy which, subject to certain exceptions, generally means the most recent closing price of

the Company's shares on the Exchange, less a discount of from 15% to 25%, depending on the trading value of the Company's shares;

7. any amendment of the terms of an option shall be subject to any required regulatory and shareholder approvals; and

8. in the event of a reorganization of the Company or the amalgamation, merger or consolidation of the shares of the Company, the Board of Directors shall make such appropriate provisions for the protection of the rights of the optionee as it may deem advisable.

A copy of the Company's current Plan will be available for review at the meeting. The directors recommend that shareholders approve the renewal of the Company's Option Plan.

OTHER MATTERS TO BE ACTED UPON

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional Information concerning the Company is available on SEDAR at www.sedar.com. Financial Information concerning the Company is provided in the Company's comparative financial statements and Management's Discussion and Analysis for the financial year ended **December 31, 2005**.

Shareholders wishing to obtain a copy of the Company's financial statements and Management's Discussion and Analysis may contact the Company as follows:

LA QUINTA RESOURCES CORPORATION
1400 – 400 Burrard Street
West Vancouver, BC V6C 3G2
Telephone: (604) 643-1722
Fax: (604) 643-1760
E-mail: glen@laquintaresources.com

BOARD APPROVAL

The content and sending of this Information Circular has been approved by the Company's Board of Directors. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, the **17th** day of **May, 2006**.

ON BEHALF OF THE BOARD

"Glen Watson"

GLEN WATSON
President

SCHEDULE "A"

LA QUINTA RESOURCES CORPORATION

(the "Company")

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Company is to provide an open avenue of communication between management, the Company's independent auditor and the Board and to assist the Board in its oversight of:

- the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;
- the Company's compliance with legal and regulatory requirements related to financial reporting; and
- the independence and performance of the Company's independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company's articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1. Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2. Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3. Review with management and the independent auditor the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4. Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management.

8. Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9. Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10. Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11. Establish and review the Company's procedures for the:

    - receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and
    - confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12. Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13. Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the *Business Corporations Act* (British Columbia) and the articles of the Company.

LA QUINTA RESOURCES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004



AUDITORS' REPORT

To the Shareholders of
La Quinta Resources Corporation

We have audited the balance sheets of La Quinta Resources Corporation as at December 31, 2005 and 2004 and the related statements of operations and deficit, and cash flows for the year ended December 31, 2005 and for the period from August 17, 2004 (date of inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for the year ended December 31, 2005, and for the period from August 17, 2004 (date of inception) to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

February 17, 2006

"Morgan & Company"

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF



P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

LA QUINTA RESOURCES CORPORATION

BALANCE SHEETS

	DECEMBER 31 2005	2004
ASSETS		
Current		
Cash and cash equivalents	$ 783,518	$ 173,786
GST recoverable	11,625	-
Prepaid expenses	7,169	1,539
	802,312	175,325
Capital Assets (Note 3)	2,071	-
Mineral Properties And Deferred Exploration Expenditures (Note 4)	169,815	127,133
	$ 974,198	$ 302,458
LIABILITIES		
Current		
Accounts payable	$ 61,781	$ 40,557
SHAREHOLDERS' EQUITY		
Capital Stock (Note 5)	1,140,229	304,500
Contributed Surplus	44,300	-
Deficit	(272,112)	(42,599)
	912,417	261,901
	$ 974,198	$ 302,458

Approved by the Directors:

"Glen Watson"	"Dustin Henderson"
Director	Director

The accompanying notes are an integral part of these financial statements.

LA QUINTA RESOURCES CORPORATION

STATEMENTS OF OPERATIONS AND DEFICIT

	YEAR ENDED DECEMBER 31 2005	PERIOD FROM INCEPTION AUGUST 17 2004 TO DECEMBER 31 2004
Expenses		
Amortization	$ 365	$ -
Bank charges and interest	335	144
Management fees	45,000	20,000
Office and miscellaneous	3,970	4,178
Professional fees	119,708	16,064
Rent	9,182	2,213
Shareholder communications	13,682	-
Stock based compensation	44,300	-
Transfer, regulatory and sponsorship fees	54,798	-
Travel	2,155	-
Loss Before Income Taxes	(293,495)	(42,599)
Future Income Tax Recovery	63,982	-
Loss For The Period	(229,513)	(42,599)
Deficit, Beginning Of Period	(42,599)	-
Deficit, End Of Period	$ (272,112)	$ (42,599)
Basic And Diluted Loss Per Share	$ (0.05)	$ (0.01)
Weighted Average Number Of Shares Outstanding	5,531,033	2,567,500

The accompanying notes are an integral part of these financial statements.

LA QUINTA RESOURCES CORPORATION

STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31 2005	PERIOD FROM INCEPTION AUGUST 17 2004 TO DECEMBER 31 2004
Cash Flows Used By Operating Activities		
Loss for the period	**$ (229,513)**	$ (42,599)
Add (Deduct): Items not involving cash:		
Amortization	**365**	-
Stock based compensation	**44,300**	-
Shares issued for services	**-**	21,000
Future income tax recovery	**(63,982)**	-
	(248,830)	(21,599)
Changes in non-cash working capital items:		
GST recoverable	**(11,625)**	-
Prepaid expenses	**(5,630)**	(1,539)
Accounts payable	**21,224**	40,557
	(244,861)	17,419
Cash Flows From Financing Activity		
Issuance of capital stock, net	**889,711**	274,500
Cash Flows From Investing Activities		
Purchase of capital assets	**(2,436)**	-
Mineral properties and deferred expenditures	**(32,682)**	(118,133)
	(35,118)	(118,133)
Change In Cash And Cash Equivalents	**609,732**	173,786
Cash And Cash Equivalents, Beginning Of Period	**173,786**	-
Cash And Cash Equivalents, End Of Period	**$ 783,518**	$ 173,786
Supplementary Cash Flow Information		
Shares issued for mineral property	**$ 10,000**	$ 4,000
Shares issued for reimbursement of mineral property payment	**-**	5,000

The accompanying notes are an integral part of these financial statements.

LA QUINTA RESOURCES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

1. NATURE OF OPERATIONS

The Company was incorporated on August 17, 2004 in British Columbia and began active operations on that date. The Company holds mineral interests in Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant policies:

a) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

b) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, GST recoverable and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less.

d) Capital Assets and Amortization

Capital assets are recorded at cost and consist of computer equipment, amortized over the estimated life of the equipment on a straight line basis at 30% per annum.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Mineral Properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties that have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share consideration and exploration and development costs incurred. The recorded amount may not reflect recoverable value, as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

f) Deferred Exploration Costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the proven reserves available on the related property following commencement of production.

g) Asset Retirement Obligations

The Company has adopted CICA Handbook Section 3110. As at December 31, 2005, the Company has no future liabilities for mineral property reclamation costs.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

i) Flow-Through Shares

The Company has financed a portion of its exploration activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to the subscribers. To recognize the foregone tax benefits to the Corporation, the carrying value of the shares is reduced by the tax effect of the tax benefits renounced to the subscribers.

j) Stock Based Compensation

The Company records stock compensation to directors, employees and consultants based upon the fair value of the options granted as determined by the Black-Scholes option pricing model. The expense is recognized in the period the options are granted, or over the vesting period for options that vest over a specified period, with a corresponding offset to contributed surplus. The contributed surplus account is reduced as the options are exercised and the amount initially recorded is credited to share capital.

k) Earnings Per Share

Earnings per share are calculated using the weighted-average number of shares outstanding during the reporting period.

The Company calculates earnings per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding during the periods ended December 31, 2005 and 2004 as the effect of potentially issuable common shares is anti-dilutive.

LA QUINTA RESOURCES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2005

3. CAPITAL ASSETS

	2005			2004
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	NET BOOK VALUE
Computer equipment	$ 2,436	$ 365	**$ 2,071**	$ -

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

	2005	2004
Howell Property, British Columbia	**$ 122,686**	$ 106,792
Crowsnest Property, British Columbia	**47,129**	20,341
	$ 169,815	$ 127,133

Howell Property, British Columbia

On August 17, 2004, the Company accepted assignment of an option on the Howell property under which the Company can earn a 60% interest in the mineral property by paying cash acquisition costs of $220,000 over 4 years, issuing 150,000 common shares and incurring exploration expenditures of $900,000 over 4 years. The property is subject to a 3.0% net smelter returns royalty, 1% of which may be purchased for $2,000,000. In addition, if the property goes into commercial production, the Company is required to pay a bonus to the royalty holders equal to $1,000,000 if the mineral reserve is greater than 750,000 ounces, and $200,000 if the mineral reserve is less than 750,000 ounces. The expenditure commitments under the option agreement are as follows:

DATE	CASH PAYMENT	SHARES TO BE ISSUED	EXPENDITURE COMMITMENT
On Signing	$ 2,500 (paid)	20,000 (issued)	$ -
By August 4, 2005	$ 5,000 (paid)	20,000 (issued)	$ 100,000 (incurred)
By August 4, 2006	$ 12,500	20,000	$ 100,000
By August 4, 2007	$ 20,000	20,000	$ 100,000
By August 4, 2008	$ 180,000	70,000	$ -
By December 31, 2008	$ -	-	$ 600,000
	$ 220,000	150,000	$ 900,000

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

Howell Property, British Columbia (Continued)

	2005	2004
Acquisition Costs		
Option payments	**$ 14,598**	$ 4,500
Exploration Costs		
Geophysical costs	**76,216**	76,216
Reports, maps, fees and licenses	**28,675**	22,879
Travel	**3,197**	3,197
	108,088	102,292
	$ 122,686	$ 106,792

Crowsnest Property, British Columbia

On August 17, 2004, the Company entered into an assignment of an option agreement with respect to the Crowsnest claims under which the Company can earn up to a 60% interest in the claims by paying cash acquisition costs of $100,000 over 4 years, issuing 150,000 common shares and incurring $800,000 of exploration expenditures on the claims. The property is subject to a 2% net smelter returns royalty, 1% of which may be purchased for $1,000,000. The expenditure commitments under the option agreement are as follows:

DATE	CASH PAYMENT	SHARES TO BE ISSUED	EXPENDITURE COMMITMENT
On Signing	$ 10,000 (paid)	20,000 (issued)	$ -
By July 31, 2005	$ 7,500 (paid)	-	$ -
By August 4, 2005	$ 5,000 (paid)	20,000 (issued)	$ 10,000 (incurred)
By July 31, 2006	$ 12,500	-	$ -
By August 4, 2006	$ 5,000	20,000	$ 100,000
By August 4, 2007	$ 20,000	20,000	$ 100,000
By August 4, 2008	$ 40,000	70,000	$ -
By December 31, 2008	$ -	-	$ 590,000
	$ 100,000	150,000	$ 800,000

LA QUINTA RESOURCES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

Crowsnest Property, British Columbia (Continued)

	2005	2004
Acquisition Costs		
Option payments	**$ 29,540**	$ 12,000
Exploration Costs		
Assay costs	**909**	-
Field and camp costs	**6,957**	-
Claim maintenance fees	**1,101**	941
Reports, maps, fees and licenses	**8,622**	7,400
	17,589	8,341
	$ 47,129	$ 20,341

5. CAPITAL STOCK

a) Authorized

Unlimited common shares without par value

b) Issued

	NUMBER OF SHARES	AMOUNT
Shares issued for cash	2,133,750	$ 94,875
Flow-through shares issued for cash	2,671,250	179,625
Shares issued for services	360,000	21,000
Shares issued for debt	50,000	5,000
Shares issued for mineral properties	40,000	4,000
Balance, December 31, 2004	5,255,000	304,500
Shares issued for cash	2,564,000	641,000
Flow-through shares issued for cash	1,379,000	344,750
Shares issued for mineral properties	40,000	10,000
Income tax benefit renounced	-	(63,982)
Share issue costs	-	(96,039)
Balance, December 31, 2005	9,238,000	$ 1,140,229

5. CAPITAL STOCK (Continued)

b) Issued (Continued)

Of the issued and outstanding shares, 3,258,000 are held in escrow.

During the period ended December 31, 2004, the Company issued 2,671,250 common shares on a flow-through basis for gross proceeds of $179,625 to finance certain exploration expenditures to be incurred.

In February 2005, the Company renounced exploration expenditures of $179,625 to flow-through shareholders and reduced share capital by $63,982 representing the tax benefit of the tax deduction renounced to these shareholders.

Pursuant to a public offering, on December 6, 2005, the Company issued 2,564,000 units at a price of $0.25 per unit for total consideration of $641,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.40 per share until December 6, 2006. In addition, a total of 256,400 agent options were issued as commission. Each option ("Series A") entitles the holder to purchase one common share at a price of $0.25 per share up to December 6, 2006, and one share purchase warrant. Each warrant entitles the agent to purchase one additional common share at a price of $0.40 per share up to December 6, 2006.

Under the same offering, the Company issued 1,379,000 flow-through shares of a price of $0.25 per share for total consideration of $344,750. In addition, the Company issued a total of 137,900 agent's options as commission. Each option ("Series B") entitles the holder to purchase one common share at a price of $0.25 per share up to December 6, 2006.

The Company paid an aggregate commission of $78,860 on the public offering plus expenses of $17,179.

c) Stock Options

On October 15, 2004, the Company adopted a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company at prices to be determined and for a term not in excess of five years. The weighted average tax value.

On March 31, 2005, the Company granted options to purchase up to 775,000 common shares at a price of $0.25 per share exercisable for a period of five years. As at December 31, 2005, no options had been exercised.

5. CAPITAL STOCK (Continued)

c) Stock Options (Continued)

The fair value of the stock options granted was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: no dividend yield, expected volatility of 119%, risk free interest rate of 2.75%, and an expected life of five years. The fair value of options granted was calculated at $0.06 per share. An amount of $44,300 was credited to contributed surplus, representing the aggregate fair value of the stock options granted.

d) Share Purchase Warrants and Options

As at December 31, 2005, the following share purchase warrants were outstanding:

NUMBER OUTSTANDING	EXERCISE PRICE	EXPIRY DATE
2,564,000	$ 0.40	December 2006

As at December 31, 2005, the following broker agent options (Note 5(b)) were outstanding:

	NUMBER OUTSTANDING	EXERCISE PRICE	EXPIRY DATE
Series A	256,400	$ 0.25	December 6, 2006
Series B	137,940	$ 0.25	December 6, 2006

6. RELATED PARTY TRANSACTIONS

During the period ended December 31, 2005, the Company paid or accrued management fees of $45,000 to a director of the Company (December 31, 2004 - $25,000). Of the amount paid in 2004, $15,000 was paid by the issuance of 300,000 common shares of the Company at a price of $0.05 per share.

LA QUINTA RESOURCES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

7. INCOME TAXES

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2005	2004
Statutory rate	34%	36%
Income tax recovery based upon reported loss	$ (99,788)	$ (15,174)
Non-deductible items	15,062	-
Share issue costs	(6,531)	-
Tax effect of flow-through renunciation	(63,982)	-
Unrecognized tax losses	91,257	15,174
Future income tax recovery	$ (63,982)	$ -

The significant components of the Company's future tax asset and liabilities are as follows:

	2005	2004
Operating losses	$ 105,603	$ 15,174
Resources deductions	(42,356)	-
Share issue costs	26,123	-
	89,370	15,174
Less: Valuation allowance	(89,370)	(15,174)
Future income tax liability	$ -	$ -

As at December 31, 2005, the Company had non-capital losses of $310,637 which may be carried forward for tax purposes to reduce future taxable income. These losses expire as follows:

2014	$ 42,599
2015	268,038
	$ 310,637

LA QUINTA RESOURCES CORPORATION

FORM 51-901F – FOR THE YEAR ENDED DECEMBER 31, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 DESCRIPTION OF BUSINESS

The Board of Directors of LA QUINTA RESOURCES CORPORATION (the "Company", or "La Quinta") is pleased to present to its shareholders a summary of the Company's activities for the year ended December 31, 2005, and any other pertinent events subsequent to that date up to and including April 5, 2006.

The following information should be read in conjunction with the audited consolidated financial statements and related notes, which are prepared in accordance with Canadian generally accepted accounting principles.

The Company is a "reporting" company in the provinces of British Columbia, Alberta and Ontario. Its common shares are listed on the TSX Venture Exchange under the trading symbol "LAQ". The Company is in the business of exploring for precious metals. Currently, both the Company's properties are in British Columbia, although management also has a mandate to review international projects as well.

OVERALL PERFORMANCE

Since incorporation in August of 2004, the Company has optioned a 60% interest in two gold properties in the Southeastern part of British Columbia, namely the Howell and the Crowsnest properties. Both properties have had extensive previous exploration work by major mining companies and management feel they continue to hold significant uncapped potential.

During the last fiscal year the Company completed its initial public offering and was listed for trading on the Toronto Venture Exchange.

Beyond the exploration and development success at the Howell or Crowsnest properties, there are several factors that could impact the Company going forward, either positively, or negatively. These include the state of the world economy and the demand for metals. Any economic declines would cause metal prices to decline that may negatively impact the value of the Company's exploration properties. These factors are beyond the control of the Company.

SELECTED ANNUAL INFORMATION

	December 31, 2005	December 31, 2004
Net Loss	$(229,513)	$(42,599)
Net Loss per share basic and diluted	$(0.05)	$(0.01)
Total Assets	$974,198	$302,458
Total Long-term Debt	$nil	$nil
Cash dividends per share	$nil	$nil

The accounts of the Company for all of the periods were prepared in accordance with Canadian Generally Accepted Accounting Principles. The increase in total assets reflects the closing of the Company's Initial Public Offering in December of 2005, that increased the Company's cash resources by $889,711. The net loss was larger in 2005 as:

- the 2004 period represents the results from the date of incorporation (August 17, 2004) to December 31, 2004 versus the full 12 months represented by the 2005 period.
- the increased legal, regulatory filing and reporting costs associated with becoming a public company that were incurred in 2005.

RESULTS OF OPERATIONS

The focus on the listing meant little exploration was conducted in 2005. The Company completed a $8,700 reconnaissance program on the Crowsnest during the year. The program included re-evaluation of a previous trench, where a chip sample along the full length of a trench intercepted 8.23 g/t over 16.5 meters, and select grab sampling. Results of the 39 samples included a high of 75,724.1 ppb gold with 7245 ppm copper and 86.6 ppm tellurium. The arithmetic averages of the samples were 4,194 ppb gold, 366 ppm copper and 4.5 ppm tellurium.

The purpose of the 2005 program was to better understand the orientation of the mineralisation in the discovery trench and has allowed for the planning of a $100,000 exploration program for 2006 consisting of further trenching in the area of interest.

On the Howell property, some additional claims were added to the property in 2006. The 2006 exploration program will highlight drilling in areas of interest as determined by the Company's airborne geophysical survey that was completed in 2004.

1.4 SUMMARY OF QUARTERLY RESULTS

Quarter-Ended	12/31/05 $	09/30/05 $	06/30/05 $	03/31/05 $	12/31/04 $
Total Income	Nil	Nil	Nil	Nil	Nil
Loss for the period	(73,778)	(33,332)	(29,009)	(93,394)	(42,599)
Basic and diluted Loss per share.	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)

Variances in Loss from quarter to quarter is caused by:

- The adoption of an accounting policy to expense stock options compensation added $44,300 to expenses in the March 31, 2005 quarter.
- The adoption of an accounting policy to reflect the effect of tax deductions lost due to the issuance of flow-through shares lead to the recognition of a future tax recovery in the March 31, 2005 quarter.
- Legal expenses increased in the June, September and December 2005 quarters as the public listing process was initiated and completed.
- Transfer agent and filing fees were higher in the March and December 2005 quarters as the underwriters agreement was entered into in March and the Company completed its listing in December 2005.

LIQUIDITY AND CAPITAL RESOURCES

The Company is in the mineral exploration and development business and is exposed to a number of risks and uncertainties inherent in the resource exploration and extraction industry. This activity is capital intensive at all stages and subject to the fluctuations in commodity prices, market sentiment, currencies, inflation and other risks. The Company currently has no sources of revenue, and relies primarily on equity financings to fund its exploration, development and administrative activities. Material increases or decreases in liquidity will be substantially determined by the success or failure of its exploration and development activities, as well as its continued ability to raise capital. The Company is not aware of any trends, demands, commitments, events or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future, other than normal expected operating and administrative costs.

As of the date of this management discussion and analysis, the Company has a working capital surplus of approximately $700,000.

Our current working capital commitments include $7,000 per month for management and consulting fees. Additional general and administrative costs are budgeted at approximately $12,600 per month. Total general and administrative costs for the balance of 2006 are budgeted to be $176,400.

The Company's current property payments and budgeted work commitments for the remainder of fiscal 2006 are summarized as follows:

	Howell	Crowsnest
Property payment	$12,500	$17,500
Budgeted exploration costs	$364,500	$100,000
Total net cash requirements	$377,000	$117,500

Given the current working capital of $700,000, the Company will require additional funding prior to December 31, 2006 in order to maintain and expand its property interests and continue with a sensible and measured program of exploration on the current properties and new properties considered by management to be worthy.

1.6 FOURTH QUARTER RESULTS

During the fourth quarter the Company successfully completed its initial public offering raising $889,711 net of expenses for the Company's treasury. These funds will be sufficient for the phase 1 programs planned for 2006 on both the Howell and Crowsnest properties although additional funding will be sought to cover any new acquisitions and increases in general and administration expenses.

1.7 OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements at the time of this management discussion and analysis.

1.8 RELATED PARTY TRANSACTIONS

The Company has an ongoing contract with the President that he be paid $5,000 per month for management services. Three months of management fees were forgiven by the President in 2005.

There are no other related party contracts.

1.9 FINANCIAL INSTRUMENTS

At this time all the Company's financial instruments have short (less than 3 months) periods to maturity. The Company does not at this time have any hedging or other commodity risk control strategies in place.

1.10 CRITICAL ESTIMATES

In expensing incentive stock options we have estimated a risk free interest rate of 2.75%, a dividend yield of 0%, an expected option life of 5 years with a stock price volatility of 119 %.

In calculating the future tax benefit realized on the sale of flow through shares a tax rate of 34% was used.

The Company annually reviews the carrying value of its properties, which are currently unproven, by reference to the timing of exploration and development work, the work programs and the results achieved on the project. Where impairment occurs a charge to earnings would be made.

It should be noted that the recoverability of the amounts shown for mineral properties are dependent upon the existence of economically recoverable reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties. The amount shown represents net costs to date, less amounts depleted or written off and amounts realized from option payments received, and does not necessarily represent present or future values.

1.11 ACCOUNTING POLICIES

The Company adopted Accounting Guideline 15 (ACG 15) (Consolidation of Variable Interest Entities) effective November 1, 2004. The adoption of ACG 15 has not had a material impact on the Company.

The Company has adopted a disclosure control policy, which has been evaluated by management and found to be satisfactory in ensuring that this MD&A contains all material information about the Company.

The Company records stock option compensation expense using the Black–Scholes option pricing method.

The Company has adopted the recommendation of the Emerging Issues Committee of the CICA on flow-through shares, which requires recognition of the foregone tax benefits at the time of

renouncement, provided there is reasonable assurance the expenditure will be incurred.

Additional information is available on SEDAR at www.sedar.com. And at the Company's web site at www.La Quintaoilandgas/com

1.13 ADDITIONAL INFORMATION FOR VENTURE ISSUER'S WITHOUT SIGNIFICANT REVENUE

EXPENDITURES MADE IN THE YEAR ON MINERAL PROPERTIES

Howell Property, British Columbia

	2005 $	2004 $
Acquisition Costs		
Opening balance	4,500	-
Option payments	10,098	4,500
Closing balance	14,598	4,500
Exploration Costs		
Opening balance	102,292	-
Geophysical costs	-	76,216
Reports, maps, fees and licenses	5,796	22,879
Travel	-	3,197
Closing balance	108,088	102,292

Crowsnest Property, British Columbia

	2005 $	2004 $
Acquisition Costs		
Opening balance	12,000	-
Option payments	17,540	12,000
Closing balance	29,540	12,000
Exploration Costs		
Opening balance	8,341	-
Assay costs	909	-
Field and camp costs	6,957	-
Claim maintenance fees	160	941
Reports, maps, fees and licenses	1,222	7,400
Closing balance	17,589	8,341

1.13 ADDITIONAL INFORMATION FOR VENTURE ISSUER'S WITHOUT SIGNIFICANT REVENUE (con't)

	YEAR ENDED DECEMBER 31 2005	PERIOD FROM INCEPTION AUGUST 17 2004 TO DECEMBER 31 2004
	$	$
Expenses		
Amortization	365	-
Bank charges and interest	335	144
Management fees	45,000	20,000
Office and miscellaneous	3,970	4,178
Professional fees	119,708	16,064
Rent	9,182	2,213
Shareholder communications	13,682	-
Stock based compensation	44,300	-
Transfer, regulatory and sponsorship fees	54,798	-
Travel	2,155	-
Loss Before Income Taxes	(293,495)	(42,599)
Future Income Tax Recovery	63,982	-
Loss For The Period	(229,513)	(42,599)

Schedule of Share Capital

	As of the date of this Management Discussion and Analysis
Common Shares outstanding	9.238.000
Options outstanding	1,169,340
Warrants outstanding	2,564,000
Fully diluted share capital	12,971,340

LA QUINTA RESOURCES CORPORATION

FINANCIAL STATEMENT REQUEST FORM

Pursuant to National Instrument 51-102 *Continuous Disclosure Obligations* of the Canadian Securities Administrators, we shall deliver our annual and interim financial statements and the Management Discussion & Analysis ("MD&A") related to such financial statements to our shareholders when they request that copies be sent to them. If you wish to receive either our annual financial statements and related MD&A or our interim financial statements and related MD&A, or both, please complete the information below and mail this form or e-mail the information on this form to us at the following address:

La Quinta Resources Corporation
2000 – 1066 W. Hastings Street
Vancouver, BC V6E 3X2

Attention: Glen Watson

e-mail: Glen@laquintaresources.com

I wish to receive your:
(*Check one or both, as necessary*)

______ Annual financial statements and MD&A

______ Interim financial statements and MD&A

which should be sent to:

____
NAME (please print)

____
ADDRESS

____

____
Postal or Zip Code

To use electronic methods for communication with our shareholders, we request that you provide us with your e-mail address. Please insert your e-mail address and initial and date below to indicate your consent to receive information by e-mail instead of in paper form.

I HEREBY CONSENT to receipt of information by e-mail at the following address:

____
e-mail address

Initial: ______ Date: ____________________

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

LA QUINTA RESOURCES CORPORATION
(Name of Company)

TO BE HELD AT #1710 – 1177 West Hastings Street, Vancouver, B.C.
(Location of Meeting)

ON Friday *(Day of week)* **June 16,** *(Month/day)* **2006** *(Year)* **at 10:00 a.m.** *(Time of Meeting)*

The undersigned member ("Registered Shareholder") of the Company hereby appoints GLENN WATSON, a Director of the Company, or failing this person, **MALCOLM SWALLOW,** a Director of the Company, or in the place of the foregoing,

____

(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To determine the number of Directors at **four (4)**			N/A
2. To elect as Director, **GLEN WATSON**		N/A	
3. To elect as Director, **MALCOLM SWALLOW**		N/A	
4. To elect as Director, **DUSTIN HENDERSON**		N/A	
5. To elect as Director, **BILL MORTON**		N/A	
6. Appointment of **MORGAN & COMPANY** as Auditor of the Company		N/A	
7. To approve an ordinary resolution for the renewal of the Company's Stock Option Plan			N/A
8. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

SHAREHOLDER SIGN HERE: ____________________

DATE SIGNED: ____________________

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 510 Burrard Street, Third Floor, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.webvote.pctc.com

Request for Voting Instructions ("VIF")

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
La Quinta Resources Corporation
TO BE HELD AT #1710 – 1177 WEST HASTINGS STREET
VANCOUVER, B.C.
ON FRIDAY, JUNE 16, 2006, AT 10:00 A.M.

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. To determine the number of Directors at FOUR			N/A
2. To elect as Director, GLEN WATSON		N/A	
3. To elect as Director, MALCOLM SWALLOW		N/A	
4. To elect as Director, DUSTIN HENDERSON		N/A	
5. To elect as Director, BILL MORTON		N/A	
6. Appointment of MORGAN AND COMPANY as auditors of the Company		N/A	
7. To approve an ordinary resolution for the renewal of the Company's Stock Option Plan;			N/A
8. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions;			N/A

Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.

IF YOU WISH TO:

A) VOTE IN PERSON AT THE MEETING or

B) APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXYHOLDERS NAMED IN THE MEETING MATERIAL TO VOTE ON YOUR BEHALF,

PRINT THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in completing this form, please contact enter name of CSR here at PCTC at 604-689-9853.

INSTRUCTIONS FOR COMPLETION OF VIF

1. ***If this VIF is signed and the form is not marked otherwise***, the securities will be voted in favour of each matter identified in the notice of meeting.
2. ***If this VIF is not dated in the space provided***, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.
3. This VIF confers ***discretionary authority to vote on such other business*** as may properly come before the meeting or any adjournment thereof.
4. This VIF should be read in conjunction with the accompanying notice of meeting and information circular.
5. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.
6. If these voting instructions are given on behalf of a body corporate, set out the ***full legal name of the body corporate, the name and position of the person giving voting instructions*** on behalf of the body corporate and the address for service of the body corporate.
7. To be represented at the Meeting, ***VIFs must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.***

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at **https://webvote.pctc.com**. ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683)**. ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR PROXY BY MAIL OR FAX to Pacific Corporate Trust Company

510 Burrard Street, Third Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144. ***Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by internet or telephone.***



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Number: BC0702100


CERTIFIED A TRUE COPY
SOLICITOR

CERTIFICATE
OF
INCORPORATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that LA QUINTA RESOURCES CORPORATION was incorporated under the Business Corporations Act on August 17, 2004, at 12:52 PM Pacific Time.



Issued under my hand at Victoria, British Columbia
On August 17, 2004



JOHN S. POWELL
Registrar of Companies
Province of British Columbia
Canada


CERTIFIED A TRUE COPY
SOLICITOR

LA QUINTA RESOURCES CORPORATION
(the "Company")

The Company has as its articles the following articles.



Full name and signature of each incorporator	Date of signing
LEE SCOTT TUPPER	August 17 2004

Incorporation number: *BC0702100*

LA QUINTA RESOURCES CORPORATION

(the "Company")

ARTICLES

1. INTERPRETATION

1.1 Definitions

In these Articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) "*Business Corporations Act*" means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3) "legal personal representative" means the personal or other legal representative of the shareholder;

(4) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(5) "seal" means the seal of the Company, if any.

1.2 *Business Corporations Act* and *Interpretation Act* Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

2. SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the *Business Corporations Act*, determined by the directors.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. Issue of Shares

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

  (a) past services performed for the Company;

  (b) property;

  (c) money; and

(2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. SHARE REGISTERS

4.1 Central Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain in British Columbia a central securities register. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

5. SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1) a duly signed instrument of transfer in respect of the share has been received by the Company;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

7. PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3 Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

8. BORROWING POWERS

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9. ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may by special resolution:

(1) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4) if the Company is authorized to issue shares of a class of shares with par value:

  (a) decrease the par value of those shares; or

  (b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6) alter the identifying name of any of its shares; or

(7) otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act*.

9.2 Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may by special resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3 Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4 Other Alterations

If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10. MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

10.5 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) the setting of the remuneration of an auditor;

(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1) the quorum is one person who is, or who represents by proxy, that shareholder, and

(2) that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

  (a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

  (b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.18 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies

the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must:

    (a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

    (b) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2) if a representative is appointed under this Article 12.5:

    (a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

    (b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the

authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints *[name]* or, failing that person, *[name]*, as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on *[month, day, year]* and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): ____________________

Signed *[month, day, year]*

____
[Signature of shareholder]

____
[Name of shareholder—printed]

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. DIRECTORS

13.1 First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the *Business Corporations Act*. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;

(2) if the Company is a public company, the greater of three and the most recently set of:

  (a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

  (b) the number of directors set under Article 14.4;

(3) if the Company is not a public company, the most recently set of:

  (a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

  (b) the number of directors set under Article 14.4.

13.2 Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the *Business Corporations Act*;

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3) with respect to first directors, the designation is otherwise valid under the *Business Corporations Act*.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. ALTERNATE DIRECTORS

15.1 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in

the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2) the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4) the alternate director ceases to be qualified to act as a director; or

(5) his or her appointor revokes the appointment of the alternate director.

15.8 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. POWERS AND DUTIES OF DIRECTORS

16.1 Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17. DISCLOSURE OF INTEREST OF DIRECTORS

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act*.

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act.*

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. PROCEEDINGS OF DIRECTORS

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board, the president, if any, if the president is a director; or

(3) any other director chosen by the directors if:

(a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director or alternate director, as the case may be, has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. EXECUTIVE AND OTHER COMMITTEES

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

  (a) the power to fill vacancies in the board of directors;

  (b) the power to remove a director;

  (c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

  (d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times as the directors may require.

19.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

19.5 Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. OFFICERS

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors

thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. INDEMNIFICATION

21.1 Definitions

In this Article 21:

(1) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

  (a) is or may be joined as a party; or

  (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3) "expenses" has the meaning set out in the *Business Corporations Act*.

21.2 Mandatory Indemnification of Directors and Former Directors

Subject to the *Business Corporations Act*, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3 Indemnification of Other Persons

Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

21.4 Non-Compliance with *Business Corporations Act*

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;

(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. DIVIDENDS

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23. DOCUMENTS, RECORDS AND REPORTS

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act*.

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. NOTICES

24.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

(a) for a record mailed to a shareholder, the shareholder's registered address;

(b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

(a) for a record delivered to a shareholder, the shareholder's registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient.

24.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was

addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

  (a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

  (b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25. SEAL

25.1 Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To

enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. PROHIBITIONS

26.1 Definitions

In this Article 26:

(1) "designated security" means:

 (a) a voting security of the Company;

 (b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

 (c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2) "security" has the meaning assigned in the *Securities Act* (British Columbia);

(3) "voting security" means a security of the Company that:

 (a) is not a debt security, and

 (b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2 Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

LA QUINTA RESOURCE CORPORATION : http://www.laquintaresources.com/ : *News Releases*

May 03, 2006

La Quinta Acquires Multiple Gold-Silver Target Area at Orofino Near Hermosillo, Sonora, Mexico

News Release No. 06-02

La Quinta is pleased to announce that it has entered into a Letter of Intent to acquire by way of option a 100% interest in the Orofino gold property located in Sonora, Mexico

The Orofino gold property totaling some 413.54 Hectares has at least six major surface gold occurrences: The Orofino Pit, the Creston Fault Zone, the El Gato Area, the El Quelitoso Pit, and the La Perla-La Perlita Pit areas. These areas have been worked for high grade gold in the past and the vendors of the property have heap leached approximately 60,000 tonnes of broken mineralized material that was reported to have contained approximately 7.0 g/t gold giving clear indication of the potential of the project area.

The mineralization on the property consists of gold and silver bearing quartz-carbonate veinlets and veins occupying and crossing brecciated fault zones and shears hosted by andesite and diorite volcanics and intrusives and dacite dikes and sills. Prior drilling by others beneath the Orofino pit encountered 3.89g/t gold and 2.54 g/t silver over a true thickness of 8.0 metres. Similarly, earlier exploration work in the late nineties included some wide spaced drilling, including: a hole drilled 50 metres north of the La Perla Pit intersected 7.6 metres averaging 2.54 g/t gold and 71.3 g/t silver within altered andesite; plus drilling on the Creston Fault Zone encountered gold up to 1.0 g/t over zones approximately 10 metres wide. Also channel samples in the El Gato Area of highly altered rocks, are reported to have returned assays of over 50.0 g/t gold.

Mineral exploration by Minera Teck indicated that there are several areas on the property with a potential for low grade (heap-leachable) gold silver mineralization. The Creston Fault Zone is over 1,600 metres long and a colour anomaly indicates that for most of its length it is mineralized. It has not been possible for the Company to confirm any of the above numbers; however, it has recently dispatched Marv Mitchell, a Professional Geologist to carry out a short sampling program and compile a 43-101 compliant report on the property.

Separately, MJA Swallow, P. Eng., a director of the Company, visited the property in March of this year and took four grab samples including one sample from the La Perla Pit grading 7.49 gpt Gold and 441 gpt Silver across approximately 2 metres of the principle structure in the pit. Also a high grade sample was taken from a separate structure some 1400 metres from the La Perla Pit grading 14.55 gpt gold and 142 gpt Silver. The other two grabs taken, produced much lower values at 0.43 gpt Au and 15.7 gpt Ag and 0.132 and 14.8gpt Ag respectively. All four of these grabs should be considered speculative in nature, but are indicative of some of the potential for the project area.

The Letter of Intent and subsequent Option to Purchase Agreement for the acquisition of the 413.54 Hectare group of claims from the Vendors are subject to Toronto Venture Exchange approval and the Company's due diligence process. The basic terms of the

agreement are for a sixty day due diligence period, then a staged Option to purchase the Property over 5 years for a total purchase price of 1,000,000 shares of La Quinta, cash payments of US$520,000, qualifying Earn In Expenditures of $150,000 and a 2% NSR payable to the Vendors with 1% purchasable at any time for $1 US million. Details of the payment schedule are as follows:

TIME PERIOD	CASH PAYMENT (US$)	SHARE PAYMENT	EARN-IN WORK (US$)
On signing	$20,000		
60 days	$20,000	100,000 shares	
Six months	$15,000		$50,000
Year one	$35,000	100,000 shares	$100,000
Year two	$62,500	200,000 shares	
Year three	$75,000	200,000 shares	
Year four	$100,000	200,000 shares	
Year five	$192,500	200,000 shares	
TOTAL	$520,000	1,000,000 shares	$150,000

Assay Method, Location and Quality Control and Assurance

The four grab samples listed above were taken under Mr. Swallow's supervision and control, and were assayed by ALS Chemex of Vancouver, by standard fire assay techniques. Quality Control and Assurance relied on the chain of custody of the samples and the independent lab's standard procedures of inserting their standards into the batch. La Quinta will include its own QA/QC protocols in all future work. MJA Swallow, P.Eng., is the Qualified Person (as defined in NI 43-101) who has reviewed this news release.

La Quinta Resources is a junior exploration Company listed on the TSXV under the symbol LAQ. The Company's aim is to add shareholder value by growing its resource base through both exploration of its two high quality BC properties and acquisition of other highly prospective near production assets such as the Orofino property in Mexico.

ON BEHALF OF THE BOARD

Glen R. Watson

Glen R Watson
President and CEO

To contact La Quinta Resources Corp.
Call - Glen Watson,

Phone: 604-601-8432.
Toll Free: 1-877-891-4653
Email:info@laquintaresources.com
Web site: www.laquintaresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

---- 66 ----

For more information, send questions and comments to info@laquintaresources.com

This page was created on Fri Jun 9, 2006 at 7:54:27 AM Pacific Time.

LA QUINTA RESOURCE CORPORATION : http://www.laquintaresources.com/ : *News Releases*

January 24, 2006

Crowsnest Generates High Grade Gold Results in Surface Samples.

LAQ 2006 NRI

Vancouver, B.C., January 24, 2006, La Quinta Resources Corp. (La Quinta, LAQ: TSXV) has now received the results of a prospecting and geological evaluation program completed on the Crowsnest Property in October 2005. Values as high as 75,724.1 ppb gold (2.21 ounces per ton) with 7,245 ppm copper and 86.6 ppm tellurium were obtained from a strongly silicified exposure in an existing excavator trench while a value of 44,094 ppb gold (1.29 ounces per ton), 2,256 ppm copper and 32.7 ppm tellurium was obtained from a sheared and silicified syenite. The attitude of the shear, which strikes 235o and dips to the southeast, has not been drill tested and this structure constitutes a prime target for the 2006 program. In 1999 the Crowsnest trench was chip sampled along its full length resulting in a trench intercept of 8.23 g/t over 16.5 metres (54 feet). In 1999 and 2002 several holes were completed on an interpreted northerly dip to the mineralization. The current work questions this interpretation and believes that the mineralization may be dipping to the south or southeast; in either case un-drilled.

The October program was designed to provide further definition of known gold mineralization on the Crowsnest Property outlined in 1999. Thirty-nine samples were collected and analyzed in the program, with most work completed in the Discovery Trench area. Samples from the program generated values ranging from a the highs listed above to lows near background levels at 3 ppb gold with 12 ppm copper and 0.02 ppm tellurium. Over the whole sampling program, which included hanging and footwall sampling, the arithmetic averages of the 39 samples were 4,194 ppb gold with 366 ppm copper and 4.5 ppm tellurium. The sampling was completed by J.W.(Bill) Morton P.Geo and the analytical work was completed by Acme Analytical Laboratories Ltd. of Vancouver, an ISO 9001:2000 registered facility.

Gold mineralization identified in this area was observed to be associated with intense silicification extending from a syenite intrusive into limestone. Higher gold values obtained in the current program were observed to be positively associated with copper, bismuth and tellurium.

The Crowsnest property and the nearby Howell project are under option to La Quinta from Eastfield Resources Ltd. In order to satisfy the Crowsnest option La Quinta must make payments totaling $100,000, issue 150,000 shares and complete $800,000 in work before Dec 2008. A 2006 program of trenching and drilling, budgeted at $120,000, is to commence in May.

J.W. (Bill) Morton P.Geo is the Qualified Person (as defined in NI 43-101) who has reviewed this news release.

La Quinta Resources is a junior exploration Company listed on the TSXV under the symbol LAQ. The Company's aim is to add shareholder value by growing its resource base through both exploration of its two high quality BC properties and acquisition of other highly

prospective near production assets.

On behalf of the Board of Directors

"Glen R. Watson"

Glen R. Watson, C.E.O.

To contact:
La Quinta Resources Corporation
Phone: 604-662-1722
Toll-Free: 1-877-891-4653
E-mail: info @laquintaresources.com
Website: www.laquintaresources.com

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.

-30-



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **September 27, 2005 09:45 AM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY

LA QUINTA RESOURCES CORPORATION
1710 - 1177 WEST HASTINGS STREET
VANCOUVER BC V6E 2L3
CANADA

INCORPORATION NUMBER
BC0702100

DATE OF RECOGNITION
August 17, 2004

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF RECOGNITION IN BC)
August 17, 2005

OFFICER INFORMATION AS AT August 17, 2005

Last Name, First Name, Middle Name:
HEIDI, CLAVEY JILL
Office(s) Held: (Secretary)

Mailing Address:
1626 GOLFCLUB DR.
DELTA BC V4M 4E6
CANADA

Delivery Address:
1626 GOLFCLUB DR.
DELTA BC V4M 4E6
CANADA

Last Name, First Name, Middle Name:
HENDERSON, DUSTIN

Office(s) Held: (CFO)

Mailing Address:
7292 TRONSON RD.
VERNON BC V1H 1N2
CANADA

Delivery Address:
7292 TRONSON RD.
VERNON BC V1H 1N2
CANADA

Last Name, First Name, Middle Name:
WATSON, GLEN R.

Office(s) Held: (CEO, President)

Mailing Address:
1626 GOLFCLUB DR.
DELTA BC V4M 4E6
CANADA

Delivery Address:
1626 GOLFCLUB DR.
DELTA BC V4M 4E6
CANADA

LA QUINTA RESOURCES CORPORATION

FORM 51-901F – FOR THE YEAR ENDED DECEMBER 31, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 DESCRIPTION OF BUSINESS

The Board of Directors of LA QUINTA RESOURCES CORPORATION (the "Company", or "La Quinta") is pleased to present to its shareholders a summary of the Company's activities for the year ended December 31, 2005, and any other pertinent events subsequent to that date up to and including April 5, 2006.

The following information should be read in conjunction with the audited consolidated financial statements and related notes, which are prepared in accordance with Canadian generally accepted accounting principles.

The Company is a "reporting" company in the provinces of British Columbia, Alberta and Ontario. Its common shares are listed on the TSX Venture Exchange under the trading symbol "LAQ". The Company is in the business of exploring for precious metals. Currently, both the Company's properties are in British Columbia, although management also has a mandate to review international projects as well.

OVERALL PERFORMANCE

Since incorporation in August of 2004, the Company has optioned a 60% interest in two gold properties in the Southeastern part of British Columbia, namely the Howell and the Crowsnest properties. Both properties have had extensive previous exploration work by major mining companies and management feel they continue to hold significant uncapped potential.

During the last fiscal year the Company completed its initial public offering and was listed for trading on the Toronto Venture Exchange.

Beyond the exploration and development success at the Howell or Crowsnest properties, there are several factors that could impact the Company going forward, either positively, or negatively. These include the state of the world economy and the demand for metals. Any economic declines would cause metal prices to decline that may negatively impact the value of the Company's exploration properties. These factors are beyond the control of the Company.

SELECTED ANNUAL INFORMATION

	December 31, 2005	December 31, 2004
Net Loss	$(229,513)	$(42,599)
Net Loss per share basic and diluted	$(0.05)	$(0.01)
Total Assets	$974,198	$302,458
Total Long-term Debt	$nil	$nil
Cash dividends per share	$nil	$nil

The accounts of the Company for all of the periods were prepared in accordance with Canadian Generally Accepted Accounting Principles. The increase in total assets reflects the closing of the Company's Initial Public Offering in December of 2005, that increased the Company's cash resources by $889,711. The net loss was larger in 2005 as:

- the 2004 period represents the results from the date of incorporation (August 17, 2004) to December 31, 2004 versus the full 12 months represented by the 2005 period.
- the increased legal, regulatory filing and reporting costs associated with becoming a public company that were incurred in 2005.

RESULTS OF OPERATIONS

The focus on the listing meant little exploration was conducted in 2005. The Company completed a $8,700 reconnaissance program on the Crowsnest during the year. The program included re-evaluation of a previous trench, where a chip sample along the full length of a trench intercepted 8.23 g/t over 16.5 meters, and select grab sampling. Results of the 39 samples included a high of 75,724.1 ppb gold with 7245 ppm copper and 86.6 ppm tellurium. The arithmetic averages of the samples were 4,194 ppb gold, 366 ppm copper and 4.5 ppm tellurium.

The purpose of the 2005 program was to better understand the orientation of the mineralisation in the discovery trench and has allowed for the planning of a $100,000 exploration program for 2006 consisting of further trenching in the area of interest.

On the Howell property, some additional claims were added to the property in 2006. The 2006 exploration program will highlight drilling in areas of interest as determined by the Company's airborne geophysical survey that was completed in 2004.

1.4 SUMMARY OF QUARTERLY RESULTS

Quarter-Ended	12/31/05 $	09/30/05 $	06/30/05 $	03/31/05 $	12/31/04 $
Total Income	Nil	Nil	Nil	Nil	Nil
Loss for the period	(73,778)	(33,332)	(29,009)	(93,394)	(42,599)
Basic and diluted Loss per share.	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)

Variances in Loss from quarter to quarter is caused by:

- The adoption of an accounting policy to expense stock options compensation added $44,300 to expenses in the March 31, 2005 quarter.
- The adoption of an accounting policy to reflect the effect of tax deductions lost due to the issuance of flow-through shares lead to the recognition of a future tax recovery in the March 31, 2005 quarter.
- Legal expenses increased in the June, September and December 2005 quarters as the public listing process was initiated and completed.
- Transfer agent and filing fees were higher in the March and December 2005 quarters as the underwriters agreement was entered into in March and the Company completed its listing in December 2005.

LIQUIDITY AND CAPITAL RESOURCES

The Company is in the mineral exploration and development business and is exposed to a number of risks and uncertainties inherent in the resource exploration and extraction industry. This activity is capital intensive at all stages and subject to the fluctuations in commodity prices, market sentiment, currencies, inflation and other risks. The Company currently has no sources of revenue, and relies primarily on equity financings to fund its exploration, development and administrative activities. Material increases or decreases in liquidity will be substantially determined by the success or failure of its exploration and development activities, as well as its continued ability to raise capital. The Company is not aware of any trends, demands, commitments, events or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future, other than normal expected operating and administrative costs.

As of the date of this management discussion and analysis, the Company has a working capital surplus of approximately $700,000.

Our current working capital commitments include $7,000 per month for management and consulting fees. Additional general and administrative costs are budgeted at approximately

$12,600 per month. Total general and administrative costs for the balance of 2006 are budgeted to be $176,400.

The Company's current property payments and budgeted work commitments for the remainder of fiscal 2006 are summarized as follows:

	Howell	Crowsnest
Property payment	$12,500	$17,500
Budgeted exploration costs	$364,500	$100,000
Total net cash requirements	$377,000	$117,500

Given the current working capital of $700,000, the Company will require additional funding prior to December 31, 2006 in order to maintain and expand its property interests and continue with a sensible and measured program of exploration on the current properties and new properties considered by management to be worthy.

1.6 FOURTH QUARTER RESULTS

During the fourth quarter the Company successfully completed its initial public offering raising $889,711 net of expenses for the Company's treasury. These funds will be sufficient for the phase 1 programs planned for 2006 on both the Howell and Crowsnest properties although additional funding will be sought to cover any new acquisitions and increases in general and administration expenses.

1.7 OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements at the time of this management discussion and analysis.

1.8 RELATED PARTY TRANSACTIONS

The Company has an ongoing contract with the President that he be paid $5,000 per month for management services. Three months of management fees were forgiven by the President in 2005.

There are no other related party contracts.

1.9 FINANCIAL INSTRUMENTS

At this time all the Company's financial instruments have short (less than 3 months) periods to

maturity. The Company does not at this time have any hedging or other commodity risk control strategies in place.

1.10 CRITICAL ESTIMATES

In expensing incentive stock options we have estimated a risk free interest rate of 2.75%, a dividend yield of 0%, an expected option life of 5 years with a stock price volatility of 119 %.

In calculating the future tax benefit realized on the sale of flow through shares a tax rate of 34% was used.

The Company annually reviews the carrying value of its properties, which are currently unproven, by reference to the timing of exploration and development work, the work programs and the results achieved on the project. Where impairment occurs a charge to earnings would be made.

It should be noted that the recoverability of the amounts shown for mineral properties are dependent upon the existence of economically recoverable reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties. The amount shown represents net costs to date, less amounts depleted or written off and amounts realized from option payments received, and does not necessarily represent present or future values.

1.11 ACCOUNTING POLICIES

The Company adopted Accounting Guideline 15 (ACG 15) (Consolidation of Variable Interest Entities) effective November 1, 2004. The adoption of ACG 15 has not had a material impact on the Company.

The Company has adopted a disclosure control policy, which has been evaluated by management and found to be satisfactory in ensuring that this MD&A contains all material information about the Company.

The Company records stock option compensation expense using the Black–Scholes option pricing method.

The Company has adopted the recommendation of the Emerging Issues Committee of the CICA on flow-through shares, which requires recognition of the foregone tax benefits at the time of renouncement, provided there is reasonable assurance the expenditure will be incurred.

Additional information is available on SEDAR at www.sedar.com. And at the Company's web site at www.La Quintaoilandgas/com

1.13 ADDITIONAL INFORMATION FOR VENTURE ISSUER'S WITHOUT SIGNIFICANT REVENUE

EXPENDITURES MADE IN THE YEAR ON MINERAL PROPERTIES

Howell Property, British Columbia

	2005 $	2004 $
Acquisition Costs		
Opening balance	4,500	-
Option payments	10,098	4,500
Closing balance	14,598	4,500
Exploration Costs		
Opening balance	102,292	-
Geophysical costs	-	76,216
Reports, maps, fees and licenses	5,796	22,879
Travel	-	3,197
Closing balance	108,088	102,292

Crowsnest Property, British Columbia

	2005 $	2004 $
Acquisition Costs		
Opening balance	12,000	-
Option payments	17,540	12,000
Closing balance	29,540	12,000
Exploration Costs		
Opening balance	8,341	-
Assay costs	909	-
Field and camp costs	6,957	-
Claim maintenance fees	160	941
Reports, maps, fees and licenses	1,222	7,400
Closing balance	17,589	8,341

1.13 ADDITIONAL INFORMATION FOR VENTURE ISSUER'S WITHOUT SIGNIFICANT REVENUE (con't)

	YEAR ENDED DECEMBER 31 2005	PERIOD FROM INCEPTION AUGUST 17 2004 TO DECEMBER 31 2004
	$	$
Expenses		
Amortization	365	-
Bank charges and interest	335	144
Management fees	45,000	20,000
Office and miscellaneous	3,970	4,178
Professional fees	119,708	16,064
Rent	9,182	2,213
Shareholder communications	13,682	-
Stock based compensation	44,300	-
Transfer, regulatory and sponsorship fees	54,798	-
Travel	2,155	-
Loss Before Income Taxes	(293,495)	(42,599)
Future Income Tax Recovery	63,982	-
Loss For The Period	(229,513)	(42,599)

Schedule of Share Capital

	As of the date of this Management Discussion and Analysis
Common Shares outstanding	9.238.000
Options outstanding	1,169,340
Warrants outstanding	2,564,000
Fully diluted share capital	12,971,340

Pacific Corporate Trust Company









RECEIVED
2006 JUN 27 P 2:-0
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

LA QUINTA RESOURCES CORPORATION - COMMON SHARES

LIST OF REGISTERED MEMBERS
AS OF RECORD May 8, 2006

SORT BY NAME

ALL HOLDERS

ALL POSTAL CODES

CTRY CODE FROM : TO ZZZ

NO FLAG SPECIFIED

NO FLAG SPECIFIED

ALL SHARE AMOUNTS

ALL RESTRICTION CODES

EFFECTIVE DATE : 2006/05/08

INCLUDE: CURRENT HOLDERS

AS OF : 2006/05/08 LA QUINTA RESOURCES CORPORATION - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
JEFFREY SCOTT BENDING 2110 LAMERSTON AVE WEST VANCOUVER BC V7V 2V6	60,000
CDS & CO (NCI) PO BOX 1038 STN A 25 THE ESPLANADE TORONTO ON M5W 1G5	5,097,000
HEIDI JILL CLAVEY 1626 GOLFCLUB DR DELTA BC V4M 4E6	100,000
EASTFIELD RESOURCES LTD 325 HOWE ST STE 110 VANCOUVER BC V6C 1Z7	24,000
SHARON D FARNYA 8411 GREENFIELD DR RICHMOND BC V7A 4M2	50,000
PATRICIA SETON FORBES 1068 SCANTLINGS VANCOUVER BC V6H 3N8	150,000
DUSTIN HENDERSON 105 - 4710 31ST SREET VERNON BC V1T 5J9	1,200,000
DOROTHY HOFFERT 203 - 1476 W 10TH AVE VANCOUVER BC V6H 1J9	25,000
ERIC GREG HONSINGER 148 EAST 17TH AVE VANCOUVER BC V5V 1A4	50,000
DIONNE LANE 3103 ALLENBY WAY VERNON BC V1T 8Z2	50,000
IAN MACLEAN 1918 CREELMAN AVE VANCOUVER BC V6J 1B9	10,000
JAMES W MORTON C/O MINCORD EXPLORATION 110 - 325 HOWE ST VANCOUVER BC V6C 1Z7	90,000
MUSKATEER ENTERPRISES LTD 1626 GOLFCLUB DR DELTA BC V4M 4E6	1,040,000

AS OF : 2006/05/08 LA QUINTA RESOURCES CORPORATION - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
SWALLOW SERVICES LTD 8719 252 ST LANGLEY BC V1M 3P1	405,000
MALCOLM SWALLOW 8719 252ND ST LANGLEY BC V1M 3P1	225,000
UNION SECURITIES LTD 900 - 700 W GEORGIA ST VANCOUVER BC V7Y 1J7	230,000
GLEN WATSON 1626 GOLFCLUB DR DELTA BC BC V4M 4E6	432,000

** BREAK TOTAL HOLDER TOTALS 17 9,238,000

AS OF : 2006/05/08 LA QUINTA RESOURCES CORPORATION - COMMON SHARES

HOLDER NAME AND ADDRESS			HOLDINGS
*** GRAND TOTAL	HOLDER TOTALS	17	9,238,000
OUT OF	HOLDER TOTALS	17	9,238,000
	CANADIAN	17	9,238,000

CERTIFIED CORRECT



Per: ______________________
Authorized Officer
PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street 2nd Floor
Vancouver BC V6C 3B9
T 604 689 9853

T 604 689 9853
F 604 689 8144



LA QUINTA RESOURCES CORPORATION

FINANCIAL STATEMENTS

March 31, 2006 AND 2005

LA QUINTA RESOURCES CORPORATION
BALANCE SHEET
As of March 31, 2006 and 2005
Unaudited

	March 31 2006	March 31 2005
ASSETS		
Current		
Cash and equivalents	$ 661,620	$ 80,162
GST Recoverable	13,608	1,167
Prepaid expenses	7,169	2,069
	682,397	83,398
Capital Assets (net)	2,071	-
Mineral Properties and Deferred Exploration Expenditures (Note 3)	169,815	129,457
	$ 854,283	$ 212,855
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable	$ 73	$ 5,719
Future Income Tax	$ 20,719	$ 58,311
Total Liabilities	$ 20,792	$ 64,030
Shareholders' equity		
Capital stock (Note 4)	$ 1,017,498	240,518
Contributed surplus	44,300	44,300
Deficit	(228,307)	(135,993)
	$ 833,491	$ 148,825
	$ 854,283	$ 212,855

Nature and continuance of operations (Note 1)

Approved on Behalf of the Board:

"Glen Watson"	*" Dustin Henderson"*
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

LA QUINTA RESOURCES CORPORATION.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
THREE MONTHS ENDED MARCH 31, 2006 and 2005
Unaudited

	2006	2005
EXPENSES		
Amortization	$ -	$ -
Bank charges and interest	84	51
Geological property assessments	18,897	-
Management fees	15,000	15,000
Office and miscellaneous	1,294	300
Professional fees	9,000	6,000
Rent	808	3,331
Shareholder communications	1,074	
Stock based compensation	-	44,300
Transfer, regulatory and sponsorship fees	6,414	27,928
Travel and conferences	5,634	2,155
Loss before income taxes	$ 58,205	$ 99,065
Future Income Tax Recovery		
Gain realized on future income taxes	$ 102,010	$ 5,671
Gain (loss) for the period	$ 43,805	$ (93,394)
Deficit, beginning of period	$ (272,112)	$ (42,599)
Deficit, end of period	$ (228,307)	$ (135,993)
Basic earnings (loss) per share	$ 0.01	$ (0.02)
Weighted average number of shares outstanding during the period	9,238,000	5,255,000

The accompanying notes are an integral part of these consolidated financial statements.

LA QUINTA RESOURCES CORPORATION.
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2006 and 2005
Unaudited

		2006		2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) from operations	$	43,805	$	(93,394)
Items not affecting cash:				
Gain on realization of future tax effects of flow through shares		(102,010)		(5,671)
Stock-based compensation				44,300
Changes in non-cash working capital items:				
Increase in prepaid expenses and deposits		(1,985)		(1,697)
Increase (decrease) in accounts payable and accrued liabilities		(61,708)		(34,838)
Net cash provided by operating activities		(121,898)		(91,300)
CASH FLOWS FROM INVESTING ACTIVITIES				
Deferred exploration	$	-	$	(2,324)
Net cash used in investing activities	$	-	$	(2,324)
Change in cash and equivalents during the period	$	(121,898)	$	(93,624)
Cash and equivalents, beginning of period	$	783,518	$	173,786
Cash and equivalents, end of period	$	661,620	$	80,162
Cash paid during the period for:				
Interest	$	-	$	-
Income taxes		-		-

Significant non-cash transaction of the Company during the period ended March 31, 2006:

a) Recognized benefit of flow-through tax shares of $122,731. (see note 4)

The accompanying notes are an integral part of these consolidated financial statements.

LA QUINTA RESOURCES CORPORATION.
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2006
Unaudited

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on August 17, 2004 under the British Columbia Company Act and its principal business activities include the acquiring and developing of mineral properties, began on that date.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production. The Company is considered to be in the development stage as it has not yet earned significant revenues.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge it liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing, to commence profitable operations in the future, and to achieve a favourable outcome of its contingencies.

	March 31 2006		March 31 2005
Working capital		$	77,279
Deficit			(15,137)

2. BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year or the preceding period. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's audited financial statements as at and for the year ended December 31, 2004. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

LA QUINTA RESOURCES CORPORATION.
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2006
Unaudited

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Howell Property, British Columbia	$122,686
Crowsnest Property, British Columbia	$ 47,129

Howell Property, British Columbia

On August 17, 2004, the Company accepted assignment of an option on the Howell property, from a company with a common director, under which the Company can earn a 60% interest in the mineral property by paying cash acquisition costs of $220,000 over 4 years, issuing 150,000 common shares and incurring exploration expenditures of $900,000 over 4 years. The schedule of commitments is as follows:

DATE	CASH PAYMENT	SHARES TO BE ISSUED	EXPENDITURE
ON SIGNING	$2,500 (PAID)	20,000 (ISSUED)	-
BY AUGUST 4, 2005	$5,000 (PAID)	20,000 (ISSUED)	$100,000 (MADE)
BY AUGUST 4, 2006	$12,500	20,000	$100,000
BY AUGUST 4, 2007	$20,000	20,000	$100,000
BY DECEMBER 31, 2008	$180,000	70,000	$600,000
	$220,000	150,000	$900,000

Acquisition Costs	
Balance, beginning of period	$14,598
Option payments	-
Balance, end of period	$14,598
Exploration Costs	
Balance, beginning of period	$108,088
Engineering and other costs	-
Balance, end of period	$108,088
Balance, end of period	$122,686

Crowsnest Property, British Columbia

On August 17, 2004, the Company entered into an assignment of an option agreement with respect to the Crowsnest claims, from a company with a common director, under which the Company can earn up to a 60% interest in the claims by paying cash acquisition costs of $100,000 over 4 years, issuing 150,000 common shares and incurring $800,000 of exploration expenditures on the claims. The schedule of commitments is as follows:

DATE	CASH PAYMENT	SHARES TO BE ISSUED	EXPENDITURE
ON SIGNING	$10,000 (PAID)	20,000 (ISSUED)	-
BY JULY 31, 2005	$7,500 (PAID)	-	-
BY AUGUST 4, 2005	$5,000 (PAID)	20,000 (ISSUED)	$10,000 (MADE)
BY JULY 31, 2006	$12,500	-	-
BY AUGUST 4, 2006	$5,000	20,000	$100,000
BY AUGUST 4, 2007	$20,000	20,000	$100,000
BY AUGUST 4, 2008	$40,000	70,000	$590,000
	$100,000	150,000	$800,000

Acquisition Costs	
Balance, beginning of period	$29,540
Option payments	-
Balance, end of period	$29,540
Exploration Costs	
Balance, beginning of period	$17,589
Engineering and other costs	-
Balance, end of period	$17,589
	$47,129

4. CAPITAL STOCK

Authorized:

Unlimited common shares without par value

Issued:

	Number of Shares	Share Amount	Contributed Surplus
Shares issued for cash	2,133,750	$ 95,875	
Flow-through shares issued for cash	2,671,250	$179,625	
Shares issued for services	360,000	$ 21,000	
Shares issued for debt	50,000	$ 5,000	
Shares issued for mineral properties	40,000	$ 4,000	
Balance, December 31, 2004	5,255,000	$304,500	
Recognize tax benefit realized on renunciation of flow through shares	-	$(63,982)	
Share issue costs	-	$(96,039)	
Shares issued for cash	2,564,000	$641,000	
Flow through shares issued for cash	1,379,000	$344,750	
Shares issued for property	40,000	$ 10,000	
Balance, December 31, 2005	9,238,000	$1,140,229	
Income tax benefit renounced	-	$(122,731)	
Balance, March 31, 2005	9,238,000	$1,017,498	

Flow-through shares

In the period, the Company renounced exploration expenditures to its flow-through shareholders and has recorded the tax effect of these shares in accordance with generally accepted accounting principles. The Company has $410,000 of unexpended flow-through monies to expend on its properties in 2006.

Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the Company granted 775,000 options, subject to regulatory approval, on March 31, 2005 at an exercise price of $0.25 per shares, and an expiry date of March 30, 2010.

5. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties during the period:

a) Paid or accrued management fees of $15,000 to a director of the Company.
b) Paid or accrued record keeping fees of $3,000 to an officer of the Company.

FORM 51-901F
QUARTERLY REPORT

RECEIVED
2005 JUN 27 P 2:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Incorporated as part of: X Schedule A
Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER La Quinta Resources Corporation

ISSUER'S ADDRESS #1400-400 Burrard Street
Vancouver, B.C. V6C 3G2

ISSUER TELEPHONE NUMBER (604) 643-1722

CONTACT PERSON Greg Amor

CONTACT'S POSITION Controller

CONTACT TELEPHONE NUMBER (604) 331-1757

CONTACT E-MAIL ADDRESS greg@derekoilandgas.com

WEBSITE ADDRESS www.laquintaresources.com

FOR QUARTER ENDED September 30, 2005

DATE OF REPORT November 21, 2005

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THAT THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Glen Watson"	Glen Watson	2005/11/21
DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED (YY/MM/DD)
"Dustin Henderson"	Dustin Henderson	2005/11/21
DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED (YY/MM/DD)

La Quinta Resources Corporatin

Notice Pursuant to Part 4.3 (3) of the National Instrument 51-102
Continuous Disclosure Obligations

The 2005 Nine Month report of Derek Oil and Gas Corporation filed for the three and nine months ended September 30, 2005, has been prepared by management without review by our auditors. These unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Generally Accepted Accounting Principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

Date: November 21, 2005

"Signed"
Name: Dustin Henderson
Chief Financial Officer
La Quinta Resources Corporation

LA QUINTA RESOURCES CORPORATION
QUARTERLY FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2005

LA QUINTA RESOURCES CORPORATION
BALANCE SHEET
Unaudited

	September 30 2005	December 31 2004
ASSETS		
Current		
Cash and equivalents	$ 14,246	$ 173,786
Prepaid expenses and deposits	6,315	1,539
	20,561	175,325
Mineral properties (Note 4)	38,088	16,500
Deferred Exploration Expenditures	113,936	110,633
	$ 172,585	$ 302,458
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable	$ 42,817	$ 40,557
Future income tax liability	10,265	-
Shareholders' equity		
Capital stock (Note 5)	244,518	340,500
Contributed surplus	44,300	
Deficit	(169,315)	(42,599)
	119,503	261,901
	$ 172,585	$ 302,458

Nature and continuance of operations (Note 1)

Approved on Behalf of the Board:

"Glen Watson"	*" Dustin Henderson"*
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

LA QUINTA RESOURCES CORPORATION.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005
Unaudited

	Three Months Ended September 30 2005	Nine Months Ended September 30 2005
EXPENSES		
Bank charges and interest	19	87
Management fees	-	30,000
Office and miscellaneous	2,607	3,267
Professional fees	29,164	52,864
Rent	857	6,759
Stock based compensation	-	44,300
Transfer, regulatory and sponsorship fees	3,675	41,001
Travel and related costs	-	2,155
Loss from operations	$ (36,322)	$ (180,433)
OTHER ITEMS		
Gain realized on future income taxes	$ 3,000	$ 53,717
Net income (loss) for the period	$ (33,322)	$ (126,716)
Deficit, beginning of period	$(135,993)	$ (42,599)
Deficit, end of period	$(169,315)	$ (169,315)
Basic and fully diluted loss per share	$ (0.01)	$ (0.02)
Weighted average number of shares outstanding during the period	5,295,000	5,255,000

The accompanying notes are an integral part of these consolidated financial statements.

LA QUINTA RESOURCES CORPORATION.
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005
Unaudited

	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (loss) from operations	$ (33,322)	$ (126,716)
Items not affecting cash:		
Gain on realization of future tax effects of flow through shares	$ (3,000)	$ (53,717)
Stock-based compensation	-	44,300
Changes in non-cash working capital items:		
Increase in prepaid expenses and deposits	(100)	(4,776)
Increase (decrease) in accounts payable and accrued liabilities	17,931	2,260
Net cash provided by operating activities	(18,491)	(138,649)
CASH FLOWS FROM INVESTING ACTIVITIES		
Deferred exploration	(979)	(3,303)
Acquistion of mineral properties	(17,588)	(17,588)
Net cash used in investing activities	(18,567)	(20,891)
Change in cash and equivalents during the period	(37,058)	(159,540)
Cash and equivalents, beginning of period	51,304	173,786
Cash and equivalents, end of period	14,246	14,246

Significant non-cash transaction of the Company during the period ended September 30, 2005:

a) Recognized benefit of flow-through tax shares of $82,627. (see note 4)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on August 17, 2004 under the British Columbia Company Act and its principal business activities include the acquiring and developing of mineral properties, began on that date.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge it liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing, to commence profitable operations in the future, and to achieve a favourable outcome of its contingencies.

	September 30 2005	December 31 2004
Working capital	$ (22,256)	$ 134,768
Deficit	(169,315)	(42,599)

2. BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year or the preceding period. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's audited financial statements as at and for the year ended December 31, 2004. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented. As the Company was incorporated in August 2004, no comparative information for September 30, 2004 has been provided as it would not be meaningful.

LA QUINTA RESOURCES CORPORATION.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
Unaudited

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Howell Property, British Columbia	$115,922
Crowsnest Property, British Columbia	$ 36,102

Howell Property, British Columbia

On August 17, 2004, the Company accepted assignment of an option on the Howell property, from a company with a common director, under which the Company can earn a 60% interest in the mineral property by paying cash acquisition costs of $220,000 over 4 years, issuing 150,000 common shares and incurring exploration expenditures of $900,000 over 4 years. The schedule of commitments is as follows:

DATE	CASH PAYMENT	SHARES TO BE ISSUED	EXPENDITURE
ON SIGNING	$2,500 (PAID)	20,000 (ISSUED)	-
BY AUGUST 4, 2005	$5,000 (PAID)	20,000 (ISSUED)	$100,000 (MADE)
BY AUGUST 4, 2006	$12,500	20,000	$100,000
BY AUGUST 4, 2007	$20,000	20,000	$100,000
BY DECEMBER 31, 2008	$180,000	70,000	$600,000
	$220,000	150,000	$900,000

Acquisition Costs	
Balance, beginning of period	$ 4,500
Option payments	7,048
Balance, end of period	$ 11,548
Exploration Costs	
Balance, beginning of period	$102,292
Engineering costs	2,082
Balance, end of period	$104,374
Balance, end of period	$115,922

Crowsnest Property, British Columbia

On August 17, 2004, the Company entered into an assignment of an option agreement with respect to the Crowsnest claims, from a company with a common director, under which the Company can earn up to a 60% interest in the claims by paying cash acquisition costs of $100,000 over 4 years, issuing 150,000 common shares and incurring $800,000 of exploration expenditures on the claims. The schedule of commitments is as follows:

DATE	CASH PAYMENT	SHARES TO BE ISSUED	EXPENDITURE
ON SIGNING	$10,000 (PAID)	20,000 (ISSUED)	-
BY JULY 31, 2005	$7,500 (PAID)	-	-
BY AUGUST 4, 2005	$5,000 (PAID)	20,000 (ISSUED)	
BY OCTOBER 31, 2005			$10,000
BY JULY 31, 2006	$12,500	-	-
BY AUGUST 4, 2006	$5,000	20,000	$100,000
BY AUGUST 4, 2007	$20,000	20,000	$100,000
BY AUGUST 4, 2008	$40,000	70,000	$590,000
	$100,000	150,000	$800,000

Acquisition Costs	
Balance, beginning of period	$12,000
Option payment	14,540
Balance, end of period	$26,540
Exploration Costs	
Balance, beginning of period	$8,341
Engineering costs	120
Claim costs	1,101
Balance, end of period	$9,562
	$36,102

4. CAPITAL STOCK

Authorized:

Unlimited common shares without par value

Issued:

	Number of Shares	Share Amount	Contributed Surplus
Shares issued for cash	2,133,750	$ 95,875	
Flow-through shares issued for cash	2,671,250	$179,625	
Shares issued for services	360,000	$ 21,000	
Shares issued for debt	50,000	$ 5,000	
Shares issued for mineral properties	40,000	$ 4,000	
Balance, December 31, 2004	5,255,000	$304,500	
Recognize tax benefit realized on renunciation of flow through shares	-	$(63,962)	
Shares issued for mineral properties	40,000	$ 4,000	
Balance, March 31, 2005	5,295,000	$244,518	

Flow-through shares

The Company has issued 2,133,750 flow-through shares for total proceeds of $179,625. The Company has adopted the March 19, 2004 recommendation of the Emerging Issues Committee of the CICA on flow through shares, which requires the recognition of the foregone tax benefits at the time of renouncement, provided there is reasonable assurance the expenditure will be incurred. In February 2005, the Company renounced exploration expenditures of $179,625 to its flow-through shareholders and reduced its share capital by $63,982, representing the tax benefit of the tax deduction renounced to these shareholders.

Stock options

The Company has adopted a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock at prices to be determined and for a term not to exceed five years. Under the plan, the Company granted 775,000 options on March 31, 2005 at an exercise price of $0.25 per shares, and an expiry date of March 30, 2010.

The fair value of the stock options granted was estimated on the grant date using the Black-Scholes options pricing model with the following assumptions: no dividend yield, expected volatility of 119%, risk free interest rate of 2.75% and an expected life of five years. An amount o f $44,300 was credited to contributed surplus, representing the aggregate fair value of the stock options granted.

5. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties during the period:

a) Paid or accrued management fees of $30,000 to a director of the Company.

6. INCOME TAXES

The recoverability of income taxes shown in the financial statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	September 30, 2005	December 31, 2004
Statutory rate	36%	36%
Income tax recovery based on reported loss	$ (53,111)	$ (15,174)
Non-deductible items	15,780	-
Change in valuation allowance	(15,174)	15,174
Future income tax recovery	(53,717)	-

Significant components of the Company's future tax liabilities are as follows:

	September 30, 2005	December 31, 2004
Operating losses	$ 53,717	$ 15, 174
Resource deductions	(63,982)	-
	(10,265)	15,174
Valuation allowance	-	(15,174)
Future income tax liability	$ (10,265)	$ -

7. SUBSEQUENT EVENTS

Subsequent to the quarter, the Company completed the Crowsnest work commitment for 2005. (see note 3)

8. PROPOSED FINANCING

By an agency agreement dated June 24, 2005, the Company intends to offer, to the public by way of prospectus offering, up to 1,600,000 flow-through shares at $0.25 per share and up to 3,600,000 units at $0.25 per unit. This offering is subject to a minimum offering of 1,280,000 flow-through shares and 2,560,000 units. Each unit consists of one share and one warrant. Each warrant entitles the holder to acquire an additional share at $0.40 for one year.

LA QUINTA RESOURCES CORPORATION

RECEIVED
2006 JUN 27 P 2:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-901F – FOR THE PERIOD ENDED SEPTEMBER 30, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 DESCRIPTION OF BUSINESS

The Board of Directors of La Quinta Resources Corporation (the "Company", or "La Quinta") is pleased to present to its shareholders a summary of the Company's activities for the quarter ended September 30, 2005, and any other pertinent events subsequent to that date up to and including November 18, 2005.

The following information should be read in conjunction with the audited consolidated financial statements and related notes, which are prepared in accordance with Canadian generally accepted accounting principles.

The Company is a "reporting" company in the provinces of British Columbia, Alberta and Ontario. The Company is in the business of exploring for precious metals. Currently, both the Company's properties are in British Columbia, although management has a mandate to review international projects as well.

OVERALL PERFORMANCE

Since incorporation in August of 2004, the Company has optioned a 60% interest in two gold exploration properties in the Southeastern part of British Columbia. Both properties have had extensive previous exploration work by major mining companies and management feel they continue to hold significant uncapped potential.

Over $300,000 of private stage funding was secured in order to complete an assessment of the properties and organize the Company for public listing. An airborne geophysical survey was completed on the Howell property. The results of this survey confirmed that the intrusive zones with known gold mineralization are more prevalent than previously thought and cover a greater surface area of the property. The survey was also successful in defining two new areas of focus, one on the E grid and one on the A grid. While both these grids were previously explored, the areas highlighted by the airborne survey have been largely unexplored.

At this time, November 25, 2005, our Company has been issued a receipt for a prospectus offering which will permit the raising of up to $1,200,000 in an initial public offering. The offering is being confirmed today and will close on or about December 7, 2005 with the Company having raised about $1,000,000. Following completion of the offering the common shares of the Company will be listed for trading on the Toronto Venture Stock Exchange.

RESULTS OF OPERATIONS

During the last quarter the Company was focused on the listing process and little new exploration was undertaken. Subsequent to the end of the quarter, the Company completed $10,000 of exploration work on the Crowsnest property to maintain its option in good standing. The results of this limited program served to re-enforce the need for a systematic exploration to locate the source of the high grade boulders found on the Crowsnest property.

This program, along with a drilling program on the Howell property, will be undertaken after the Company has obtained its public listing.

1.4 SUMMARY OF QUARTERLY RESULTS

Quarter-Ended	09/30/05	06/30/05	03/31/05	12/31/04
Total Income	$nil	$nil	$nil	$nil
Net Loss	$(33,332)	$(29,009)	$(93,394)	$(42,599)
Net Loss per share.	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Variances in Net Loss from quarter to quarter are caused by:

- The adoption of an accounting policy to expense stock options compensation added $44,300 to expenses in the March 31, 2005 quarter.
- The adoption of an accounting policy to reflect the effect of tax deductions lost due to the issuance of flow-through shares lead to the recognition of $50,717 of future tax recovery in the March 31, 2005 and $16,056 and $3,000 of future tax recovery in the June and September quarters.
- Legal expenses increased in the June and September quarters as the listing process was initiated.
- Transfer agent, regulatory and filing fees increased in the March quarter as the Agent for the Company received a corporate finance fee as required by the agency agreement. Further expenses were incurred in the September quarter as the Company paid the requisite listing fees to the Exchange.

1.5 LIQUIDITY AND CAPITAL RESOURCES

The Company is in the mineral exploration and development business and is exposed to a number of risks and uncertainties inherent in the oil industry. This activity is capital intensive at all stages and subject to the fluctuations in commodity prices, market sentiment, currencies, inflation and other risks. The Company currently has no sources of revenue, and relies primarily on equity financings to fund its exploration, development and administrative activities. Material increases or decreases in liquidity will be substantially determined by the success or failure of its exploration and development activities, as well as its continued ability to raise capital. The Company is not aware of any trends, demands, commitments, events or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future, other than normal expected operating and administrative costs.

As of the date of this management discussion and analysis, the Company had working capital deficiency of approximately $40,000.

Our current working capital commitments include $7,000 per month for management and consulting fees Total general and administrative costs, including the commitments listed, for the year is budgeted to be about $235,000. With the completion of its initial public offering where the Company raised about $1,000,000, the Company can continue with its planned development.
The Company's current property payments and budgeted work commitments for the remainder of fiscal 2006 are summarized as follows:

	Howell	Crowsnest
Property payment	$7,500	$17,500
Budgeted exploration costs	$364,500	$123,750
Total net cash requirements	$372,000	$141,250

1.6 OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements at the time of this management discussion and analysis.

1.7 RELATED PARTY TRANSACTIONS

The Company has an ongoing contract with the President that he be paid $5,000 per month for management services.

There are no other related party contracts.

1.8 FINANCIAL INSTRUMENTS

At this time all the Company's financial instruments have short (less than 3 months) periods to maturity. The Company does not at this time have any hedging or other commodity risk control strategies in place. Management will consider employing such strategies once LAK Ranch is advanced beyond the current pilot phase.

CRITICAL ESTIMATES

In expensing incentive stock options we have estimated a risk free interest rate of 2.75%, a dividend yield of 0%, an expected option life of 5 years with a stock price volatility of 119 %.

In calculating the future tax benefit realized on the sale of flow through shares a tax rate of 36% was used.

The Company annually reviews the carrying value of its properties, which are currently unproven, by reference to the the timing of exploration and development work, the work programs and the results achieved on the project. Where impairment occurs a charge to earnings would be made.

It should be noted that the recoverability of the amounts shown for mineral properties are dependent upon the existence of economically recoverable reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties. The amount shown represents net costs to date, less amounts depleted or written off and amounts realized from option payments received, and does not necessarily represent present or future values.

1.10 ACCOUNTING POLICIES

The Company adopted Accounting Guideline 15 (ACG 15) (Consolidation of Variable Interest Entities) effective November 1, 2004. The adoption of ACG 15 has not had a material impact on the Company.

The Company has adopted a disclosure control policy, which has been evaluated by management and found to be satisfactory in ensuring that this MD&A contains all material information about the Company.

The Company records stock option compensation expense using the Black–Scholes option pricing method.

The Company has adopted the recommendation of the Emerging Issues Committee of the CICA on flow-through shares, which requires recognition of the foregone tax benefits at the time of renouncement, provided there is reasonable assurance the expenditure will be incurred.

Additional information, including La Quinta's Alternative Annual Information Form, is available on SEDAR at www.sedar.com. And at the Company's web site at www.La Quintaoilandgas/com

1.11 ADDITIONAL INFORMATION FOR VENTURE ISSUER'S WITHOUT SIGNIFICANT REVENUE

Expenditures in the period:

Howell Property

Acquisition Costs	
Balance, beginning of period	$ 4,500
Option payments	7,048
Balance, end of period	$ 11,548
Exploration Costs	
Balance, beginning of period	$102,292
Engineering costs	2,082
Balance, end of period	$104,374
Balance, end of period	$115,922

Crowsnest Property

Acquisition Costs	
Balance, beginning of period	$12,000
Option payment	14,540
Balance, end of period	$26,540
Exploration Costs	
Balance, beginning of period	$8,341
Engineering costs	120
Claim costs	1,101
Balance, end of period	$9,562
Balance, end of period	$36,102

General and Administrative Expenses

	Three Months Ended September 30 2005	Nine Months Ended September 30 2005
EXPENSES		
Bank charges and interest	19	87
Management fees	-	30,000
Office and miscellaneous	2,607	3,267
Professional fees	29,164	52,864
Rent	857	6,759
Stock based compensation	-	44,300
Transfer, regulatory and sponsorship fees	3,675	41,001
Travel and related costs	-	2,155
Loss from operations	$ (36,322)	$ (180,433)
OTHER ITEMS		
Gain realized on future income taxes	$ 3,000	$ 53,717
Net income (loss) for the period	$ (33,322)	$ (126,716)
Deficit, beginning of period	$(135,993)	$ (42,599)
Deficit, end of period	$(169,315)	$ (169,315)
Basic and fully diluted loss per share	$ (0.01)	$ (0.02)

Please see Section 4 for an explanation of the variances.

Schedule of Share Capital

Does not include approximately 4,000,000 shares which are to be issued on closing of the Company's initial public offering. Such closing is scheduled for early December 2005.

	As at the date of this Management Discussion and Analysis
Common shares outstanding	5,295,000
Options	775,000
Warrants	nil
Total fully diluted	6,070,000

END